FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2023
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - June 2023 Financial Report	3

Financial Report

2023 | January - June

santander.com

Santander

January - June	2023

This report was approved by the board of directors on 25 July 2023, following a favourable report from the audit committee. Important information regarding this report can be found on pages 89 and 90.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Jun-23	Mar-23%		Jun-23	Jun-22%		Dec-22
Total assets	1,780,493	1,749,402	1.8	1,780,493	1,722,840	3.3	1,734,659
Loans and advances to customers	1,045,044	1,041,388	0.4	1,045,044	1,037,721	0.7	1,036,004
Customer deposits	1,013,778	998,949	1.5	1,013,778	957,690	5.9	1,009,722
Total funds	1,255,783	1,237,015	1.5	1,255,783	1,188,310	5.7	1,239,981
Total equity	102,044	99,490	2.6	102,044	97,462	4.7	97,585
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q2'23	Q1'23%		H1'23	H1'22%		2022
Net interest income	10,524	10,396	1.2	20,920	18,409	13.6	38,619
Total income	14,088	13,922	1.2	28,010	25,120	11.5	52,117
Net operating income	7,754	7,777	(0.3)	15,531	13,685	13.5	28,214
Profit before tax	4,258	3,832	11.1	8,090	7,915	2.2	15,250
Profit attributable to the parent	2,670	2,571	3.9	5,241	4,894	7.1	9,605
Changes in constant euros:
Q2'23 / Q1'23: NII: +1.9%; Total income: +1.3%; Net operating income: -0.5%; Profit before tax: +11.3%; Attributable profit: +4.5%.
H1'23 / H1'22: NII: +14.9%; Total income: +12.2%; Net operating income: +13.5%; Profit before tax: +2.0%; Attributable profit: +7.2%.

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2'23	Q1'23%		H1'23	H1'22%		2022
EPS (euros)	0.16	0.15	5.4	0.31	0.27	13.4	0.54
RoE	11.56	11.38		11.47	10.98		10.67
RoTE	14.61	14.38		14.49	13.69		13.37
RoA	0.67	0.66		0.67	0.66		0.63
RoRWA	1.90	1.86		1.88	1.86		1.77
Efficiency ratio	44.3	44.1		44.2	45.5		45.8

UNDERLYING INCOME STATEMENT [1] (EUR million)	Q2'23	Q1'23%		H1'23	H1'22%		2022
Net interest income	10,735	10,185	5.4	20,920	18,409	13.6	38,619
Total income	14,299	13,935	2.6	28,234	25,120	12.4	52,154
Net operating income	7,965	7,790	2.2	15,755	13,685	15.1	28,251
Profit before tax	4,234	4,095	3.4	8,329	7,915	5.2	15,250
Profit attributable to the parent	2,670	2,571	3.9	5,241	4,894	7.1	9,605
Changes in constant euros:
Q2'23 / Q1'23: NII: +6.1%; Total income: +2.7%; Net operating income: +2.0%; Profit before tax: +3.6%; Attributable profit: +4.5%.
H1'23 / H1'22: NII: +14.9%; Total income: +13.1%; Net operating income: +15.2%; Profit before tax: +5.0%; Attributable profit: +7.2%.

SOLVENCY (%)	Jun-23	Mar-23	Jun-23	Jun-22	Dec-22
Fully-loaded CET1 ratio	12.2	12.2	12.2	12.0	12.0
Fully-loaded total capital ratio	15.9	15.8	15.9	15.9	15.8

CREDIT QUALITY (%)	Q2'23	Q1'23	H1'23	H1'22	2022
Cost of risk[2]	1.08	1.05	1.08	0.83	0.99
NPL ratio	3.07	3.05	3.07	3.05	3.08
NPL coverage ratio	68	68	68	71	68

January - June 2023	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

MARKET CAPITALIZATION AND SHARES	Jun-23	Mar-23%		Jun-23	Jun-22%		Dec-22
Shares (millions)	16,184	16,454	(1.6)	16,184	16,794	(3.6)	16,794
Share price (euros)	3.385	3.426	(1.2)	3.385	2.688	25.9	2.803
Market capitalization (EUR million)	54,783	56,371	(2.8)	54,783	45,143	21.4	47,066
Tangible book value per share (euros)	4.57	4.41		4.57	4.24		4.26
Price / Tangible book value per share (X)	0.74	0.78		0.74	0.63		0.66

CUSTOMERS (thousands)	Q2'23	Q1'23%		H1'23	H1'22%		2022
Total customers	163,756	161,155	1.6	163,756	154,402	6.1	159,844
Active customers	99,472	99,261	0.2	99,472	97,806	1.7	99,190
Loyal customers	27,948	27,464	1.8	27,948	26,511	5.4	27,456
Digital customers	52,517	51,919	1.2	52,517	49,871	5.3	51,471
Digital sales / Total sales (%)	56.0	54.7		55.3	55.5		55.1

OTHER DATA	Jun-23	Mar-23%		Jun-23	Jun-22%		Dec-22
Number of shareholders	3,802,161	3,881,758	(2.1)	3,802,161	3,985,638	(4.6)	3,915,388
Number of employees	212,409	210,169	1.1	212,409	200,651	5.9	206,462
Number of branches	8,823	8,993	(1.9)	8,823	9,193	(4.0)	9,019

1.	In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the “Alternative performance measures” section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2022 Annual Financial Report, published in the CNMV on 28 February 2023, our 20-F report for the year ending 31 December 2022 filed with the SEC in the United States on 1 March 2023 as well as the “Alternative performance measures” section of the appendix to this report.

2.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

01. Customer focus	02. Our scale	03. Diversification
Digital bank with branches	Local and global scale	Geographic and business diversification. Solid and diversified balance sheet

Transform our business and operating model through our global technology initiatives to build a digital bank with branches that provides access to financial services for our customers through several channels.	In-market scale in each of our core markets in volumes combined with our global scale support greater profitability and provide a competitive advantage over local peers.	Our well-balanced diversification between developing and mature markets, as well as between business and customer segments, delivers recurrent pre-provision profit with low volatility.

Top 3 NPS[1]	Top 3 in lending[2] in 9 of our markets	Contribution to Group profit[3]
in 5 markets

North America
23%
Europe
43%
25%
South America
9%
Digital Consumer Bank

SCIB

WM&I

PagoNxt

Cards & Digital Solutions

164 mn total customers
99 mn active customers

Our business model remains a source of great strength and resilience

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

1.NPS – internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H1'23.
2.Market share in lending as of March 2023 including only privately-owned banks. Digital Consumer Bank (DCB) refers to auto in Europe.
3.H1'23 attributable profit by region. Operating areas excluding the Corporate Centre.

January - June 2023	5

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

Highlights of the period

PROFIT

Attributable profit

H1'22
H1'23

EUR 4,894 mn

EUR 5,241 mn

+7% in euros

+7% in constant euros

▶	In Q2 2023, attributable profit amounted to EUR 2,670 million, 4% more than in the previous quarter and 14% more than in Q2 2022 (+17% in constant euros).

▶
In H1 2023, attributable profit was EUR 5,241 million, 7% higher than in the same period in 2022 (+7% in constant euros) and 12% higher if we exclude the temporary levy on revenue obtained in Spain and DCB in Q1 2023.

▶	Sustained earnings per share growth, which rose 13% compared to H1 2022 to EUR 30.8 cents, boosted by the share buybacks in the last 12 months.

VALUE CREATION

▶	Profitability improved in the quarter and year-on-year, with RoTE of 14.5%, compared to 13.7% in first half of 2022, supported by double-digit revenue growth.

▶	The acceleration of structural changes towards a simpler and more integrated model through One Transformation, which we are expanding across the Group, is driving efficiency and profitable growth.
▶	The efficiency ratio was 44.2%, improving 1.3 pp compared to H1 2022, driven mainly by Europe where it decreased 6.6 pp.

Shareholder remuneration

Cash dividend

EUR cents

Interim dividend
Final dividend
2021
10.00
2022
11.78
+18%

Share buyback programme

EUR million

2021
1,700
2022
1,900
+11%

▶
The AGM approved a final cash dividend of EUR 5.95 cents per share, paid on 2 May 2023. The total cash dividend against 2022 results was EUR 11.78 cents per share, 18% more than in 2021. This payment was complemented by two already executed share buyback programmes, amounting to EUR 1.9 billion. The bank has repurchased close to 7% of its outstanding shares since November 2021.

▶	Together, the shareholder remuneration against 2022 results was EUR 3,842 million[1], equivalent to approximately 40% of the underlying profit in 2022.

▶	In 2023, the board approved the new shareholder remuneration policy, increasing payout from 40% in 2022 to 50% of attributable profit[2] in 2023.

▶
As of June 2023, TNAV per share was EUR 4.57. Including the last two cash dividends against 2022 results (EUR 5.83 cents and EUR 5.95 cents), TNAV + dividend per share increased 11% since June 2022 (+4% quarter-on-quarter).

1.Including the cash dividend and the share buyback programmes.
2.Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

6	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH

Customers: **164 million**

+9 million

Loans and advances to customers

+0%

Customer funds

+4%

Net interest income

+15%

Net fee income

+5%

Note: changes vs. June 2022 in constant euros

▶	Total customers amounted to 164 million, 9 million more than in June 2022.

▶	Active customers reached 99 million, increasing 2 million in the last 12 months. We have 52.5 million digital customers, a 5% increase year-on-year.

▶
Business volumes reflect the impact that the economic and interest rate environment are having on customer behaviour. Loans and advances to customers increased 1% year-on-year. They remained flat in constant euros as the rise in North America, South America and DCB was offset by the reduction in Europe (lower business demand and mortgage prepayments).
Customer funds rose 5% year-on-year (+4% in constant euros, having increased EUR 3,370 million in the last quarter). Deposits increased both in individuals and SCIB, with a stable structure where approximately 75% are transactional[1].

▶
Positive sensitivity to higher interest rates, margin management and higher customer activity were reflected in the 14% rise in net interest income and 4% increase in net fee income (+15% and +5%, respectively, in constant euros).

▶	Global businesses, PagoNxt and Auto accounted for 39% of revenue and 42% of net fee income.

STRENGTH

▶
Credit quality remained robust driven by the good performance in employment in all regions. The NPL ratio stood at 3.07%, 2 bps higher than June 2022. Total loan-loss reserves reached EUR 23,902 million, resulting in a total coverage ratio of impaired assets of 68%.

▶
Group's cost of risk stood at 1.08% (1.05% in March 2023 and 0.83% in June 2022). The CoR in the UK (0.11%), DCB (0.54%) and Mexico (2.13%) were up from low levels, Poland is impacted by CHF mortgages, in the US (1.57%) normalization is slower and performing better than expected, and CoR in Brazil (4.74%) decreased slightly in the quarter.

▶
The fully-loaded CET1 ratio ended the quarter at 12.2%.
In the quarter, there were 21 bps of gross organic generation and an 11 bp charge for a future cash dividend payment against Q2 2023 results[2] (in line with the 50% target payout), while we invest in profitable growth opportunities. In addition, new lending had a RoRWA of 2.9%, equivalent to an RoTE above 15%.

LIQUIDITY

▶ Solid liquidity position with regulatory ratios well above the 100% minimum requirement. The Group liquidity coverage ratio (LCR) in the first quarter increased slightly to 158%.

▶
The liquidity buffer, comprising high quality liquid assets (HQLAs), exceeded EUR 317 billion in June 2023, of which 97% were level 1. EUR 204 billion of the total liquidity buffer was in cash[4], equivalent to around 20% of our deposit base.

1. Deposits from individuals and SMEs plus other operational corporate deposits.
2. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
3. Provisional data.
4. Cash, central banks reserves and deposit facility with central banks.

January - June 2023	7

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q2'23	Q1'23%		% excl. FX	H1'23	H1'22%		% excl. FX
Net interest income	10,524	10,396	1.2	1.9	20,920	18,409	13.6	14.9
Net fee income[1]	3,060	3,043	0.6	0.8	6,103	5,852	4.3	5.2
Gains or losses on financial assets and liabilities and exchange differences[2]	587	715	(17.9)	(14.3)	1,302	743	75.2	88.2
Dividend income	319	63	—	—	382	335	14.0	13.7
Share of results of entities accounted for using the equity method	170	126	34.9	33.3	296	312	(5.1)	(6.1)
Other operating income/expenses[3]	(572)	(421)	35.9	64.2	(993)	(531)	87.0	157.4
Total income	14,088	13,922	1.2	1.3	28,010	25,120	11.5	12.2
Operating expenses	(6,334)	(6,145)	3.1	3.7	(12,479)	(11,435)	9.1	10.6
Administrative expenses	(5,517)	(5,356)	3.0	3.6	(10,873)	(9,993)	8.8	10.2
Staff costs	(3,358)	(3,245)	3.5	3.8	(6,603)	(5,948)	11.0	12.1
Other general administrative expenses	(2,159)	(2,111)	2.3	3.1	(4,270)	(4,045)	5.6	7.4
Depreciation and amortization	(817)	(789)	3.5	4.4	(1,606)	(1,442)	11.4	13.2
Provisions or reversal of provisions	(688)	(642)	7.2	7.1	(1,330)	(935)	42.2	52.3
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,936)	(3,301)	(11.1)	(11.9)	(6,237)	(4,763)	30.9	29.9
Impairment on other assets (net)	(70)	(22)	218.2	241.3	(92)	(61)	50.8	53.4
Gains or losses on non-financial assets and investments, net	251	26	—	—	277	(4)	—	—
Negative goodwill recognized in results	—	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(53)	(6)	—	—	(59)	(7)	742.9	818.3
Profit or loss before tax from continuing operations	4,258	3,832	11.1	11.3	8,090	7,915	2.2	2.0
Tax expense or income from continuing operations	(1,314)	(967)	35.9	35.3	(2,281)	(2,374)	(3.9)	(4.5)
Profit from the period from continuing operations	2,944	2,865	2.8	3.2	5,809	5,541	4.8	4.8
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,944	2,865	2.8	3.2	5,809	5,541	4.8	4.8
Profit attributable to non-controlling interests	(274)	(294)	(6.8)	(8.0)	(568)	(647)	(12.2)	(13.3)
Profit attributable to the parent	2,670	2,571	3.9	4.5	5,241	4,894	7.1	7.2

EPS (euros)	0.16	0.15	5.4		0.31	0.27	13.4
Diluted EPS (euros)	0.16	0.15	5.4		0.31	0.27	13.2

Memorandum items:
Average total assets	1,766,099	1,742,316	1.4		1,754,207	1,666,474	5.3
Average stockholders' equity	92,383	90,353	2.2		91,368	89,125	2.5

NOTE: The summarized income statement groups some lines of the consolidated income statement on page 87 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from assets under insurance and reinsurance contracts’; and ‘Expenses from liabilities under insurance and reinsurance contracts’.

8	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit		Performance
Record half-year profit following Q2 which maintained growth trends		Trends seen at the beginning of the year continued: revenue growth, improved efficiency and controlled cost of risk
Attributable profit		Total income	Costs	Provisions
EUR 5,241 mn	+7% in euros	+12%	+9%	+22%	in euros
	+7% in constant euros	+13%	+11%	+21%	in constant euros
Efficiency		Profitability
The Group's efficiency ratio improved driven by Europe		Profitability continued to improve
Group	Europe	RoTE		RoRWA
44.2%	41.9%	14.5%		1.88%
-1.3 pp	-6.6 pp	+0.8 pp		+0.02 pp
Changes vs. H1 2022.

Results performance compared to H1 2022
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management of the country units. For the Group as a whole, exchange rates had a negative impact of 1 pp in revenue and costs.
Total income
Total income amounted to EUR 28,010 million, up 12% compared to H1 2022. In constant euros, total income also increased 12%. Net interest income and net fee income accounted for 96% of total income. By line:
•Net interest income amounted to EUR 20,920 million, 14% higher than H1 2022. Stripping out the exchange rate impact, growth was 15%, mainly due to greater volumes in some countries, higher interest rates and margin management.
By region and in constant euros, of note was the net interest income growth across Europe (+32%), due to the strong positive sensitivity to interest rate rises in our balance sheet in euros. By country: +57% in Spain, +11% in the UK, +69% in Portugal and +35% in Poland.
NII increased 4% in North America, driven mainly by Mexico (+12%) while it remained flat in the US.

Net interest income
EUR million
constant euros
It was up 6% in South America. Year-on-year volume increases and higher interest rates were not reflected in growth in all countries due to the negative sensitivity to rate rises in Brazil and Chile.
NII increased 3% at DCB, as higher volumes offset the initial negative impact from higher interest rates, and the Corporate Centre recorded lower losses due to higher remuneration of the liquidity buffer.
•Net fee income increased 4% compared to H1 2022, reaching EUR 6,103 million. In constant euros, it was 5% higher.
By region, net fee income in North America and South America rose 7% and 16%, respectively. It decreased 3% in Europe due to lower credit volumes and commercial campaigns.
Our scale and global businesses, together with our financing capabilities in auto and payments, generated greater activity for our country units and the Group, which was reflected in net fee income growth. These business represented 42% of the Group's total net fee income.
In Santander Corporate & Investment Banking (SCIB), net fee income increased 15%, with widespread growth across its core businesses.

Net fee income
EUR million
constant euros

January - June 2023	9

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Income statement
Net fee income from payments was also strong, increasing 14% in PagoNxt, with total payments volumes increasing 25% year-on-year.
In Wealth Management & Insurance (WM&I), total net fee income generated (including fees ceded to the commercial network) increased 2%, affected by slower growth and a change in mix in AuMs in Asset Management. On the other hand, there were good performances in Insurance and Private Banking.
In Auto, net fee income increased 4% driven by the good performance in Brazil and Mexico partially offset by the regulatory change capping fees in Germany. In the quarter, the trend improved (+7%).
•Gains on financial transactions stood at EUR 1,302 million (EUR 743 million in the first half of 2022), driven mainly by SCIB, DCB and lower losses in the Corporate Centre (driven by higher negative results from the FX hedge in H1 2022).
•Dividend income was EUR 382 million (EUR 335 million in H1 2022).
•The results of entities accounted for using the equity method also remained stable (EUR 296 million compared to EUR 312 million in H1 2022).
•Other operating income recorded a loss of EUR 993 million (compared to a EUR 531 million loss in H1 2022), owing to the hyperinflation adjustment in Argentina and lower leasing income in the US. This line was affected by the EUR 224 million charge related to the temporary levy in Spain and DCB recorded in Q1 2023.
In summary, total income increased in all regions, DCB and global businesses. The Corporate Centre also increased, due to the higher liquidity buffer remuneration and the lower negative impact from the FX hedge.

Total income
EUR million
constant euros
Costs
Operating expenses amounted to EUR 12,479 million, 9% higher than H1 2022 (+11% in constant euros), due to the increase in inflation. In real terms (excluding the impact of average inflation), costs fell 1% in constant euros.
Our cost management continued to focus on improving the efficiency ratio, and as a result we remained among the most efficient banks in the world. The efficiency ratio stood at 44.2% at the end of H1 2023, a 1.3 pp improvement on the first half of 2022 and 1.6 pp better than full-year 2022.
Our transformation plan, One Transformation, continued to progress across our footprint, reflected in greater operating productivity, and better business dynamics.
The cost trends by region and market in constant euros were as follows:
•In Europe, costs were up 7%. In real terms, costs decreased 2%, with falls in the UK (-5%), Spain (-1%) and Portugal (-2%), whereas costs increased 3% in Poland due to the very competitive labour market and the impact from investments in digitalization. The region's efficiency ratio stood at 41.9%, improving almost 7 pp year-on-year.
•In North America, costs increased 8%. In real terms, they were up 1%, due to investments in digitalization and technology and other transformation initiatives underway. The efficiency ratio stood at 47.7%.
•In South America, the rise in costs (+20%) was significantly distorted by soaring average inflation in the region (21% due to 96% inflation in Argentina) which was reflected in salary increases, directly linked to inflation. In real terms, costs remained stable. The efficiency ratio was 39.1%, maintaining our position as a leader in the sector.
•Digital Consumer Bank's costs were 7% higher due to inflation, strategic transformational investments and business growth. In real terms, costs fell 1%. The efficiency ratio stood at 49.4%.

Operating expenses
EUR million
constant euros

10	January - June 2023

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Income statement
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 1,330 million (EUR 935 million in H1 2022) mainly driven by the UK, Poland and Brazil.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 6,237 million (EUR 4,763 million in H1 2022).
This comparison was mainly affected by the provisions resulting from the charges in Poland for CHF mortgages, the increase in the US (due to normalization) and higher provisions recorded in Brazil.
Impairment on other assets (net)
The impairment of other assets (net) was EUR 92 million, compared to an impairment of EUR 61 million in H1 2022.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 277 million in H1 2023 (loss of EUR 4 million in H1 2022).

Net loan-loss provisions
EUR million
constant euros
Negative goodwill recognized in results
No negative goodwill was recorded in the first half of 2023 or 2022.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 59 million loss in H1 2023 (EUR 7 million loss in H1 2022).
Profit before tax
Profit before tax was EUR 8,090 million in H1 2023, +2% year-on-year. In constant euros, it also increased 2%, affected by higher loan-loss provisions and impairments and the temporary levy, offsetting the good top line performance (double-digit growth in total income minus costs).
Income tax
Total income tax was EUR 2,281 million (EUR 2,374 million in H1 2022).
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 568 million, down 12% year-on-year (-13% in constant euros), due to South America and DCB.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 5,241 million in H1 2023, compared to EUR 4,894 million in H1 2022. These results do not fully reflect profit performance due to the temporary levy mentioned in other sections of the report.
RoTE stood at 14.5% (13.7% in H1 2022), RoRWA at 1.88% (1.86% in H1 2022) and earnings per share stood at EUR 0.31 (EUR 0.27 in H1 2022).

January - June 2023	11

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Income statement
Underlying profit attributable to the parent
Profit attributable to the parent and underlying profit were the same in the first half of 2023 (EUR 5,241 million), as profit was not affected by results that fell outside the ordinary course of our business, but there was a reclassification of certain items under some headings of the underlying income statement to better understand the business trends. These items recorded are:
•The temporary levy on revenue in Spain in the first quarter of 2023, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
•Provisions to strengthen the balance sheet in Brazil in the first quarter of 2023, totalling EUR 235 million, net of tax and minority interests.
In the first half of 2022, profit attributable to the parent and underlying profit were also the same (EUR 4,894 million), as profit was not affected by results that fell outside the ordinary course of our business.
For more details, see the 'Alternative Performance Measures' section in the appendix of this report.
Attributable profit and underlying profit increased 7% in euros and constant euros compared to the first half of 2022.
This growth was mainly boosted by solid revenue performance, which increased 12% (+13% in constant euros) compared to the first half of 2022, and the efficiency improvement, which stood at 44.2%.
Santander's net operating income was EUR 15,755 million, 15% higher year-on-year. In constant euros, it rose 15% as follows:
•In Europe, net operating income increased 39% with strong improvements in all markets, boosted by revenue growth (+23%) and efficiency gains.
•In North America, net operating income rose 3%. It decreased 9% in the US (mainly due to lower leasing income and higher costs) and was up 22% in Mexico, owing to stronger net interest income and net fee income.
•In South America, net operating income decreased 3%, driven by further falls in net interest income in both Brazil and Chile. Net interest income increased strongly in Argentina and Uruguay.
•In Digital Consumer Bank, net operating income increased 3%. Revenue growth was driven net interest income and higher leasing income and gains on financial transactions. Costs rose due to strategic transformation investments and business growth, as already mentioned.
•In the Corporate Centre, net operating income increased EUR 395 million, driven by the improvement of net interest income (higher liquidity buffer remuneration) and gains on financial transactions (FX hedge costs in 2022).
Net loan-loss provisions continued with the normalization that began last year, rising 22% (+21% in constant euros). This growth was reflected in an increase in the cost of risk to 1.08%, in line with the Group's target for the year.

Summarized underlying income statement
EUR million			Change				Change
	Q2'23	Q1'23%		% excl. FX	H1'23	H1'22%		% excl. FX
Net interest income	10,735	10,185	5.4	6.1	20,920	18,409	13.6	14.9
Net fee income	3,060	3,043	0.6	0.8	6,103	5,852	4.3	5.2
Gains (losses) on financial transactions [1]	587	715	(17.9)	(14.3)	1,302	743	75.2	88.2
Other operating income	(83)	(8)	—	—	(91)	116	—	—
Total income	14,299	13,935	2.6	2.7	28,234	25,120	12.4	13.1
Administrative expenses and amortizations	(6,334)	(6,145)	3.1	3.7	(12,479)	(11,435)	9.1	10.6
Net operating income	7,965	7,790	2.2	2.0	15,755	13,685	15.1	15.2
Net loan-loss provisions	(2,898)	(2,873)	0.9	0.0	(5,771)	(4,735)	21.9	21.1
Other gains (losses) and provisions	(833)	(822)	1.3	1.4	(1,655)	(1,035)	59.9	68.6
Profit before tax	4,234	4,095	3.4	3.6	8,329	7,915	5.2	5.0
Tax on profit	(1,264)	(1,230)	2.8	2.4	(2,494)	(2,374)	5.1	4.5
Profit from continuing operations	2,970	2,865	3.7	4.1	5,835	5,541	5.3	5.2
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,970	2,865	3.7	4.1	5,835	5,541	5.3	5.2
Non-controlling interests	(300)	(294)	2.0	0.5	(594)	(647)	(8.2)	(9.5)
Profit attributable to the parent	2,670	2,571	3.9	4.5	5,241	4,894	7.1	7.2
1. Includes exchange differences.

12	January - June 2023

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Income statement
Underlying results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent were also the same (EUR 2,670 million) in Q2 2023, as profit was not affected by results outside the ordinary course of our business. However, Q2 2023 was affected by the reversal of a tax liability release recorded in Brazil in Q1 2023. After taxes and minority interests, the negative impact was EUR 235 million and was recorded in the other gains (losses) and provisions line.
This profit includes the EUR 205 million (net of tax) contribution to the Single Resolution Fund (SRF), which is usually recorded in the second quarter in Spain, Portugal, Digital Consumer Bank and the Corporate Centre and the banking tax in Portugal (EUR 38 million).
As such, quarter-on-quarter profit growth was 4%.
In constant euros, profit increased 4%. The performance of the main lines of the income statement was as follows:
•Total income rose in the quarter (+3%) due to good dynamics in all regions:
–Net interest income was up 6%, impacted by the positive sensitivity to higher interest rates in our balance sheet in the recent months, mainly in Europe (+9%). NII increased 9% in South America driven by Argentina and Uruguay, and 1% in North America driven by Mexico.

Net operating income
EUR million
constant euros
–Net fee income rose 1%, driven by the good performance in South America, North America and DCB, which offset the decreases in Europe (seasonal effect in SCIB).
–Other income decreased due to both gains on financial transactions (very high in Q1 2023), and charges related to the SRF contribution.
•Operating expenses increased 4%, with increases mainly in South America due to Argentina.
•Net loan-loss provisions were stable in the quarter, decreasing in the US, Spain, the UK and Chile and increasing in Poland, Brazil and DCB.
•Other gains (losses) and provisions recorded a negative result of EUR 833 million. In the first quarter of 2023, the loss was EUR 822 million, which included the temporary levy charge of EUR 224 million in Spain.

Profit attributable to the parent
EUR million
constant euros

January - June 2023	13

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-23	Jun-22	Absolute	%	Dec-22
Cash, cash balances at central banks and other demand deposits	207,546	211,276	(3,730)	(1.8)	223,073
Financial assets held for trading	183,834	163,235	20,599	12.6	156,118
Debt securities	55,823	41,668	14,155	34.0	41,403
Equity instruments	13,349	10,686	2,663	24.9	10,066
Loans and advances to customers	11,051	15,090	(4,039)	(26.8)	9,550
Loans and advances to central banks and credit institutions	35,998	27,076	8,922	33.0	28,097
Derivatives	67,613	68,715	(1,102)	(1.6)	67,002
Financial assets designated at fair value through profit or loss[1]	15,441	16,870	(1,429)	(8.5)	14,702
Loans and advances to customers	6,782	7,755	(973)	(12.5)	6,642
Loans and advances to central banks and credit institutions	627	1,396	(769)	(55.1)	673
Other (debt securities an equity instruments)	8,032	7,719	313	4.1	7,387
Financial assets at fair value through other comprehensive income	86,756	91,998	(5,242)	(5.7)	85,239
Debt securities	76,010	82,664	(6,654)	(8.0)	75,083
Equity instruments	1,729	2,131	(402)	(18.9)	1,941
Loans and advances to customers	8,714	7,203	1,511	21.0	8,215
Loans and advances to central banks and credit institutions	303	—	303	—	—
Financial assets measured at amortized cost	1,180,302	1,129,690	50,612	4.5	1,147,044
Debt securities	91,559	57,520	34,039	59.2	73,554
Loans and advances to customers	1,018,497	1,007,673	10,824	1.1	1,011,597
Loans and advances to central banks and credit institutions	70,246	64,497	5,749	8.9	61,893
Investments in subsidiaries, joint ventures and associates	7,679	7,665	14	0.2	7,615
Tangible assets	34,159	34,640	(481)	(1.4)	34,073
Intangible assets	19,528	18,349	1,179	6.4	18,645
Goodwill	14,126	13,877	249	1.8	13,741
Other intangible assets	5,402	4,472	930	20.8	4,904
Other assets[2]	45,248	49,117	(3,869)	(7.9)	48,150
Total assets	1,780,493	1,722,840	57,653	3.3	1,734,659

Liabilities and shareholders' equity
Financial liabilities held for trading	134,888	114,406	20,482	17.9	115,185
Customer deposits	19,921	13,799	6,122	44.4	12,226
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	30,356	14,860	15,496	104.3	15,553
Derivatives	62,259	67,152	(4,893)	(7.3)	64,891
Other	22,352	18,595	3,757	20.2	22,515
Financial liabilities designated at fair value through profit or loss	36,220	24,726	11,494	46.5	40,268
Customer deposits	27,297	15,366	11,931	77.6	31,143
Debt securities issued	5,684	5,597	87	1.6	5,427
Deposits by central banks and credit institutions	3,239	3,763	(524)	(13.9)	3,698
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,446,882	1,427,721	19,161	1.3	1,423,858
Customer deposits	966,560	928,525	38,035	4.1	966,353
Debt securities issued	285,869	255,049	30,820	12.1	274,912
Deposits by central banks and credit institutions	149,348	203,511	(54,163)	(26.6)	145,534
Other	45,105	40,636	4,469	11.0	37,059
Liabilities under insurance contracts	17,584	16,955	629	3.7	16,426
Provisions	8,389	8,590	(201)	(2.3)	8,149
Other liabilities[3]	34,486	32,980	1,506	4.6	33,188
Total liabilities	1,678,449	1,625,378	53,071	3.3	1,637,074
Shareholders' equity	127,258	122,037	5,221	4.3	124,732
Capital stock	8,092	8,397	(305)	(3.6)	8,397
Reserves (including treasury stock)[4]	113,925	108,746	5,179	4.8	107,709
Profit attributable to the Group	5,241	4,894	347	7.1	9,605
Less: dividends	—	—	—	—	(979)
Other comprehensive income	(33,789)	(32,526)	(1,263)	3.9	(35,628)
Minority interests	8,575	7,951	624	7.8	8,481
Total equity	102,044	97,462	4,582	4.7	97,585
Total liabilities and equity	1,780,493	1,722,840	57,653	3.3	1,734,659

NOTE: The condensed balance sheet groups some lines of the consolidated balance sheet on pages 85 and 86 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under insurance or reinsurance contracts'; ‘Tax assets’; ‘Other assets’; and 'Non-current assets held for sale’.

3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; ‘Other liabilities’; and ‘Liabilities associated with non-current assets held for sale‘.

4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

14	January - June 2023

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
Credit performance reflects the impact of the macroeconomic environment and rising interest rates on customer behaviour			Customer funds continued to grow year-on-year. Stable quarter with a recovery in balances from individuals
Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
1,022		-0.5% QoQ	1,134		+0.3% QoQ
EUR billion		+0.1% YoY	EUR billion		+4.2% YoY
è By segment:			è By product:
Year-on-year growth in individuals offset by lower corporate demand			Deposits increased 4% year-on-year due to a sharp increase in time deposits driven by higher interest rates
Individuals	SMEs and corporates	CIB	Demand	Time	Mutual funds
+2%	-2%	-4%	-7%	+47%	+4%
Note: changes in constant euros.

Loans and advances to customers
Loans and advances to customers stood at EUR 1,045,044 million as at 30 June 2023, having increased 0.4% in the quarter and +0.7% in the last 12 months.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repos (EUR 1,022,191 million). Additionally, to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the quarter, gross loans and advances to customers, excluding reverse repos, decreased 0.5%, as follows:
•2% decline in Europe with falls across all countries, due to higher interest rates, higher prepayment volumes and lower loans in CIB.
•Loans in North America increased, driven by Mexico (+2%) while they remained stable in the US.
•In South America, loans increased 1%, up 32% in Argentina and 5% in Uruguay, but they remained flat in Brazil and Chile.
•Loans at Digital Consumer Bank (DCB) increased 1%, growing at Santander Consumer Finance (+1%) and Openbank (+5%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

+1%	[1][a]
Jun-23 / Jun-22

1. In constant EUR: +0.1%.
Compared to June 2022, gross loans and advances to customers (excluding reverse repos and in constant euros) remained stable, as follows:
•In Europe, volumes decreased 5% due to falls in most countries: -6% in Spain and -4% in Portugal, mainly due to lower corporate loans and mortgage prepayments, and -4% in the UK, affected by the impact of high interest rates on the mortgage market. They remained stable in Poland.
•Loans rose 5% in North America. In the US they increased 6% propelled by CIB, Multifamily and auto financing, while Mexico was up 3% driven by the increase in loans to individuals.
•Growth in South America was 8%. In Argentina, lending increased 116% driven by consumer lending, SMEs, and CIB. In Brazil, loans climbed 6% driven by the positive performance in corporates and institutions. In Chile, they increased 4%, driven by mortgages. In Uruguay, they rose 11%.
•At DCB, volumes increased 8%, with generalized growth across countries. Openbank loans rose 13%.
As at June 2023, gross loans and advances to customers excluding reverse repos maintained a balanced structure between individuals (62%), SMEs and corporates (25%) and CIB (13%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. June 2023

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Balance sheet
Customer funds
Customer deposits amounted to EUR 1,013,778 million in June 2023, increasing 1% quarter-on-quarter and +6% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,134,116 million in June 2023. The comments below do not include the exchange rate impact.
•In the quarter, customer funds increased EUR 3,370 million in constant euros, as follows:
–By product, customer deposits excluding repos increased EUR 2,825 million and mutual funds rose EUR 545 million.
–By primary segment, customer funds remained practically stable in the three regions and increased in DCB. By country, customer funds grew in Poland, Mexico and Argentina which were offset by declines in Portugal, the US and Brazil.
•Compared to June 2022, customer funds were up 4% in constant euros:
–By product, customer deposits excluding repos were up 4%. There was a strong increase in time deposits (+47%), growing significantly across all markets (except in Portugal) to the detriment of demand deposits which fell 7% with declines in most countries, except in Mexico and Argentina. Mutual funds increased 4%.
–Customer funds increased 7% in South America (+3% in Brazil, +5% in Chile and +107% in Argentina) and rose 10% in North America (+11% in the US and +8% in Mexico). They rose 2% in Europe due to the increases in Spain (+3%) and Poland (+10%), that more than offset the 8% decrease in Portugal (public sector financing instruments impact). In the UK, they remained stable.
–Positive performance also in DCB, whose funds increased 11%.
With this performance, the weight of demand deposits as a percentage of total customer funds was 59%, while time deposits accounted for 24% of the total and mutual funds 17%.

Customer funds
EUR billion

+5%	[1][a]

+5%

+5%

•Total
• Mutual funds
•Deposits exc. repos

Jun-23 / Jun-22

1. In constant EUR: +4%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first half of 2023, the Group issued:
•Medium- and long-term senior debt placed in the market of EUR 10,730 million and covered bonds amounting to EUR 7,375 million (including the first ECA covered bond placed in the market).
•There were EUR 6,828 million of securitizations placed in the market.
•TLAC eligible instruments issued amounted to EUR 4,455 million (of which EUR 2,955 million was senior non-preferred and EUR 1,500 million was subordinated debt).
•Maturities of medium- and long-term debt totalled EUR 13,175 million.
The net loan-to-deposit ratio was 103% (108% in June 2022). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 121%, underscoring the comfortable funding structure. The liquidity coverage ratio (LCR) was an estimated 158% in June (152% in March 2023).
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch A- senior non-preferred debt, A senior long-term and F2/F1 senior short-term; Moody's confirmed its A2 long-term and P-1 short-term ratings in July and maintained its stable outlook above the rating of the Kingdom of Spain; Standard & Poor's (S&P) A+ long-term rating and A-1 short-term rating; and DBRS A High and R-1 Medium short-term. DBRS and Fitch maintained their stable outlooks, above the sovereign's outlook, while S&P also maintained its outlook but in line with the sovereign.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
% operating areas. June 2023

16	January - June 2023

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio
Fully-loaded CET1 ratio exceeded 12% at the end of June 2023	We continued to generate capital organically in the quarter, backed by profit
Fully-loaded CET1 performance (%)	Gross organic generation	+21 bps

	Cash dividend accrual[1]	11 bps
TNAV per share
TNAV per share was EUR 4.57, increasing 11% year-on-year including both cash dividends per share paid in November 2022 and May 2023[1].

At the end of June 2023, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 16.0% and the phased-in CET1 ratio at 12.3%. We comfortably meet the levels required by the European Central Bank on a consolidated basis (estimated 13.3% for the total capital ratio and 9.1% for the CET1 ratio)2. This results in a distance to the maximum distributable amount (MDA) of 270 bps and a CET1 management buffer of 316 bps.
The total fully-loaded capital ratio stood at 15.9% and the fully-loaded CET1 ratio at 12.2%.
In the quarter, there were 21 bps of gross organic generation and an 11 bp charge for a future cash dividend payment against the profit achieved in the second quarter of 2023 (in line with a 50% target payout). We remain focused on profitable growth, reflected in an average front book RoTE above 15% in the first six months of the year.
There was a negative 7 bp impact from the repurchase of minority interests in Mexico and the MCE Bank Germany acquisition.
Lastly, the TNAV per share ended June 2023 at EUR 4.57. If we include the two cash dividends paid against 2022 (EUR 11.78 cents paid in November 2022 and May 2023), TNAV plus cash dividend per share increased 11% in the last twelve months.
Lastly, the fully-loaded leverage ratio stood at 4.79%, and the phased-in at 4.81%.

Eligible capital. June 2023
EUR million
	Fully-loaded	Phased-in
CET1	77,216	77,628
Basic capital	86,072	86,485
Eligible capital	100,539	101,154
Risk-weighted assets	631,021	631,149

	%	%
CET1 capital ratio	12.2	12.3
Tier 1 capital ratio	13.6	13.7
Total capital ratio	15.9	16.0

Fully-loaded CET1 ratio performance
%

Note: The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.
1.The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2.According to recent a resolution draft from Banco de España, our D-SIB buffer is expected to increase from 1% to 1.25% from January 2024 following a change in methodology. Institutions must hold capital at the consolidated level for the higher of the G-SIB and D-SIB requirements. Santander currently applies a 1% CET1 surcharge, globally (G-SIB) and locally (D-SIB), as they are both set at 1%.

January - June 2023	17

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk
Credit quality indicators are under pressure from the current uncertain environment, but remain within expected levels			Our risk profile was stable at the end of the quarter, despite a few upticks in VaR at over the period
Cost of risk	NPL ratio	Coverage ratio	Average VaR
1.08%	3.07%	68%	Q2'23	EUR 12 million
+3 bps vs. Q1'23	+2 bps vs. Q1'23	0 pp vs. Q1'23
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements			Our operational risk profile slightly deteriorated in the second quarter, mainly due to certain legal cases
Liquidity Coverage Ratio (LCR)
158%	+6 pp vs. Q1'23

The current environment continued to be characterized by market volatility, inflation gradually decreasing but still at high levels, and the ongoing geopolitical tensions.
The decline in inflation and energy prices, together with slower interest rate rises by central banks, easing supply chains, the reopening of the Chinese economy and a buoyant labour market, suggest that GDP will remain resilient.
However, a gradual slowdown in the level of global activity is expected in the second half of 2023 and in the first half of 2024 as a result of restrictive fiscal and monetary policies, while inflation eases towards levels in line with official targets.
Credit risk management1
In the second quarter of 2023, credit impaired loans increased slightly compared to the previous quarter, up to EUR 34,949 million, mainly driven by the credit impaired loans balance increases in Mexico (+9%), the US (+7%), Poland (+5%) and Chile (+4%), while they decreased in Spain (-3%) and Brazil (-4%).
Total risk was EUR 1,137,823 million, in line with the previous quarter, having increased in South America and DCB, and decreased in Europe and North America.
The NPL ratio was 3.07%, in line with previous quarter (3.05%).
Loan-loss provisions amounted to EUR 5,771 million in the first half of the year, +21% year-on-year and stable in the quarter. This year-on-year comparison was affected by the higher provisions in Poland (related to CHF mortgages), the US (due to normalization) and in Brazil (due to loan portfolio growth, mainly by retail). The cost of risk stood at 1.08%, performing in line with our target.
Total loans-loss reserves were flat compared to the first quarter of 2023, at EUR 23,902 million, resulting in a total coverage of credit impaired loans of 68%, stable in the with last quarter. In addition, 60% of the Group's portfolio is secured, and, in particular, the mortgage portfolios in Spain and the UK require lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions[2]		Cost of risk (%)[3]		NPL ratio (%)		Total coverage ratio (%)
	H1'23	Chg (%) / H1'22	H1'23	Chg (bps) / H1'22	H1'23	Chg (bps) / H1'22	H1'23	Chg (p.p.) / H1'22
Europe	1,289	13	0.42	5	2.35	(28)	51.1	0.9
North America	1,530	51	1.70	61	3.23	52	90.0	(21.5)
South America	2,541	9	3.32	34	5.88	50	77.8	(9.1)
Digital Consumer Bank	415	48	0.54	11	2.04	(19)	94.5	(3.0)
TOTAL GROUP	5,771	21	1.08	25	3.07	2	68.4	(2.2)

1. Changes in constant euros.
2.EUR million and % change in constant euros.
3.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
For more detailed information regarding the countries, please see the Alternative Performance Measures section.

18	January - June 2023

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Risk management
The Group closely monitors the government liquidity programmes that were launched during the pandemic (mainly concentrated in Spain) as the grace periods expire, with no worrying signs of deterioration to date.
The Group is also closely following the measures adopted by the governments in Spain, Portugal, Poland and the UK, that are aimed at relieving the mortgage payment burden for vulnerable customers following the increase in interest rates.
IFRS 9 stages evolution: the distribution of the portfolio remained stable in the quarter.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Jun-23	Mar-23	Jun-22	Jun-23	Mar-23	Jun-22
Stage 1	1,011	1,005	998	0.4%	0.4%	0.5%
Stage 2	75	72	66	7.2%	7.4%	8.5%
Stage 3	35	34	34	41.0%	40.1%	40.1%
1. Exposure subject to impairment. Additionally, in June 2023 there was EUR 18 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 17 billion in March 2023 and EUR 23 billion in June 2022).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q2'23	QoQ	YoY
Balance at beginning of period	34,445	(0.7)	(3.4)
Net additions	3,145	(2.6)	48.7
Increase in scope of consolidation	(45)	—	—
Exchange rate differences and other	465	63.7	—
Write-offs	(3,061)	(18.2)	(6.6)
Balance at period-end	34,949	1.5	2.0

Loan-loss allowances	23,902	2.2	(1.2)
For impaired assets	14,326	3.8	4.3
For other assets	9,576	(0.1)	(8.4)

Market risk
The risk associated with global corporate banking trading activity is mainly driven by potential interest rate movements, is focused on servicing our customers' needs and measured in daily VaR terms at 99%.
In the second quarter, VaR fluctuated around an average value of EUR 12 million. It increased moderately and temporarily in the second half of the quarter as a result of the increased volatility in the markets due to the debt ceiling negotiation in the US and the volatility events at the end of the first quarter, which is included in the calculation model. VaR by market factor continued to be mainly impacted by interest rate risk. These figures remain low compared to the size of the Group's balance sheet and activity.

Trading portfolios.[1] VaR by geographic region
EUR million
	2023		2022
Second quarter	Average	Last	Average

Total	12.1	13.1	13.5
Europe	9.4	8.9	10.2
North America	3.5	3.1	2.0
South America	8.5	9.0	7.8
1. Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios.[1] VaR by market factor
EUR million
Second quarter 2023	Min.	Avg.	Max.	Last
VaR total	7.5	12.1	19.3	13.1
Diversification effect	(8.6)	(12.9)	(18.2)	(13.6)
Interest rate VaR	8.9	12.3	17.1	11.3
Equity VaR	1.5	2.8	6.2	5.5
FX VaR	2.3	5.5	8.0	6.0
Credit spreads VaR	2.7	3.2	3.9	3.2
Commodities VaR	0.7	1.2	2.3	0.7
1.Activity performance in Santander Corporate & Investment Banking markets.
Note: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

January - June 2023	19

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Risk management

Trading portfolios[1]. VaR performance
EUR million
1. Corporate & Investment Banking performance in financial markets.

Structural and liquidity risk
Structural exchange rate risk: mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the Group's core capital ratio. In the quarter, hedging of currencies impacting this ratio remained close to 100%.
Structural interest rate risk: in the second quarter, inflation continued to trend downwards, although it is still at high levels according to central bank targets. The pressure on interest rates in the market continued, albeit softer, given that the market expects the tightening cycle of central banks' restrictive policies could end later this year if inflation continues on its downward path. In this context, our structural debt portfolios performed well. Despite high market volatility during the period, risk remained at comfortable levels.
Liquidity risk: the Group maintained its comfortable liquidity risk position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

Operational risk
Our operational risk profile deteriorated slightly in the second quarter of 2023, due to certain legal cases in Europe and Latin America.
In terms of results, operational risk losses increased compared to the last quarter. During this period the following aspects were closely monitored:
•IT risks arising from transformation plans related to business strategy and development of digital capabilities.
•Regulatory compliance due to increasing regulatory requirements (such as ESG, operational resilience, data management regulations) as well as increasing supervisory activity.
•External fraud, mainly in online banking transactions (i.e. customer fraud) and in the loans admissions processes (i.e. identity theft).
•Financial Crime Compliance monitoring and compliance with international financial measures and programme updates in some subsidiaries.
•Cyber threats across the financial industry, strengthening the Group's monitoring and control environment mechanisms.
•Third-party risk exposure, maintaining close oversight of critical providers, focusing on their control environment (business continuity capabilities, supply chains, cyber risk management and compliance with service level agreements).

20	January - June 2023

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General background

GENERAL BACKGROUND
Grupo Santander conducted its business in the second quarter of 2023 in an environment marked by market volatility, slowing but still high inflation and continuing geopolitical tensions. In response, the major central banks continued to raise interest rates to try to contain inflation and anchor medium-term expectations in line with their respective targets. We expect this process to gradually decelerate global activity during the second half of 2023 and the first half of 2024, while restoring inflation to levels compatible with official targets.

Country	GDP Change[1]	Economic performance
Eurozone	+1.1%
The economy entered into recession in Q1 2023, although the situation was very different across countries: the contraction was due to Germany, the Netherlands and Ireland, while France, Spain and Italy grew. Inflation declined, as did core inflation, but the ECB is concerned that it is moving too slowly towards its target. The ECB therefore continued to raise interest rates (the deposit facility rate reached 3.5%).

Spain	+4.2%
Spain returned to its pre-pandemic GDP level in the quarter, with GDP continuing to grow driven by external demand, but consumption fell again (-1.3%). Employment growth was very positive, but started to decelerate and the unemployment rate increased to 13.3%, affected by seasonality. In June, inflation decreased (1.9%) driven by food prices. Core inflation also decreased, but at slower rate.

United Kingdom	+0.2%
The economy avoided recession by growing in Q1 2023, but activity deteriorated throughout the quarter. There was solid employment growth along with an increase in labour supply, which kept the unemployment rate at 3.8%. Core inflation remained high (6.9% in June), which, together with rising wages (7.4% in May), led the Bank of England to raise rates 50 bps to 5%.

Portugal	+2.5%
The solid Q1 2023 growth is likely to slow down in an environment of lower household purchasing power, due to inflation and higher interest rates. The labour market, with very low levels of unemployment (unemployment rate at 7.2%), is fuelling higher wage increases which underpin inflationary pressures (5.3% core inflation in June).

Poland	-0.3%
GDP fell in the quarter due to the contraction in consumption. The economy is expected to gradually improve based on indications from retail sales, business and consumer confidence indices and the labour market (unemployment rate of 2.9%). Inflation fell to 11.5% in June and, if the downward trend continues, the central bank could start cutting interest rates in the third quarter.

United States	+1.8%
The economy in Q1 2023 grew in line with its potential, driven by private consumption. Macroeconomic indicators suggest growth remained firm in Q2 2023 and the labour market is gradually rebalancing. Inflation is abating, though core inflation remains high (4,8% in June), which led the Federal Reserve to suggest that there could be further interest rate rises.

Mexico	+3.7%
The start of 2023 continued to surprise on the upside with strong growth in investment, services consumption and exports. Inflation is easing more quickly than expected, however core inflation remained elevated. The central bank halted the official rate rise cycle (at 11.25%), indicating it would remain stable for an extended period of time, to ensure inflation converges towards its target.

Brazil	+4.0%
The economy has been growing strongly since the beginning of the year, driven by a good harvest and the strength of the services sector and employment (the unemployment rate is at historic lows). Inflation continued to soften (3.2% in June) and the central bank maintained the official rate at 13.75%, but eased its tone suggesting that the first rate cut could be near.

Chile	-0.6%
The economy continued on its adjustment path, although the external demand contribution remained positive. Inflation is already showing clear signs of moderation (7.6% in June), with 2-year expectations anchored at 3%. The central bank maintained the official rate at 11.25%, but indicated that it could begin to cut it soon if the economy and inflation continue their current trends.

Argentina	+1.3%
The economy showed positive growth in Q1 2023, but with significant weakening of expectations due to the severe drought, which reduces soybean exports, which have a large weight in the total, putting pressure on the exchange rate of the Argentine peso. Inflation picked up (to a 7.4% in monthly average increase in Q2 2023) and the central bank raised the official rate to 97%.

1. Year-on-year average change for Q1 2023.

January - June 2023	21

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory result items considered outside the ordinary course of our business (e.g. capital gains, write-downs, impairment of goodwill) or reclassifies certain items under some headings of the underlying (or "adjusted") income statement to better understand the underlying business trends.
Santander has aligned the information in this chapter with the information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned or by type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and information provided by management information systems. The same general principles as those used in the Group are applied.
In 2023, Santander maintained the criteria applied in 2022, with two exceptions.
In the secondary segments: usual annual perimeter adjustment of the Global Customer Relationship Model between Commercial Banking and Santander Corporate & Investment Banking and between Commercial Banking and Wealth Management & Insurance.
In the Group's financial statements: as a result of the implementation from 1 January 2023 of the amendments to IFRS 17 (new general accounting standard for insurance contracts), the Group retrospectively performed a reclassification in the balance sheet to 'Liabilities under insurance or reinsurance contracts', related to the different treatment established by this new standard for the components of an insurance contract. This reclassification was made in the corresponding segments.
For comparative purposes, the 2022 data has been restated to include these changes.
In terms of the operating segment structure, the Group maintained the two levels of segmentation applied in 2022.
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap), following the merger of Santander Investment Securities and Amherst Pierpont Securities.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and Open Digital Services (ODS).

22	January - June 2023

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Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking: this business includes global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).

PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured into four businesses: Merchant, International Trade, Payments and Consumer.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It does not incorporate the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As explained on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - June 2023	23

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January-June 2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	7,565	2,244	10,464	6,081	3,888	2,536
Spain	3,161	1,413	5,113	3,074	1,679	1,132
United Kingdom	2,583	167	2,759	1,395	1,127	818
Portugal	575	235	824	559	484	321
Poland	1,209	289	1,509	1,105	657	321
Other	37	140	259	(52)	(59)	(57)
North America	4,931	1,077	6,417	3,357	1,739	1,346
US	2,901	390	3,624	1,825	762	667
Mexico	2,027	663	2,763	1,600	1,048	760
Other	3	23	30	(68)	(71)	(81)
South America	6,477	2,395	9,037	5,504	2,376	1,458
Brazil	4,285	1,675	6,281	4,073	1,410	823
Chile	727	316	1,229	708	531	330
Argentina	1,138	282	1,029	508	308	252
Other	327	122	499	214	127	53
Digital Consumer Bank	2,040	394	2,658	1,344	928	521
Corporate Centre	(94)	(7)	(342)	(531)	(601)	(620)
TOTAL GROUP	20,920	6,103	28,234	15,755	8,329	5,241

Secondary segments
Retail Banking	18,501	3,865	21,985	12,339	5,091	3,269
Corporate & Investment Banking	1,612	1,172	4,353	2,843	2,779	1,876
Wealth Management & Insurance	869	626	1,717	1,156	1,136	819
PagoNxt	31	446	521	(52)	(77)	(103)
Corporate Centre	(94)	(7)	(342)	(531)	(601)	(620)
TOTAL GROUP	20,920	6,103	28,234	15,755	8,329	5,241

Profit attributable to the parent distribution[1]
H1 2023

1. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. H1 2023
EUR million. % change YoY

Flags
Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

Var	Var[2]
+74%	+74%
+11%	+16%
+43%	+43%
+55%	+55%

-39%	-39%
+39%	+23%

-40%	-40%
-16%	-19%
+73%	+271%

-9%	-7%

+22%	+28%
+70%	+70%
0%	+4%

    2. Changes in constant euros.

24	January - June 2023

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January-June 2022
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	5,820	2,316	8,581	4,417	2,693	1,839
Spain	2,015	1,475	3,937	1,994	904	652
United Kingdom	2,418	202	2,633	1,285	995	736
Portugal	340	245	613	363	327	225
Poland	894	268	1,090	751	444	207
Other	152	126	307	25	23	18
North America	4,483	937	5,780	3,088	2,061	1,578
US	2,877	394	3,665	1,984	1,378	1,090
Mexico	1,606	529	2,096	1,166	747	546
Other	0	14	19	(62)	(64)	(58)
South America	6,427	2,175	8,933	5,780	3,165	1,946
Brazil	4,421	1,600	6,393	4,442	2,270	1,365
Chile	1,038	222	1,357	868	646	391
Argentina	732	264	821	345	168	145
Other	236	90	362	126	82	44
Digital Consumer Bank	2,032	425	2,573	1,325	1,010	572
Corporate Centre	(353)	(1)	(747)	(926)	(1,014)	(1,040)
TOTAL GROUP	18,409	5,852	25,120	13,685	7,915	4,894

Secondary segments
Retail Banking	16,747	3,789	20,675	11,662	6,053	4,018
Corporate & Investment Banking	1,712	1,029	3,602	2,311	2,280	1,537
Wealth Management & Insurance	298	655	1,192	686	660	482
PagoNxt	5	379	398	(50)	(64)	(104)
Corporate Centre	(353)	(1)	(747)	(926)	(1,014)	(1,040)
TOTAL GROUP	18,409	5,852	25,120	13,685	7,915	4,894

January - June 2023	25

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Primary segments

EUROPE	Underlying attributable profit
EUR 2,536 mn
Executive summary
→ We continue to accelerate our business transformation to achieve higher growth and a more efficient operating model which should allow us to further improve profitability and increase RoTE.
→ Commercial activity was affected by the economic slowdown, interest rates rises and inflation. Loans decreased 5% YoY, driven by lower corporate demand and despite a slight recovery in mortgages in recent months. Unsecured personal loans were stable. Customer deposits increased 1% year-on-year, supported by strong growth in wholesale banking in Spain and retail deposits in the UK.
→ Underlying attributable profit (EUR 2,536 million) rose 38% (+40% in constant euros), with strong revenue growth, mainly from net interest income, which was able to absorb higher costs, the temporary levy on revenue earned in Spain and higher provisions in Poland due to the CHF portfolio.

Strategy
We maintain our aim of creating a better bank, that our customers and employees feel a deep connection with while creating value for shareholders and society, and continued to contribute to the achievement of the Group's strategy and results.
Last year we made significant progress in our financial results and transformation projects. This year, we are accelerating this further with the aim of becoming the best bank in each country by leveraging the combination of our local leadership with our pan-European and global businesses. We are focusing on the following pillars:
•Customer centric: grow our active customer base through better customer service and experience.
•Simplification and automation: enhance efficiency through a common operating model in the region.
•Network contribution: grow our global business revenue by increasing connectivity across the region.
•Customer activity: improving loyalty through a value proposition for individuals and SMEs.
•Disciplined capital allocation: improve pricing discipline and risk management.
This enables us to achieve sustainable growth and greater profitability and shareholder value creation.
Key developments by country:
•Spain: we focused on profitable and sustainable growth and increasing the customer base. We improved the service quality, further automated and digitalized processes and developed a simpler value proposition for retail and specialized for high-value segments, boosting collaboration between segments at both the local and global level. We maintained our proactive risk management in a complex macroeconomic environment.
•United Kingdom: we focused on managing the spread between assets and liabilities. Our transformation programme continues to provide efficiency improvements through the simplification and digitalization of processes. The loan portfolio remains low risk, as it mainly comprises mortgages with an average LTV around 51% and with only 6% of the portfolio with an LTV above 80%.
•Portugal: we continued to execute our strategy to grow in the most profitable segments. We increased our active and digital customers and improved our service quality.
•Poland: we remained focused on improving our market position, especially in corporates, investment funds and CIB. We continued to develop our digital capabilities, simplify our processes and boost customer attraction and sales. Strong revenue growth and the improvement in efficiency allowed us to absorb the higher Swiss franc mortgage provisions and maintain profitable growth.

			Spain	UK	Portugal	Poland
	Thousands	45,944	14,681	22,372	2,888	5,787
Total customers	YoY change	+2%	+5%	+1%	-4%	+3%

	Thousands	28,356	8,129	13,878	1,800	4,382
Active customers	YoY change	+2%	+5%	0%	+4%	+3%

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Primary segments
Additionally, in the quarter we continued to make progress in our regional transformation, advancing on the five value creation pillars, in line with the Group's strategy, through the following projects:
•One Transformation is progressing in Spain, with positive impacts on KPIs such as digital channel usage or data-based decisions.
•Our common app is live in three of our countries, and a pilot version is available in the UK. We are working on the first common One Web developments.
•We continue to advance in tech convergence and shared services, with several support function hubs already live (e.g. cyber risk, ESG, FCC, costs) and defining new ones for operations and technology.
•We further enhanced our Everyday Banking proposition (both adding new features to our initial one and also defining a specialized version for customers under the age of 18), we are working on our loan pre-approval capacities and we are looking to grow our SME franchise by focusing on specialized services for high-growth companies.
•We continue growing our Multi-Europeans business (total revenue increased by 71% YoY).
Business performance
Total customers increased 941,000 year-on-year. 64% of this growth was due to the increase in active customers, which were up in all countries except in United Kingdom where they remained stable. Of note was the good performance in Spain in both total (738,000 more year-on-year) and active customers, which increased 5% to over 8 million.
Commercial activity was affected by a macroeconomic environment characterized by rising interest rates and high inflation which especially affected demand for mortgages and long-term credit for corporates. However, in the last few months we saw a slight recovery in new mortgage volumes. As a result, loans and advances to customers fell 4% year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros the fall was 5%.
Customer deposits increased 3% year-on-year. Excluding repos and in constant euros, they rose 1%, supported by strong growth in wholesale banking, especially in Spain, and in retail deposits in the UK, mainly as a result of the savings products launched during the first half of the year. This led to an improvement in the already comfortable liquidity position.

Europe. Business performance. June 2023
EUR billion and YoY % change in constant euros

564	-5%	703	+2%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Mutual funds increased 3% compared to June 2022 in constant euros, mainly driven by strong growth in Private Banking, Portugal and Poland, where we increased our market share. We also began to see a recovery in sales of this type of product in the first six months as volumes increased 6% year-to-date.
Results
Attributable profit in the first half of 2023 was EUR 2,536 million, 38% higher than in the same period of 2022. In constant euros, it rose 40%, as follows:
•Total income grew 23% mainly driven by net interest income which rose 32%, reflecting margin management and positive balance sheet sensitivity to higher interest rates and a strong increase in CIB results.
•Costs increased by 7%, impacted by high inflation rates and investments in technology and digitalization. In real terms, costs decreased 2%. The efficiency ratio improved by 6.6 pp to 41.9%.
•Net loan-loss provisions increased 13% mainly driven by higher provisions in Poland due to the CHF mortgage portfolio. Underlying credit quality performance remained robust in the region and the cost of risk remained around 40 basis points.
•Other gains (losses) and provisions included the temporary levy on revenue earned in Spain (EUR 202 million for the fully year) and was recorded in its entirety in the first quarter. Excluding this impact, profit increased 51% in constant euros.
In the quarter, attributable profit increased 13% in euros, +12% in constant euros, driven by improvement in net interest income, cost control and the positive effect of having recorded the aforementioned temporary levy on revenue in Spain in the first quarter.
These effects are partially offset by contributions to the Single Resolution Fund in some of our countries during the second quarter, and a decrease in investment banking results due to seasonality.

Europe. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	5,293	+2	+1	10,464	+22	+23
Expenses	-2,215	+2	+1	-4,382	+5	+7
Net operating income	3,078	+2	+1	6,081	+38	+39
LLPs	-646	+1	0	-1,289	+12	+13
PBT	2,042	+11	+9	3,888	+44	+46
Attributable profit	1,347	+13	+12	2,536	+38	+40
Detailed financial information on page 55

January - June 2023	27

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Primary segments

Spain	Underlying attributable profit
EUR 1,132 mn
Commercial activity and business performance
We continued to increase our customer base (+362k in the year to date), having achieved seven consecutive quarters of positive net growth. Both payroll and PoS transaction volumes rose above the market.
In individuals, we experienced slight growth in new mortgage lending compared to the previous quarter in an environment characterized by rising interest rates and high inflation, which is impacting consumer finance. In corporate lending, short-term financing was in line with the first quarter, while long-term financing improved somewhat without fully recovering second quarter 2022 levels.
Loans and advances to customers fell 8% year-on-year. In gross terms and excluding reverse repurchase agreements, they decreased 6%, in line with the market, mainly affected by mortgage prepayments and the lower demand for long-term financing from corporates.
Customer deposits increased 5% year-on-year. In gross terms, excluding repos, growth was 3%, boosted by time deposits. Off-balance sheet funds consolidated their positive trend this year with 2% growth in the quarter, driven by positive inflows into mutual funds, pension plans and savings insurance.
Results
Attributable profit in the first half of 2023 amounted to EUR 1,132 million, 74% higher than H1 2022. By line:
•Total income was up 30% propelled by growth in net interest income, the result of higher interest rates and customer base growth. Net fee income decreased in asset management due to higher demand for fixed income products and lower average volumes. Net fee income rose significantly in payments and CIB.
•Costs increased 5% affected by high inflation, however, in real terms, costs decreased 1% and the efficiency ratio improved 9.5 percentage points compared to H1 2022, reaching 39.9%.
•Net loan-loss provisions remained flat, supported by active risk management.
Compared to the first quarter of 2023, attributable profit increased 43%. Net interest income plus net fee income grew 7%, costs increased 1% and LLPs fell 6%. Additionally, we recorded the contribution to the Single Resolution Fund (EUR 131 million before tax) in the quarter and the aforementioned temporary bank levy (EUR 202 million) in Q1.

Spain. Underlying income statement
EUR million and % change

	Q2'23	/ Q1'23	H1'23	/ H1'22

Revenue	2,566	+1	5,113	+30
Expenses	-1,025	+1	-2,039	+5
Net operating income	1,540	0	3,074	+54
LLPs	-389	-6	-803	0
PBT	940	+27	1,679	+86
Attributable profit	666	+43	1,132	+74
Detailed financial information on page 56

United Kingdom	Underlying attributable profit
EUR 818 mn
Commercial activity and business performance
Our transformation programme continues to deliver efficiency improvements through the simplification and digitalization of key processes.
We are increasing the use of digital channels with 76% of refinanced mortgage loans processed online and 91% of new current accounts opened through digital channels. We are pleased to be supporting the new Mortgage Charter, in addition to measures that we already had in place. The launch of Edge Up, our new and competitive current account, and the broadening of our savings proposition demonstrates our ongoing commitment to improving the products we offer to our customers.
Loans and advances to customers were 2% lower year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros they decreased 4%, impacted by cost of living pressures and higher customer rates, which resulted in demand.
Customer deposits fell 2% year-on-year. Excluding repurchase agreements and in constant euros, they increased by 1%. We saw lower balances in current accounts offset by higher customer savings accounts. Mutual funds decreased 4%.
Results
In the first half of 2023, attributable profit was EUR 818 million, increasing 11% versus the same period of 2022. In constant euros, profit rose 16%, by line:
•Total income was up 9%, driven by strong net interest income from margin management in a rising interest rate environment.
•Costs rose 5% due to high inflation, though in real terms costs decreased 5%. The efficiency ratio was 49.4%, improving 1.8 pp versus H1 2022.
•Net loan-loss provisions totalled EUR 103 million, decreasing 14%. Credit fundamentals remained stable with cost of risk at just 11 basis points.
In the quarter, attributable profit rose 5% in constant euros as a consequence of lower net credit losses. Revenue and costs remained broadly flat.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,391	+2	0	2,759	+5	+9
Expenses	-689	+2	+1	-1,363	+1	+5
Net operating income	702	+1	0	1,395	+9	+13
LLPs	-44	-26	-27	-103	-17	-14
PBT	585	+8	+6	1,127	+13	+18
Attributable profit	423	+7	+5	818	+11	+16
Detailed financial information on page 57

28	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Portugal	Underlying attributable profit
EUR 321 mn
Commercial activity and business performance
We continued to execute our profitable growth strategy supported by our business model transformation and focus on customer satisfaction. The number of loyal and digital customers grew further, while we remained focused on growing in the most profitable segments.
Loans and advances to customers fell 5% year-on-year. In gross terms, excluding reverse repos they decreased 4%. The volume dynamics were conditioned by the rising interest rate environment, which is reflected in lower new lending, early mortgage repayments, and in corporates, amortizations of state-backed credit facilities.
Customer deposits (both, including and excluding repos) fell 9% year-on-year, due to lower balances in demand products as a result of higher rates offered in public sector financing instruments. Mutual funds performed well in the quarter and increased 5% year-on-year.
Results
Attributable profit in the first half of 2023 was EUR 321 million, 43% more year-on-year.
•Total income increased 34% driven by the boost from higher interest rates on net interest income, which grew 69%. Net fee income fell, due to the new regulation in the country related to the early amortization of mortgages and lower new lending.
•High inflation continued to put upward pressure on costs, though they continued to fall in real terms. The efficiency ratio improved 8.7 percentage points compared to H1 2022, reaching 32.1%.
•Credit quality remained strong. The NPL ratio continued at low levels and the cost of risk was only 10 basis points.
Compared to the previous quarter, profit decreased 21% affected by regulatory costs recorded this quarter (SRF contribution, banking sector contribution and the banking sector solidarity tax) and the change in fee regulation. Underlying business dynamics remained solid, with double-digit net interest income growth, flat costs and provisions at very low levels.

Portugal. Underlying income statement
EUR million and % change

	Q2'23	/ Q1'23	H1'23	/ H1'22

Revenue	419	+3	824	+34
Expenses	-132	0	-265	+6
Net operating income	286	+5	559	+54
LLPs	-20	+51	-34	+214
PBT	223	-14	484	+48
Attributable profit	142	-21	321	+43
Detailed financial information on page 58

Poland	Underlying attributable profit
EUR 321 mn
Commercial activity and business performance
We continue to focus on our strategic priorities: total experience (customers and employees) delivering substantial growth in the number of active customers in all segments, improve digital transformation and simplification, and profitable business growth.
We boosted our transformation programme with the ongoing digitalization in electronic banking (iBiznes24), credit process (CLP platform) and cloud-based CRM. We became the first bank based in Poland to complete the implementation of the Electronic Banking Internet Communication Standard (EBICS) platform and in CIB we released a new functionality in the GTS service and acted as coordinator for the most relevant market operations.
Loans and advances to customers grew 6% year-on-year. In gross terms, excluding reverse repurchase agreements and FX impact, growth was flat as greater demand in CIB, consumer lending and in corporates was offset by reductions in mortgages, despite a pick up in new lending in recent months.
Customer deposits increased 15%, +9% excluding repos and in constant euros, supported by higher deposits from individuals, corporates and CIB. Mutual funds increased 20%.
Results
Attributable profit in the first half of 2023 amounted to EUR 321 million. Compared to the same period in 2022, profit grew 55%. In constant euros profit also rose 55%, as follows:
•Total revenue was 38% higher, primarily due to the increase in NII (+35%) driven by strict cost of funding management and increased lending spreads in a high interest rate environment. Net fee income increased 7%.
•Costs remain under very tight control despite high inflation and pressure on cost of services and, in particular, on personnel costs, which led to a 19% increase in total costs (+3% in real terms). Despite this, efficiency improved to 26.8%, delivering 47% growth in net operating income.
•Net loan-loss provisions grew (+69%) impacted by higher provisions to increase coverage of the CHF mortgage portfolio as a result of increasing number of lawsuits.
Profit compared to the previous quarter decreased 11%, primarily due to the above mentioned CHF mortgage provisions, as the top line of the income statement continued to show strength, with 3% revenue growth and controlled costs (+1%).

Poland. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	780	+7	+3	1,509	+38	+38
Expenses	-207	+5	+1	-405	+19	+19
Net operating income	573	+8	+4	1,105	+47	+47
LLPs	-191	+26	+22	-343	+70	+69
PBT	321	-4	-8	657	+48	+48
Attributable profit	155	-7	-11	321	+55	+55
Detailed financial information on page 59

January - June 2023	29

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 1,346 mn
Executive summary
→ In North America, we continue to target segments with proven competitive advantages and promote strong Group network contributions in Mexico and the US while rationalizing businesses and products with limited scale and profitability to generate efficiencies and profitable growth.

→ Loans and advances to customers increased 5% year-on-year in constant euros driven by growth in both the US and Mexico. Customer funds rose 10% in constant euros, boosted by higher time deposits.

→ Underlying attributable profit in Q2 2023 rose to EUR 719 million, +15% quarter-on-quarter (+13% in constant euros) driven by revenue growth and lower LLPs. In H1 2023, profit was EUR 1,346 million, down 15% year-on-year (-19% in constant euros) mainly due to LLP normalization in the US, which more than offset the positive performance in Mexico.

Strategy
We increased synergies across the region to optimize cooperation and bring value to both markets, by:
•Providing a compelling value proposition by taking advantage of our global connectivity, adopting best practices and maximizing the benefits of our global platforms.
•Boosting sustainable profitability levels through loyalty strategies and a refined tailored service and product proposition for a better customer experience.
•Leveraging network contributions of both countries and the Group. Through our MEXUS initiative, we are consolidating T&O operations know-how, digitalization, hubs, front-office and back-office, among others:
–US: we are modernizing platforms to build a digital-first omnichannel experience and simplifying product offerings.
–Mexico: we are simplifying the bank by streamlining our products and processes while strengthening our digital capabilities to better compete with the best-in-class.
Additionally, in line with our strategy to deploy capital to the most profitable businesses, in Q2 2023:
•Santander US distributed an additional USD 1 billion of dividends, bringing the total distributed in H1 2023 to USD 1.25 billion. SHUSA’s regulatory Stress Capital Buffer (SCB) supports our planned capital actions.
•In February, the Group increased its shareholding in Banco Santander México to 99.98% and subsequently delisted it from the Mexican and New York Stock Exchanges in May.
Santander US and México released their 2022 ESG Reports which highlight our responsible banking strategy, achievements and commitments. We are focusing on expanding and implementing sustainable finance opportunities within our businesses. In the US, we announced a new Community Plan, which includes investments in small businesses and community development. In Mexico:
•CIB was the placement agent for the Central American Bank for Economic Integration's social bond issuance.
•Tuiio and the Secretary of Security of the State of Mexico began a workshop, to provide basic financial education for inmates.
•We signed the first agreement with the International Finance Corporation (IFC) to promote sustainable construction practices, which will enable us to offer customers free advice from their experts to obtain sustainable construction certifications.
In terms of local priorities:
United States
In the US, we continue to focus on a complementary mix of scalable businesses that deliver profitable growth and have strong Group network contributions, such as Auto and Multifamily. Our business model is focused on four core segments (Consumer, Commercial, CIB and Wealth Management) and four key pillars:
•Simplification: rationalize businesses and products with limited scale and profitability and exit non-core portfolios.

			United States	Mexico
	Thousands	24,957	4,410	20,335
Total customers	YoY change	+3%	-5%	+5%

	Thousands	14,127	4,031	9,933
Active customers	YoY change	0%	-6%	+2%

30	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments
•Transformation: leverage Group digital and data capabilities to modernize, drive scalability and lower cost to serve.
•Network contribution: leverage the Group's network to drive top line growth and achieve synergies.
•Profitable growth: support growth across businesses while maintaining disciplined capital management.
In Consumer, we saw stable deposit balances as we continue to simplify products, processes and services. Auto credit performance continued to normalize but is outperforming initial expectations given consumer and used car price resilience.
In Commercial, we generated steady revenue growth with stable deposit balances. Profitable loan growth and tight credit underwriting continue across all portfolios.
CIB produced a strong quarterly performance materializing SanCap expanded capabilities and developing new value-added and capital-light solutions.
In WM, assets under management (AuMs) and revenue rose, supported by strong commercial activity and the higher rate environment.
Mexico
We have begun our transformation plan with the ambition to become the best bank in terms of customer experience, double the bank´s size and triple profit in the coming years supported by: (i) customer acquisition, (ii) simplification and automation, (iii) investment in talent and (iv) an enhanced digital offering.
In credit cards, we increased placements through innovative solutions such as gamification in the app to increase credit limits for customers with little credit experience, a pre-sales event with a high-level artist and the Unique Rewards offering (a loyalty programme for the high-income segment).
In consumer, we continue to explore new segments and improve digital communication. We are promoting early customer engagement by digitally granting payroll loans when they open their account.
In mortgages, all products, launches and offers are now digitally processed. We were the first bank to cut mortgage rates, reducing the offer for the high-income segment by 60 basis points to 8.85%.

North America. Business performance. June 2023
EUR billion and YoY % change in constant euros

160	+5%	168	+10%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
In auto, we increased personalized attention, sped up formalization times through digital specialists and launched plans with preferred conditions for groups such as universities, payroll or high-income.
In SMEs, we continued with strategic alliances through tailored offers for chambers of commerce and state governments. We also continued to promote our main acquiring products (G-Mini, G-Advance, G-Smart and G-Store).
Business performance
Loans and advances to customers grew 7% year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros, they rose 5% boosted by mortgages, credit cards, auto and payroll loans in Mexico and by CIB, Multifamily and Auto in the US.
Customer deposits grew 13% year-on-year. Excluding repos and in constant euros, growth was also 13% driven by inflows of time deposits that were incentivized by competitive interest rates to attract new customers and deposits and foster customer loyalty.
Results
Attributable profit during the first six months of 2023 was EUR 1,346 million, down 15%. In constant euros, profit fell 19%:
•Total income increased 5%, driven by net interest income (+4%, supported by the higher interest rate environment and loan growth) and net fee income (+7%, mainly driven by credit cards and insurance in Mexico). Gains on financial transactions rose in the period while other operating income fell due to lower leasing income in the US.
•Costs grew 8%, impacted by inflation (+1% in real terms), investments in technology and digitalization and higher personnel costs.
•Net loan-loss provisions grew 51% reflecting the normalization process in the retail portfolios. Nevertheless, asset quality remains robust in both countries.
Compared to Q1 2023, attributable profit increased 13% in constant euros due to higher net fee income and gains on financial transactions, and lower LLPs in the US.

North America. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	3,276	+4	+3	6,417	+11	+5
Expenses	-1,560	+4	+3	-3,060	+14	+8
Net operating income	1,716	+5	+3	3,357	+9	+3
LLPs	-722	-11	-11	-1,530	+59	+51
PBT	925	+14	+12	1,739	-16	-20
Attributable profit	719	+15	+13	1,346	-15	-19
Detailed financial information on page 61

January - June 2023	31

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

United States	Underlying attributable profit
EUR 667 mn
Commercial activity and business performance
We sustained focus on delivering profitable growth in our core segments while transforming and simplifying our businesses across the US.
Loans and advances to customers increased 4% compared to June 2022. In gross terms, excluding reverse repurchase agreements and in constant euros they grew 6% driven by CIB, Multifamily and Auto.
Customer deposits increased 8% over the same period. Excluding repos and in constant euros they grew 13%, driven by time deposits (both retail and CIB). Deposit costs continued to rise as expected.
Customer deposit balances remained fairly stable throughout H1 2023, supported by a diversified, retail-oriented deposit base. At SBNA, around 60% of deposits are from retail and small businesses (flat on last quarter) and we continue to have a high percentage of FDIC insured deposits (c.65%). Liquidity, interest rate and capital management practices are aligned with Group objectives and global systemically important bank (G-SIBs) standards.
Results
Attributable profit in the first half of 2023 was EUR 667 million (39% lower than H1 2022). In constant euros, profit also fell 39% due to higher funding costs and anticipated LLP normalization:
•Total income decreased 2% driven by lower capital market activity, lower gains on lease disposition and home lending exit. NII was flat as the benefit from higher loan balances and yields were offset by rising deposit and wholesale funding costs.
•Transformation initiatives are allowing us to contain costs (-0.5% in real terms), despite inflation and investments in our global business.
•Net loan-loss provisions increased 67% as credit continues to normalize but better than initially expected given consumer and used car price resilience which support favourable late-stage delinquency payments.
In the second quarter, attributable profit rose 24% as total income remained stable (despite funding costs pressuring NII) and LLPs performed better than expected (-22%).

United States. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,797	-2	0	3,624	-1	-2
Expenses	-887	-3	-1	-1,799	+7	+6
Net operating income	910	-1	+1	1,825	-8	-9
LLPs	-438	-23	-22	-1,005	+69	+67
PBT	417	+21	+22	762	-45	-45
Attributable profit	367	+22	+24	667	-39	-39
Detailed financial information on page 62

Mexico	Underlying attributable profit
EUR 760 mn
Commercial activity and business performance
We strengthened our position in value-added products to increase customer loyalty. We maintained a solid performance in our individual loan portfolio.
Our continued focus on individuals is reflected in our consolidated position in auto, remaining the third largest player in the market with a 17% market share, while we continue to post double-digit year-on-year growth in credit cards and payroll loans.
Loans and advances to customers increased 17% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 3% driven by loans to individuals (mortgages +7%, credit cards +23%, auto +37% and payroll +21%). Lending to corporates and institutions increased 2%, though declined 6% in SMEs and 15% in CIB.
Customer deposits grew 27% year-on-year. Excluding repos and in constant euros, they rose 11% driven by term deposits on the back of a higher interest rate environment. Mutual funds remained relatively stable.
Results
Attributable profit in the first half of the year was EUR 760 million, 39% higher than the same period in 2022. In constant euros, it rose 23% as follows:
•Total income up 17%, driven by net interest income (+12%) as the result of higher volumes and interest rates, net fee income (+11%) and higher gains on financial transactions.
•Costs increased 11%, reflecting investments in technology and digitalization related to the transformation plan. Still, the efficiency ratio improved by 2.3 percentage points to 42.1%.
•Net loan-loss provisions were up 26% mainly reflecting individual loan portfolio growth.
Compared to the first quarter, attributable profit increased 8% given the good performance of core revenue which offset the increases in LLPs and costs.

Mexico. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,463	+13	+8	2,763	+32	+17
Expenses	-623	+15	+11	-1,163	+25	+11
Net operating income	840	+11	+6	1,600	+37	+22
LLPs	-284	+19	+14	-523	+42	+26
PBT	543	+8	+4	1,048	+40	+24
Attributable profit	401	+12	+8	760	+39	+23
Detailed financial information on page 63

32	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 1,458 mn
Executive summary
→ We are focused on increasing the value we bring to the Group and moving forward to become the most profitable bank in each of the countries in which we operate in the region while promoting synergies across our global and regional businesses.
→ We have a solid customer base (73.1 million), having increased 7.4 million year-on-year backed by higher transactionality, while strengthening our risk model in a complex environment.
→ Year-on-year growth in both gross loans and advances to customers and customer deposits, as we seek to become the leading bank in inclusive and sustainable businesses through differential value propositions.
→ Underlying attributable profit decreased 25% year-on-year (-23% in constant euros) to EUR 1,458 million due to the increase in costs and LLPs, which was partially offset by revenue growth.

Strategy
We remained focused on accelerating our global business growth:
•In consumer finance, we continued to strengthen our leadership position in the region by automating and scaling our operations. We are also working to optimize funding costs and to close agreements with the main Original Equipment Manufacturers (OEMs) in the market.
•In payment methods, we further increased our active card portfolio and accelerated efficiency, as part of our commitment to increase our contribution to the Group's results. Among other initiatives, we are implementing a global card platform and improving our already efficient operating model. Getnet continues its successful implementation in the different countries in the region.
•In CIB, we continued to make headway in our ambition to become the leading CIB operator in most of the products and countries in which we operate, moving towards a common offering for the region. We are expanding our capabilities in Markets and Corporate Finance and strengthening our franchises in Peru and Colombia. We continued to grow our Multi-Latin business (total income rose 72% year-on-year).
•In ESG, we are driving Green Finance activity, supporting our customers in green transition, improving our value proposition and fostering regional synergies. We continue to expand our microfinance businesses Prospera and Surgir across the region. As a result, in Chile Latin Trade named us one of the Five Most Sustainable Firms in Latin America.
Additionally, Euromoney recognized us as the Best Bank in Latin America.
The main initiatives by country were:
In Brazil, we continue to expand our businesses based on:
•Customer focus, offering simple, complete and tailor-made solutions to improve customer experience and satisfaction.
•Invest in strategic businesses, especially in WM&I, where we maintained our investment expansion plan with AAA (Associate Allocation Advisor) and the full acquisition of Toro. In Corporates, we progressed in the development of a best-in-class platform. In Payments, we signed an agreement with a production company, Live Nation, to expand our presence in the country's cultural sector and we remained market leaders in private vehicles in Auto.
•Sales channels, with an omnichannel strategy, focused on both sales and after-sales that allow us to serve customers where, when and how they want through physical (commercial network, Prospera, external network), digital and remote channels.
•A unique horizontal culture that promotes diversity, meritocracy, and a technological culture with the consolidation of F1RST (a company focused on technology and innovation) and the launch of Tools Digital Services (aimed at excellence in solutions and services).

			Brazil	Chile	Argentina	Other South America
	Thousands	73,138	63,305	3,737	4,565	1,532
Total customers	YoY change	+11%	+13%	-7%	+4%	+27%

	Thousands	38,414	31,853	2,186	3,172	1,202
Active customers	YoY change	+2%	+2%	+5%	-2%	+11%

January - June 2023	33

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments
Chile: we remained focused on being a digital bank with branches. In payment methods, we have become one of the leaders in the acquiring market, with a market share exceeding 9% of transactions and 219.000 PoS with Getnet. We grew our SME customer base and expanded services offered to auto, agriculture and Multi-Latin customers. In ESG, we continued to grow our Green Finance lending.
Argentina: we continued to improve our value offering and level of service, which allowed us to maintain our first place in customer satisfaction in terms of NPS. We also maintained our leadership in market share in the transactional business. We expanded our ESG offering, creating alliances to support SMEs and companies in their green transition. And, in 2023, we won back our first place position as the Best Bank to Work for in the Country, according to GPTW.
Uruguay: we continued to be the leading privately-owned bank, driven by the good performance of the Soy Santander offer, for opening accounts, issuing cards and for increasing retail customer loyalty.
We are increasing our market share in loans and deposits, helped by good commercial dynamics. In consumer finance, we launched the Mi Auto offer with great success, granting more than 3,000 operations in the first two months since its launch. In the case of SMEs, we continued to consolidate our joint offer with Getnet, incorporating 2,118 new establishments.
Peru: we remained in the top 3 investment banks in the country and leaders in syndicated loans and Debt Capital Markets. We remained market leaders in auto with a 30% market share. In addition, our NeoAuto platform continued to grow, with 1.7 million monthly visits and more than 680 thousand users. Surgir, our microfinance company, covers 101 districts through a 100% digital service model.
Colombia: we continued to offer sustainable and inclusive financial solutions, we maintained our participation in the most relevant operations for the country's development, with joint offers from CIB and Corporates.
We also continued to grant loans to entrepreneurs, of note was Prospera, our microcredit business, which is present in 635 municipalities. In consumer finance, we consolidated our position in new and used auto loans, focus on digitalization and risk control.

South America. Business performance. June 2023
EUR billion and YoY % change in constant euros

165	+8%	196	+7%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Business performance
Loans and advances to customers rose 11% year-on-year. Gross loans and advances to customers (excluding reverse repos and in constant euros) increased 8% year-on-year, with rises in all countries, except Peru.
Customer deposits were 9% higher year-on-year. Excluding the exchange rate impact and repos, customer deposits rose 8%, backed by time deposits (+16% year-on-year) which more than offset the decrease in demand deposits (-5%). Mutual funds were up 7% in constant euros.
Results
Attributable profit in the first half of 2023 amounted to EUR 1,458 million, down 25% year-on-year. In constant euros, it decreased 23%, as follows:
•Total income increased 5%, driven by net interest income and net fee income (+6% and +16%, respectively) and the rise in gains on financial transactions (+32%).
•Costs were 20% higher, in line with inflation, due to management efforts made in the period.
•Net loan-loss provisions increased 9%, in line with volume growth. The cost of risk was 3.32% (also 3.32% in December 2022).
By country, of note was the growth of attributable profit in Argentina, Uruguay, Peru and Colombia, which did not fully offset the decreases in Brazil and Chile, affected by the impact on margins (due to the negative sensitivity to interest rate rises) and higher costs in Brazil. These effects were partly offset by net fee income growth in both countries.
Compared to the first quarter of 2023, the increase in net operating income (6% in constant euros) driven by higher revenue (net interest income, net fee income and gains on financial transactions), was not reflected in profit (-11%) due to higher costs (mainly in Argentina) and provisions.

South America. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	4,634	+5	+7	9,037	+1	+5
Expenses	-1,810	+5	+8	-3,534	+12	+20
Net operating income	2,823	+5	+6	5,504	-5	-3
LLPs	-1,309	+6	+5	-2,541	+9	+9
PBT	1,128	-10	-6	2,376	-25	-24
Attributable profit	668	-15	-11	1,458	-25	-23
Detailed financial information on page 65

34	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Brazil	Underlying attributable profit
EUR 823 mn
Commercial activity and business performance
Our strategy remained customer focused, with an ongoing digital transformation to improve customer experience.
We continued to prioritize growth in strategic businesses. In WM&I, we acquired the remaining stake we did not already own in Toro Investimentos (37.5%). We made progress in our expansion plan with AAA, having reached our target of 1,300 advisors in 75 cities in the quarter. In SAM, AuMs performed better than the market, in Private Banking we increased our market share in the year, and in Insurance, premiums reached BRL 5.2 billion.
In Corporates, we reached 1.3 million active customers. In SMEs, we opened 45,000 accounts per month. In cards, 97% of new cards were issued to customers with an account at the bank. In Auto, we focused on profitability and asset quality and new lending outgrew the market in payrolls. In Agro, our portfolio amounted to more than BRL 42.1 billion, including agro titles.
Loans and advances to customers rose 11% year-on-year. Gross loans and advances to customers, excluding reverse repos and in constant euros grew 6%, due to individuals, SMEs and corporates.
Customer deposits increased 12% year-on-year. Excluding the exchange rate impact and repos, they were up 6% driven by time deposits (+11%) which more than offset the 9% fall in demand deposits. Mutual funds decreased 1% in constant euros and as a result, customer funds rose 3% in constant euros.
Results
In the first half of 2023, attributable profit amounted to EUR 823 million, -40% year-on-year. In constant euros, profit also decreased 40%, as follows:
•Total income decreased 3%,boosted by net interest income (-4%), due to the effect of lower spreads, in line with our strategy focused on customers with better risk profile, and to negative sensitivity to interest rate rises. Net fee income increased 4%.
•Costs rose 12%, strongly impacted by inflation, salary agreements and costs related to higher business growth. The efficiency ratio remained at good levels (35.1%).
•Net loan-loss provisions increased 6%, in line with loan portfolio growth (mainly retail), bringing the cost of risk to 4.74% (4.84% in March 2023).
Compared to the previous quarter, net operating income increased 3% due to net interest income stabilization. This increase is not reflected in profit as it was affected by the reversal in Q2 2023 of a tax liability release recorded in Q1 2023.

Brazil. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	3,224	+5	+2	6,281	-2	-3
Expenses	-1,127	+4	+1	-2,207	+13	+12
Net operating income	2,096	+6	+3	4,073	-8	-9
LLPs	-1,129	+9	+6	-2,163	+7	+6
PBT	645	-16	-19	1,410	-38	-38
Attributable profit	354	-25	-28	823	-40	-40
Detailed financial information on page 66

Chile	Underlying attributable profit
EUR 330 mn
Commercial activity and business performance
In Chile, we pursued our goal of being a digital bank with branches, through a constant innovation process, such as the launch of WorkCafé Expresso, where our customers can carry out their monetary transactions, with a more efficient and secure service.
In addition, we continued to develop Más Lucas, to complement our Life offering, a new demand and savings account, which should allow us to increase our presence in the mass-market segments. We also made progress in improving our digital channels to increase our service quality.
Consumer credit grew faster than the industry, driven by credit card business. In corporate lending, we achieved significant growth in our SME customer base, driven by the joint offer with Getnet. Finally, we continued to make progress in Green Finance loans under a very ambitious plan.
Loans and advances to customers increased 16% year-on-year. Gross loans and advances to customers, excluding reverse repurchase agreements and in constant euros, were 4% higher, boosted by individuals (+11%).
Customer deposits rose 10% year-on-year. Excluding the exchange rate impact and repurchase agreements, customer deposits remained flat, as the decrease in demand deposits (-15%) was offset by the growth in time deposits (+21%). Mutual funds rose 21% in constant euros, and total customer funds increased 5%.
Results
Attributable profit in the first half of 2023 was EUR 330 million, 16% lower year-on-year. In constant euros, profit fell 19%, as follows:
•Total income fell 13% driven by the drop in net interest income (-32%), linked to the negative sensitivity to interest rate rises. This decline was partially offset by the excellent performance of net fee income, which grew 38% driven by the increase in loyalty and transactionality, and gains on financial transactions (+51%).
•Costs rose 3%, well below average inflation (12%) and the efficiency ratio was 42.4%.
•Net loan-loss provisions decreased 4%, and cost of risk was 0.88%.
In the quarter, profit increased 20% in constant euros, driven by the good performance in net fee income, higher gains on financial transactions and lower provisions, which offset higher costs and lower net interest income.

Chile. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	623	+3	+3	1,229	-9	-13
Expenses	-266	+5	+5	-521	+6	+3
Net operating income	356	+1	+1	708	-18	-21
LLPs	-86	-27	-27	-203	-1	-4
PBT	286	+17	+17	531	-18	-21
Attributable profit	180	+20	+20	330	-16	-19
Detailed financial information on page 67

January - June 2023	35

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Primary segments

Argentina	Underlying attributable profit
EUR 252 mn
Commercial activity and business performance
In the quarter, management focused on increasing the country's contribution to the Group, mainly through global businesses.
We continued to improve our customer service and our value proposition, which enabled us to remain in first place in customer satisfaction in terms of NPS.
In payments, we are the second largest company as measured by payment processing and we maintained our leading market share in transactional business. In Consumer, we boosted consumer credit and maintained our leadership in auto loans, with a 21% market share. In ESG, we expanded our value proposition, highlighting our partnerships to support companies in their green transition.
Loans and advances to customers were up 2% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, they rose 116% year-on-year, driven by consumer credit, SMEs, corporates and CIB.
Customer deposits decreased 12% year-on-year. Excluding repos and the exchange rate impact, customer deposits rose 88%, boosted by time deposits (+133%). Mutual funds were 166% higher. As a result, total customer funds increased 107% in constant euros.
These high growth rates, as well as results, were impacted by high inflation in the country.
Results
Attributable profit in the first half of 2023 was EUR 252 million, 73% higher year-on-year. In constant euros, profit was 271% higher. By line:
•Total income grew 168%, underpinned by net interest income (+233%), net fee income (+129%) and gains on financial transactions (+264%). All of these more than offset the greater negative effect from the hyperinflation adjustment (in other operating income).
•Costs increased well below revenue. The efficiency ratio stood at 50.7%, improving 7.4 pp year-on-year, and net operating income rose 215%.
•Net loan-loss provisions increased 188%, rising from low levels in the last period. The cost of risk stood at 3.46%.
In the first quarter, profit increased 23% in constant euros, due to the solid performance in net interest income, net fee income and gains on financial transactions, which more than offset the growth in costs, impacted by inflation.

Argentina. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	528	+5	+53	1,029	+25	+168
Expenses	-272	+9	+58	-522	+9	+134
Net operating income	256	+2	+49	508	+47	+215
LLPs	-54	+26	+79	-97	+34	+188
PBT	129	-28	+12	308	+83	+292
Attributable profit	113	-19	+23	252	+73	+271
Detailed financial information on page 68

Other South America
Uruguay
Gross loans and advances to customers were up 11% year-on-year, excluding reverse repurchase agreements and in constant euros. Customer deposits excluding repos fell 3% due to demand deposits.
Attributable profit in the first half of 2023 was EUR 84 million, up 41% year-on-year and +30% in constant euros, as follows:
•Total income was up 32% boosted by net interest income (following interest rate rises) and net fee income.
•Costs rose (impacted by inflation) well below revenue. As a result, the efficiency ratio improved 7.2 pp to 37.7%.
•Net loan-loss provisions rose, as the normalization that began in previous quarters continued rising from low levels in previous years. The cost of risk remained low (1.84%) and the NPL ratio stood at 2.58%.
Compared to the previous quarter, attributable profit rose 10% in constant euros, driven by the performance in net interest income and cost management.
Peru
Gross loans and advances to customers excluding reverse repos and the exchange rate impact decreased 3% year-on-year and customer deposits (excluding repos and in constant euros) increased 2%, driven by demand deposits (+10%).
In the first half of 2023, attributable profit was EUR 40 million, 24% higher year-on-year. In constant euros, growth was 22%, as follows:
•Total income rose 33%, boosted by the good performance of our core business lines. Costs rose 24%, mostly driven by the launch of new businesses and inflation but the efficiency ratio improved 2.4 pp to 34.9%.
•Net loan-loss provisions increased, though the cost of risk remained low (0.97%).
Colombia
Gross loans and advances to customers (excluding reverse repos and in constant euros) were 5% higher year-on-year. Deposits (excluding repos) rose 21% in constant euros due to time deposits (+78%).
In the first half of 2023, attributable profit was EUR 14 million, 11% higher year-on-year. In constant euros, profit was 29% higher:
•Total income grew 35% (net fee income and gains on financial transactions) and costs rose 28% due to inflation and the development of new business lines.
•Net loan-loss provisions were 164% higher, due to the growth in Auto and Prospera businesses. However, the cost of risk remained low (0.59%).

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Attributable profit
		/	H1'22		/	H1'22
	H1'23%		excl. FX	H1'23%		excl. FX

Uruguay	178	+62	+49	84	+41	+30
Peru	78	+40	+38	40	+24	+22
Colombia	31	+24	+43	14	+11	+29

36	January - June 2023

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Primary segments

DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 521 mn
Executive summary
→ The operating environment remained complex in 2023 as inflation and rising interest rates are denting consumer appetite. In this context, new lending rose 5% year-on-year in constant euros (+6% in auto).
→ We continued to reinforce our auto leadership with new strategic alliances, leasing and subscription. We completed the agreement with Stellantis in April and new leasing contracts increased 19% year-on-year. In non-auto, we continued upscaling our BNPL business.
→ Underlying attributable profit amounted to EUR 521 million, a 9% fall year-on-year (-7% in constant euros) driven by negative NII sensitivity to interest rate rises and the temporary levy on revenue earned in Spain. In this environment, we are focusing on new business pricing and profitability, increasing customer deposits, operating efficiency and cost of risk.

Strategy
Digital Consumer Bank (DCB) is the leading consumer finance bank in Europe in scale and profitability as it leverages Santander Consumer Finance's (SCF) auto and non-auto consumer finance footprint in Europe and Openbank’s technology stack.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe plus China and Canada) and works through more than 130,000 associated points of sale. It provides value propositions to its customers and partners to enhance their sales capacity by financing their products and developing advanced technologies to give them a competitive edge.
SCF aims to become the best-in-class auto financing and digital mobility service provider in Europe.
Openbank is the largest 100% digital bank in Europe. It offers current accounts, cards, loans, mortgages, a state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
Openbank's tech stack and product building capabilities, such as Zinia (BNPL), should allow us to exceed our customers' expectations.
DCB’s vision is to offer competitive financing solutions to maintain our European leadership in profitability and scale in Auto & Consumer Lending by leveraging the advantage of our proprietary platforms in Mobility and BNPL. Our strategy in 2023 is focused on accelerating transformation to boost future growth.

Digital Consumer Bank. Loan distribution
June 2023

Germany

France

Nordics

Spain

Italy

UK

Poland

Others

Our main priorities for 2023 are to:
•Secure leadership in global digital consumer lending by:
–Auto: progressing with strategic initiatives to build a world-class digital offering in mobility; aid OEMs' transformation journeys with online lending, leasing (both financial and operational) and subscription offerings; and provide our partners with innovative finance and sale solutions on dealer websites and in auto marketplaces.
–Consumer (Non-Auto): gaining market share through specialization and with tech platforms that build on our leadership in Europe through Zinia, our buy now, pay later (BNPL) service, checkout lending, credit cards and direct loans.
–Digital Bank: increasing loyalty among our Openbank and SC Germany retail customers and boosting digital banking.
•Continue the transformation of our operating model to defend our best-in-class efficiency through: (i) single IT platforms, (ii) a simpler operational structure, and (iii) automation and process redesign.
•Growth by progressing in transformational projects. In auto, through our new Stellantis partnership, the acquisition of MCE Bank Germany, opportunities with OEMs in addition to launch of our new leasing platform. In consumer, through the full transition to Zinia tech stack and branding, and the execution of pan-European agreements, with integrators and with global tech companies.
•Reduce sensitivity to rising interest rates with greater deposit acquisition and faster loan repricing. Moreover, we are driving an originate-to-distribute model to increase balance sheet mobilization and make the business more capital light.
We continue to support the green transformation of European mobility. In 2023, we aim to exceed the 150k new battery electric vehicles financed in 2022, while developing other new initiatives that are quickly spreading across Europe: electric chargers, solar panels, green heating systems, e-bikes, etc.
We were recognized as a Top Employer or Great Place to Work (GPTW) in four countries.

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Primary segments
Business performance
After a difficult environment in 2022, DCB is still facing a complex 2023. Some of the impacts include: (i) the change of TLTRO contractual conditions, (ii) rising interest rates temporarily compressing margins while our loan book reprices, and (iii) normalization from a very low cost of risk towards the average across the cycle and additional provisioning for our CHF mortgage portfolio in Poland.
However, new lending volumes are starting to pick up in Europe following a very weak 2022. DCB's new lending increased 5% year-on-year (+6% in auto), having achieved significant growth in 2022 despite a shrinking market.
In Auto, our leasing solutions and commercial focus generated a greater than 19% year-on-year increase in the number of leasing contracts. We continued to develop our proprietary leasing platform for Europe with the ambition of disrupting the market by building organic capabilities.
Our Auto Subscription Service offers flexible subscriptions from one month and up. Our platform-based business has two models: (i) Wabi, our direct-to-consumer owned brand, is already live in Spain, Norway and Germany and will expand to other countries in the coming years; and (ii) Ulity, a white label solution for OEMs and Service Car companies launched in June 2022. Through Ulity we have already entered into relevant agreements with pan-European ride-hailing services (RHS) and OEMs.
In H1, we renewed our partnership with Stellantis in Europe, which will allow us to consolidate our position as their main financing partner. We aim to grow our Stellantis brand portfolio by c.30% to EUR 40 billion by 2026.
In BNPL, Zinia continues to achieve outstanding results with 5.2 million contracts since its launch and more than 56,000 retail merchants connected.
The joint venture with TIMFin, the leading Italian telecommunication company, has more than 1.9 million contracts since launch as well as >5,800 active points of sale and >2,500 connected merchants.

Activity
EUR billion and % change in constant euros

+1%
	QoQ		+2%
QoQ
128
	+8%	65	+11%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
The stock of loans and advances to customers increased 7% year-on-year. In gross terms, excluding reverse repos and in constant euros they rose 8% year-on-year to EUR 128 billion (76% is auto).
Customer deposits increased 8% in euros, +9% excluding repos and in constant euros, to EUR 62 billion. We have launched several initiatives to accelerate customer deposit growth, resulting in a EUR 5.1 billion (in constant euros) increase even after selling the JV with Stellantis in Germany in Q2 2023.
Our recourse to wholesale funding remained strong and diversified.
Results
Attributable profit in the second quarter was EUR 521 million, 9% down year-on-year in euros. In constant euros, profit fell 7% (-3% excluding the impact of the temporary levy in Spain):
•Total income increased 5%. To neutralize the negative sensitivity to rising rates we are actively repricing loans, focusing on the most profitable segments and increasing customer deposits so that they become the main funding source. As a result NII rose 3%.
Net fee income declined 7%, impacted by new insurance regulation capping fees in Germany. Gains on financial transactions along with other operating income considerably increased, supported by leasing income.
•Costs increased 7%, mainly affected by strategic transformation investments, business growth and inflation. In real terms costs fell 1%. Net operating income increased 3% and the efficiency ratio stood at 49.4%.
•Net loan-loss provisions increased 48%, coming from a low base in 2022. Credit quality remained robust. The cost of risk remains low (0.54%) but is normalizing and the NPL ratio improved to 2.04%.
•By country, the largest contribution to attributable profit came from Nordic countries (EUR 137 million), the UK (EUR 96 million), France (94 million) and Germany (EUR 84 million).
Compared to the previous quarter, attributable profit increased 14% driven by higher net fee income and lower costs. In the quarter, we recorded the contribution to the SRF, while in Q1 2023 we had the negative impact of the temporary levy on revenue earned in Spain.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,315	-2	-2	2,658	+3	+5
Expenses	-655	-1	0	-1,314	+5	+7
Net operating income	660	-3	-3	1,344	+1	+3
LLPs	-222	+15	+16	-415	+45	+48
PBT	481	+7	+8	928	-8	-7
Attributable profit	277	+14	+14	521	-9	-7
Detailed financial information on page 70

38	January - June 2023

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Primary segments

Corporate Centre	Underlying attributable profit
-EUR 620 mn
Executive summary
→ The Corporate Centre continued to support the Group.
→ The Corporate Centre’s objective is to define, develop and coordinate the Group's strategy and aid the operating units by contributing value and carrying out the corporate oversight and control function. It also carries out functions related to financial and capital management.
→ Lower underlying attributable loss compared to H1 2022 due to higher liquidity buffer remuneration and lower negative impact from foreign currency hedging.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Through global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, competitive development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to countries and divisions by encouraging the exchange of best practises, driving and managing innovative global initiatives and defining corporate policies, all in the field of communication, marketing and sustainability.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. In June 2023, the liquidity buffer exceeded EUR 317 billion.
This activity is carried out by the diversification of funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs.
The price of these operations with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the operation) and regulatory requirements (TLAC/MREL).
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedge countervalue related to the units’ next twelve months results in euros. Net investments in equity are currently hedged, EUR 16,102 million (mainly in Mexico, the UK and Brazil) with different FX instruments (spot or forwards).
•Management of total capital and reserves: team responsible for the Group's capital analysis, adequacy and management. Its functions include: coordination with subsidiaries, monitoring returns to maximize shareholder returns, setting solvency targets and capital contributions, and monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.
Results
In the first half of 2023, attributable loss of EUR 620 million was 40% lower than in H1 2022 (-EUR 1,040 million) because:
•Net interest income improved EUR 259 million, driven by higher liquidity buffer remuneration as a result of rising interest rates.
•Higher gains on financial transactions (EUR 182 million better), due to lower negative FX hedging impacts.
•Lastly, other results and provisions were down slightly.

Corporate Centre. Underlying income statement
EUR million and % change
	Q2'23	Q1'23	Chg.	H1'23	H1'22	Chg.

Total income	-218	-124	+75%	-342	-747	-54%
Net operating income	-312	-219	+43%	-531	-926	-43%
PBT	-341	-260	+31%	-601	-1,014	-41%
Attributable profit	-341	-279	+22%	-620	-1,040	-40%
Detailed financial information on page 71

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 3,269 mn

Executive summary

Results. (H1'23 vs. H1'22). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit decreased as the growth in revenue was offset by higher costs and provisions			Continued growth in asset and liability volumes
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+7%	+9%	+21%	857	+1% YoY	825	+2% YoY
Customers

Commercial activity
In the last few years, we initiated our operating and business model transformation, focused on process digitalization and product simplification. Our goal is to guarantee personalized and tailored support, in order to respond to one of our main priorities; the continuous improvement of our service.
This transformation of our operating and business model is aimed at becoming a digital bank with branches, where customers are at the centre of our strategy.
Increasing digitalization allows us to simplify our offering and automate our operations and improve the front-end (what the customer uses) and back-end (i.e. the bank's operating systems) operations. This will allow us to reduce the cost to serve while improving customer experience.
This improvement allows our teams in the offices to dedicate more time to offer a more personalized service, especially for those financial decisions that are more important or require more advice from our professionals.
The outstanding work carried out for the SME segment, coupled with personalized service and financial and non-financial support, was recognized by Euromoney, which named Santander as the World's Best Bank for SMEs.
These service quality, digitalization and multichannel initiatives enabled us to reach 164 million customers in the Group, having increased by more than 9 million in the last 12 months. Active customers grew 2% and digital customers +5%.
Gross loans and advances to customers excluding reverse repos and the exchange rate impact rose 1% year-on-year and customer funds (excluding repos and in constant euros) increased 2%.

Results
Attributable profit in the first half of 2023 was EUR 3,269 million, 19% lower year-on-year. In constant euros, it decreased 20%, as follows:
•Total income grew 7% driven by higher net interest income (+11%) and net fee income (+3%).
•Costs increased 9%, impacted by inflation. Net operating income grew 5% and the efficiency ratio stood at 43.9%.
•Net loan-loss provisions rose 21%, mainly driven by the increases related to cost of risk normalization in North America.
•Impact of the temporary levy on revenue in Spain recorded in the first quarter.

Retail Banking. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	11,206	+4	+4	21,985	+6	+7
Expenses	-4,891	+3	+3	-9,646	+7	+9
Net operating income	6,315	+5	+4	12,339	+6	+5
LLPs	-2,877	-1	-2	-5,776	+22	+21
PBT	2,683	+11	+11	5,091	-16	-17
Attributable profit	1,718	+11	+10	3,269	-19	-20
Detailed financial information on page 72

40	January - June 2023

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 1,876 mn

Executive summary

Results. (H1'23 vs. H1'22). % change in constant euros		Our aim and strategic priorities

Strong profit growth underpinned by our geographic and business diversification
Total income	Underlying attributable profit
+24%	+28%
Efficiency ratio	RoTE
34.7%	29.2%
Revenue growth by business and region		Other highlights in the quarter

TOTAL
Others
Global Debt Financing
Global Transactional Banking
Markets
3,524
+24%
4,353
997
+14%
1,591
+42%
1,626
+22%
H1'22
H1'23

+16%
+34%
+28%

Strategy
2023 began with instability in the financial sector caused by the difficulties faced by some financial institutions in the US and Europe, which led to market volatility and continued uncertainty (relating to higher funding costs, liquidity restrictions and high inflation). Moreover, geopolitical tensions fuel offshoring plans that will determine investments and require supply chain financing solutions.
In this context, SCIB has continued to make progress in implementing its strategy to transform its business and position itself as the strategic advisor to its clients, offering high value-added, specialized products and services with a particular focus on energy transition and digital transformation.
Our objectives are to double the size of our US franchise focusing on strengthening our advisory capabilities, mainly in those sectors with the greatest growth potential such as energy transition, technology or healthcare; continue the globalization of the Markets business with focus on institutional investors and in the US, improving our global platform for FX and Over-the-Counter (OTC) derivatives in the main commodity markets; and accelerate the rotation of assets to optimize profitability.
During the first half of the year, SCIB completed the merger of Amherst Pierpont Securities (APS) and Santander Investment Securities (SIS). The new entity, named Santander US Capital Markets LLC (SanCap), is a key element in the reorganization and globalization of SCIB's Markets business and in the franchise's growth in the US.

In terms of relevant transactions in the second quarter, in ESG the Export Finance operation for the development of two battery manufacturing gigafactories in Europe and the US. In ESG Sustainable Tech, taking advantage of SCIB's hydrogen expertise and strong execution capabilities in France, we acted as exclusive financial advisor to Forvia and Michelin in the sale of a substantial stake in Symbio to Stellantis, the largest hydrogen transaction worldwide.
Also, SCIB supported the Spanish solar energy company Bruc Energy with a EUR 200 million Equity Bridge Loan. Finally, of note are SCIB's mandates to structure financing for hydrogen and sustainable aviation fuel (SAF) projects.
In the Digital Solutions Group (DSG) sector, Santander acted as the sole global coordinator in Poland for the sale of shares in an international provider of trading and investment technology solutions specialized in the OTC financial market.
In digital transformation, in the second quarter 2023, SCIB became a shareholder of Komgo, the world's largest trade finance network for banks and corporates. SCIB will benefit from Komgo's technology to improve communication between customers and banks, and its agility to deploy solutions in the trade finance and commodities space, driving the digitalization process of large multinationals.
In H1 2023, SCIB created a partnership with Allianz Trade (an insurer) and Two (a B2B e-commerce payments platform fintech) to offer our clients a new receivables solution. This pioneering alliance will allow customers to maintain their 30- or 60-day B2B invoice payment habits within the e-commerce environment, replicating the extended buy now, pay later retail model.

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Secondary segments
Results
Attributable profit in the first half of 2023 amounted to EUR 1,876 million (32% of the Group's total operating areas), 22% higher than in H1 2022. In constant euros, profit rose 28%, with significant growth across core businesses and gaining market share.
In H1 2023, revenue amounted to EUR 4,353 million and grew 21% year-on-year. In constant euros, revenue rose 24% with all regions growth more than 15%. Performance by business was as follows:
•Global markets: revenue was 22% higher year-on-year with a solid first half driven by good management of market volatility.
Europe and Asia performed well in a complex macroeconomic environment. Securities Finance, Credit and Equity Derivatives were the top performers.
In Latin America, revenue grew at double-digit rates. In Mexico, the first long-term repo operation with Millenium stands out. In Brazil, the electricity and commodities desks achieved excellent results, showing the added value of the Markets area.
In the US, the activity continues to be strong with focus on SanCap, highlighting the performance of the interest rate derivatives business as well as solid growth in Securities Finance, Exchange Traded Derivatives, Over-the-Counter and Fixed Income Rates. There was notable demand from the corporate segment and Financial Sponsors.
•Global Debt Financing: total income was 14% greater than in H1 2022. In Structured Finance the results continued to rise, positioning us in the top 3 of the mandated lead arranger (MLA) ranking in Europe and holding the second position globally for renewable transactions. During the last few months, the relevant syndication transactions in the infrastructure space was completed.
Excellent results in Debt Capital Markets (DCM) as it remained very active in Europe and Latin America, positioning itself as a leader in dollar-denominated issuance for European and Latin American companies. Some of the most relevant transactions were with AT&T and EDF.
In Securitizations, total income increased more than 40% year-on-year, following the upward trend in the first quarter.
•Global Transactional Banking increased revenue by 42% year-on-year. Cash Management continued last year's upward trend, providing our customers with innovative products and services that facilitate the digitalization and simplification of their businesses with an end-to-end vision of their value chain.
In Trade & Working Capital Solutions, of note was the first Inventory Finance and massive invoice deduction in the US.
Export Finance increased its portfolio and maintained leadership in the ESG industry through innovative structures, such as the Green Investment Policy launched by the Spanish ECA (CESCE). In the period, Santander was named among the "Perfect 10 Deals of the Year 2022" by TXF in renewables, rail transport and most innovative operation categories.
•Corporate Finance: solid performance, with Equity Capital Markets (ECM) growing at double digits.
In the Telecommunication, Media, Technology industry, SCIB advised Global Infrastructure Partners on its EUR 16 billion acquisition of Vantage Towers .
In Energy, SCIB consolidated its position in the renewable energy sector in Europe and Latin America, with the sale of a renewable energy portfolio by Ardian to Naturgy, and the sale of a stake in an operating portfolio by Bruc Energy to Interogo Holding.
Finally, SCIB strengthened its presence in the offshore wind energy sector by advising DGE on the sale of a stake in the UK Morey East offshore wind farm to Inpex.
In Consumer Retail Healthcare, SCIB continued to expand its franchise through the most important transactions in the sector. Of note were the advisory services provided to Heineken in the minority acquisition of Poland's Grupa Zywiec, the BRL 4.1 billion acquisition of Assai in Brazil, and the PLN 1.5 billion ABB and Pepco deal in Poland.
SCIB continued to be a benchmark player in the infrastructure sector, both in Europe and Latin America. This quarter, SCIB advised the Canadian pension fund CPPIB on the acquisition of a 25% stake of FCC Environmental, and Sacyr in the sale of their Environmental division to Morgan Stanley.
Operating expenses increased 18% year-on-year due to investments in products and franchises under development. However, at 34.7%, efficiency was well below the sector.
Low need for loan-loss provisions in H1 2023, compared to releases in 2022 in Europe and Brazil.
Compared to the previous quarter, revenue growth was slightly lower, due to some seasonality and the SRF contribution (EUR 109 million before tax). Attributable profit decreased 5% in constant euros.

SCIB. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	2,147	-3	-1	4,353	+21	+24
Expenses	-772	+5	+5	-1,510	+17	+18
Net operating income	1,375	-6	-5	2,843	+23	+27
LLPs	-31	—	—	-3	—	—
PBT	1,320	-10	-8	2,779	+22	+26
Attributable profit	899	-8	-5	1,876	+22	+28
Detailed financial information on page 72

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 819 mn

Executive summary

Results. (H1'23 vs. H1'22). % change in constant euros
Revenue[1]	Fee income as % of total Group [2]	AuMs	RoTE	Net new money	Net sales	Fee income
+25%	30%	+10%	89%	EUR 6,391 mn	EUR 3,219 mn	EUR 873 mn
				CAL: EUR 285 bn	AuMs: EUR 207 bn	+8% vs. June 2022
Total contribution to profit by business				Other highlights of the period

Chg. /H1'22
1,637
+30%
Private Banking
617
+122%
SAM
271
-6%
Insurance
749
+8%
H1'23

				PB customers	SRI[3] AuMs	Gross written premiums
				+10% vs. June 2022	EUR 58.6 bn	EUR 6.3 bn
PB Network AuMs
				EUR 50.0 bn +10%	+95%	+11%

1. Including fees generated by Asset Management and Insurance ceded to the commercial network. If not included, +44%.				3. Socially Responsible Investments.
2. Including fee income ceded to commercial network.

Commercial activity
We continued to work to become the best responsible Wealth & Protection Manager in Europe and the Americas, being one of the Group's growth drivers with 30% growth year-on-year in the contribution to Group profit. In June, Euromoney recognized us as Latin America's Best Bank for Wealth Management.
•In Private Banking, we continued to leverage our global platform to enable customers to benefit from our scale and international presence and providing tailored solutions, making it easy for them to move from one region of the Group to another. In terms of collaboration, we remained leaders in investment flow between Latin America, Europe and the US, managing network business volumes (cross-border business between markets) of EUR 50 billion.
Our collaboration business with SCIB continued to increase, especially in Spain, Brazil and Mexico. In the first half of the year, it generated EUR 86 million of revenue, 12% higher year-on-year.
We continued to widen our value proposition and to innovate in our product range. We had a particular focus on alternative products, structured products, secured lending and socially responsible products (ESG).
In alternative products, we have EUR 2.7 billion in total commitments. In the period, we expanded our product range, seeking opportunities for our customers using the most suitable products in each region.
In Spain, during the second quarter, the focus was on the marketing of a venture capital fund and a venture capital company, managed by Santander Asset Management, which invests in innovative companies in the field of energy transition: Santander Innoenergy Climate Fund.
In Miami and Geneva, following the launch of Berilo II (debt feeder to Bain Capital's GSS 2022 fund), we launched a new fund of funds to take advantage of the Private Equity investment opportunity.
Our discretionary portfolio management offering now represents 10% of total assets under management (AuMs), growing EUR 1,088 million in the first half of the year, mainly in Spain and Portugal.
Our real estate investment service, which is capturing a large part of investment flows between Latin America, Europe and the US, reached a total volume of EUR 120 million in transactions in the first half of the year.
Our work was recognized by Euromoney as the Best Private Bank in Latin America, as well as the Best International Private Bank in Mexico, Argentina, Brazil, Peru, Uruguay, Poland and Portugal. In addition to the Best Global Private Bank in Cybersecurity and Digital Portfolio Management in Europe by the Professional Wealth Management magazine, a Financial Times publication. The scope of these awards demonstrates the value of the combination of Santander Private Banking's global platform with local knowledge and presence in each of the markets in which it operates.
•In Santander Asset Management (SAM), commercial activity recovered, following market instability in 2022. However, the shift towards fixed income is reducing the average portfolio margins. We continued to be the global product platform of choice for our retail banks, with more than EUR 548 million in total distribution fees generated, in line with the previous year despite lower margins.
In Spain, we developed the discretionary portfolio management model and launched two new funds whose advisory services are delegated to entities such as BlackRock (U.S. equities) and Fidelity (Asia).
The range of alternative products aimed primarily at our institutional clients and family offices is becoming increasingly robust. In the alternatives business, we launched 22 vehicles globally, with EUR 2 billion committed. Our main strategies include Private Debt, Infrastructure, Trade Finance and Real Estate, including Santander Alternative Leasing fund, named among the three most profitable alternative funds in Spain in 2022.

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Secondary segments
We made further headway with our ESG strategy. We offer 113 ESG products globally and assets under management amounted to EUR 40.5 billion. We managed to position ourselves among the top 5 fund managers that improved the most between 2020 and 2022 in the ShareAction ranking of responsible investment, and we were the only Spanish fund manager in it. In addition, Mexico recently joined Spain, Portugal, the UK, Germany, Chile and BPI in launching the Santander Prosperity fund in partnership with RED, named Best Product Innovation in The Global Private Banker Innovation Awards 2023.
Our efforts to continue improving and offering the best investment solutions were recognized through several awards in the period, for example, in Spain we won the best fixed income manager and in the UK the best multi-asset manager. In Chile, we were the fund manager that received the most recognitions at the Salmón awards.
•In Insurance, we maintained a healthy growth rate in premiums (+11%), mainly in the savings business.
Savings insurance sales were particularly strong in Europe, mainly as a result of the good commercial activity of unit-linked insurance in Spain. Of note was the launch of a health product in the UK with BUPA, a leading global healthcare provider. In Portugal, we continued with the business transformation, for example, we digitalized the Home product sales process.
In the Americas, the diversification of the non-credit insurance business continued strongly with growth in new sales. We completed the Savings offering with a new Unit Linked product (diversified insurance fund) in Mexico. In Brazil and Argentina, we launched products with special benefits for women.
The motor vehicle insurance business grew 17%. Our Autocompara platform, operative in Argentina, Brazil, Chile, Mexico and Uruguay, reached 1.4 million active policies. In SMEs, fees grew 12%.

Business performance: SAM and Private Banking
Constant EUR billion

Total assets under management
Funds and investment*
- SAM
- Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Mar-23	/ Jun-22
+3%	+10%
+2%	+4%
+4%	+7%
-1%	+5%
+9%	+26%
0%	+6%
+2%	0%

Note: Total assets marketed and/or managed in 2023 and 2022.
* Total adjusted private banking customer funds managed by SAM.
Business performance
Total assets under management amounted to EUR 440 billion, 10% higher year-on-year, driven by intense commercial activity.
•In Private Banking, the volume of customer assets and liabilities (CAL) stood at EUR 285 billion, 12% higher than in June 2022. Net new money amounted to EUR 6,391 million. Net profit in H1 2023 was EUR 617 million, twice that of the same period in 2022, primarily backed by net interest income and commercial activity improvement. Clients increased 10% to more than 250,750.
•SAM's total assets under management was EUR 207 billion, up 7% compared to June 2022, recovering from last year's fall. Net sales were positive in the period reaching EUR 3.2 billion, reversing 2022 trend. SAM’s contribution to the Group's profit was EUR 271 million,
-6% year-on-year, due to even lower average volumes and lower margins as a result of a shift towards fixed income products.
•In Insurance, the volume of gross written premiums in H1 2023 amounted to EUR 6,252 million (+11% year-on-year). Total fee income rose 8%. The total contribution to profit stood at EUR 749 million, +8% year-on-year.
Results
The total contribution to the Group this year (including net profit and total fees generated net of tax) was EUR 1,637 million, up 30% year-on-year.
Attributable profit in the first half of 2023 was EUR 819 million, 70% higher year-on-year. In constant euros, it was also 70% higher:
•Total income increased 44%, mainly driven by higher net interest income.
•Total fee income generated, including ceded to the commercial network, amounted to EUR 1,832 million and represented 30% of the Group's total fee income, a 2% increase year-on-year, despite the market impact on volumes and margins.

Total fee income generated
Constant EUR million

1,832	〉	2%	30%
		vs. H1'22	/ total Group
•Operating expenses were 11% higher year-on-year, due to investments and higher costs related to increased commercial activity.
Compared to the previous quarter, underlying attributable profit rose 18% in constant euros, driven by the positive performance in total income.
Overall, the second quarter was very positive as we continued to grow at double-digit rates on a consolidated basis despite the macroeconomic environment.

Total contribution to profit
EUR million and % change in constant euros
Q2'23		H1'23

	864		1,637
+12%	/ Q1'23	+30%	/ H1'22

WM&I. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	887	+7	+7	1,717	+44	+44
Expenses	-283	+2	+2	-561	+11	+11
Net operating income	604	+10	+10	1,156	+68	+68
LLPs	15	—	—	16	—	—
PBT	607	+15	+15	1,136	+72	+72
Attributable profit	442	+17	+18	819	+70	+70
Detailed financial information on page 73

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Secondary segments

Underlying attributable profit
-EUR 103 mn

Executive summary

Revenue performance	Our business

Solid revenue growth[1]	Merchants	International Trade	Payments
+27% H1'23 vs. H1'22	Global payments solutions for all merchant segments	International trading solutions for business	Wholesale account-to-account payment solutions

Our main strategic priorities	Main growth drivers

•Scaling up our global technology platform •Accelerating our commercial growth •Pursuing the open market opportunity	Merchants Total Payments Volume[1]	Merchant number of transactions
	+25% vs. H1'22	+32% vs. H1'22
1. Constant EUR million.

Strategy
PagoNxt aims to achieve a global leadership position in payments through our distinctive, holistic and customer-centric value proposition. We are a one-of-a-kind paytech business providing customers with a wide range of innovative payments and integrated value-added services.
We focus on several strategic and high-growth business segments:
•Merchants: providing global and integrated acquiring, processing and value-added solutions for physical and e-commerce merchants.

•International Trade: delivering specialized cross-border trading solutions (payments, FX, cash management, trade finance) for businesses, in a large and global market yet to be fully digitalized.

•Payments: providing wholesale account-to-account payments processing and instant connectivity to schemes in multiple geographic areas through a highly scalable model.

PagoNxt's technology platform and specialist teams serve Grupo Santander's payments needs and additionally cater for open market opportunities beyond Santander's business, delivering complete solutions for millions of businesses and individuals.
PagoNxt runs an efficient global operating model, extending across three core regions (Europe, South America and North America) and adopting bank-grade security and compliance embedded in our customer products.
PagoNxt's strategy is anchored on the following key levers:
•Scaling up our global, cloud-native, secure and efficient platform. We operate a connected, real-time, flexible and highly scalable technology platform that is fully cloud and API based to ensure access to PagoNxt's features through a single integration. We process and generate insights to help our customers and their businesses leverage the full power of data and make data-driven decisions.
•Accelerating commercial growth by continuing to strengthen our international commerce and trade ecosystem, offerings and distribution through Santander's commercial platforms, with a focus on SMEs.
•Maximizing the open market opportunity through direct commercialization and distribution partnerships (with integrated software vendors and others), increasing our market penetration in Europe, South America and North America and extending our footprint to additional strategic countries.

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Secondary segments
Business performance
Our global Merchant franchise, under the Getnet brand, reached EUR 95.4 billion Total Payments Volume (TPV) in H1 2023, 25% higher than H1 2022 (in constant euros). Revenue grew by 16% year-on-year (+12% in constant euros).
The growth in TPV was spread across our main regions. Getnet Brazil's TPV increased 15% in H1 versus previous year enabled by our propositions for SMEs and tailor-made solutions for large accounts and new verticals. Getnet Mexico's TPV grew by 31% in H1 2023 leveraging our new global platform which continues to be enhanced with new value added services. Getnet Europe showed a year-on-year TPV growth of 32% due to positive commercial dynamics both in the Spanish and Portuguese markets.
In the last quarter, we continued to make progress in our journey to consolidate Getnet as a fully-licensed acquirer across Europe and Latin America by offering e-commerce and PoS solutions and Value-Added Services, developing propositions for SMEs and multinationals and building a deep understanding of the banking channel and experience in partnerships.
Some highlights in H1 2023 were:
•Delivery of new global solutions (e.g. working capital), new Value-Added Services (e.g. dynamic currency conversion, tap on phone) and new vertical specific propositions (e.g. airlines processing capabilities and solutions for restaurants) on the global merchant platform.
•Continued deployment of the franchise through the launch of Getnet Portugal and acquiring services in Argentina.
•Commercial development through actively targeting strategic opportunities in the open market expanding our distribution channels beyond Santander networks and through the addition of a number of new core large corporates across markets.

Merchants
Number of Transactions			Total Payments Volume
Millions			Constant EUR billion

	+32%	4.4		+25%	95.4
3.3
76.6

H1'22		H1'23	H1'22		H1'23
Ebury continues to make great progress in delivering its strategy of becoming a global SME transaction banking leader. It has continued to show strong performance in its B2B offerings targeting the open market, driven mainly by FX services. Ebury´s management priorities are continuing to develop its customer value proposition (e.g. new FX capabilities, mobile app development) and expanding into new areas.
Our One Trade platform, which offers international services (including payments, FX and trade finance) for Santander customers, replacing the local systems with a single, common and interconnected technology solution, also continued to show increased activity. All key modules are now operational: OneTradeView (a tool that allows customers to view all accounts with Santander regardless of location), International Payments (already fully rolled out in Spain and already reaching around 8,000 active customers), FX (i.e. digital service for SMEs to handle FX flows) and Trade Finance. Additionally, a new direct offering of pay-in and pay-out capabilities through an e-money vehicle w launched in H1 focusing on the open market.

PagoNxt made significant progress in H1 2023 in its roadmap to become Santander´s wholesale payments processing provider, centralizing all types of payments (except cards). A significant volume of payments in Spain has already been migrated, becoming one of the largest A2A payments processors in the Eurozone.
Results
Attributable profit in the first half of 2023 amounted to -EUR 103 million, compared to -EUR 104 million in the first half of 2022.
Total income was EUR 521 million, a 31% increase year-on-year (+27% in constant euros), backed by the increase in business activity and volumes across regions especially in our Merchant (Getnet) and Trade (Ebury) businesses.

PagoNxt. Revenue performance
Constant EUR million

521
+27%
409

H1'22		H1'23

In the period, costs reflected the ongoing investment plans to develop and implement global technology.
Compared to the first quarter, profit improved to -EUR 48 million from -EUR 55 million.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	277	+14	+12	521	+31	+27
Expenses	-295	+6	+6	-573	+28	+27
Net operating income	-18	-48	-40	-52	+4	+18
LLPs	-6	-5	-5	-12	+11	+10
PBT	-34	-20	-13	-77	+19	+31
Attributable profit	-48	-13	-9	-103	0	+4
Detailed financial information on page 73

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RESPONSIBLE BANKING

TARGETS

We continue to make progress in our ESG agenda, working towards the fulfilment of our public targets:
More information available at www.santander.com/en/our-approach.
Definitions in Alternative Performance Measures chapter and Glossary.
Note: Not taxonomy.
1.Starting Jan-23. Does not include financial education. Data not audited.

HIGHLIGHTS

•Our Climate Finance Report 2022-June 2023 follows the framework established by the Taskforce on Climate-related Financial Disclosures (TCFD) and incorporates developments such as the Glasgow Financial Alliance for Net Zero (GFANZ) transition guidelines to disclose the progress in our transition plan and in the integration of climate-related risks and opportunities, in particular, in sectors with decarbonization targets.
•We won Euromoney's World's Best Bank for Financial Inclusion award for the third consecutive year.
•At the V International Meeting of Rectors held in Valencia on 10 May, we announced that we will invest EUR 400 million to promote education, employability and entrepreneurship between 2023-2026.
Of note among the implemented ESG initiatives were:

E	Environmental
•In line with our target to facilitate EUR 120 billion in green finance by 2025 and EUR 220 billion by 2030, we have mobilized EUR 98.6 billion in green finance since we set our target in 2019.
•The volume of AuMs in socially responsible investments was EUR 58.6 billion.
•As part of our commitment to support our customers towards a green transition, more than 21 million cards were made from recycled materials, which allowed us to reduce the use of 189 tonnes of plastic per year.
•We hosted the CDP Europe annual meeting, an international non-profit organization specializing in environmental impact, which brought together the sustainability managers of Spain's leading companies.
•Santander España promoted sustainable mobility for its employees through the installation of 502 electric chargers, well above (x17) the number of chargers established by regulatory requirements.
•We signed our first agreement with International Finance Corporation (IFC) to promote sustainable building practices in Mexico to support energy and environmental efficiency. It is an Excellence in Design for Greater Efficiencies (EDGE) certification, which recognizes a structure or building as sustainable.
•We partnered with CBRE to contribute to the decarbonization of the real estate sector in Spain by providing advice and funding to improve the energy efficiency of buildings.

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S	Social
•We further strengthened our financial inclusion proposition. Since January, we reached 900.000 people in relation to our goal of reaching 5 million between 2023 and 2025.
•In June, we celebrated the 15th "Euros from your Paycheck" contest in Spain, chaired by Her Majesty the Queen and the Group's Chair, Ana Botín. This is a programme to promote social projects sponsored by employees and is subject to an internal voting system. A total of 2,600 employees participated and nearly EUR 700,000 was raised.
•Through the Santander Consumer USA Foundation, we will provide USD 7 million worth of technology equipment to low-income households in Arizona.
•In Mexico, we agreed with the Secretary of Economic Development of Oaxaca (SEDECO) to provide more than EUR 80 million this year to foster financial inclusion among more than 1,000 SMEs in the region. In addition, 25,000 Mexican farmers benefited from our financial education programme called “Cultivando mi futuro financiero”.
•In Poland, through the "We Will Double Your Impact" campaign, we allocated around EUR 225,000 to develop the helpline managed by the Empowering Children Foundation.

G	Governance
•The Board remuneration policy, which includes ESG issues for the executive directors with a 20% weighting, was approved with 90.78% support at the AGM.
•This quarter, we published the ESG reports of Brazil, Chile, Mexico, Portugal and the US.

H1 2023 AWARDS

•We won the award for Most Impressive Bank for ESG Capital Markets in Latin America at the Bond Awards 2023, organized by GlobalCapital.
•In Brazil, the Exame Magazine named us The Best of ESG 2023.
•Responsible Business Forum recognized us for the responsible practices of Santander in Poland and its foundation in the report "Responsible Business in Poland 2022: good practices". In addition, the "Diversity IN Check" tool, which measures diversity management in organizations, included the bank for its inclusive work environment.
•We were awarded in the US with the SAS Global Hackathon in the banking sector for the development of an online carbon footprint tracker to measure the impact from customers.
•In Mexico, we were included in the Top 5 of the Super Companies 2023 Ranking by TOP Companies, which selects the best companies to work for. In addition, the Mexican Institute of Finance Executives awarded us with the Gender Equality Award 2023.
•In Uruguay, we were acknowledged by the Great Place to Work ranking as one of the best companies to work for.
•In the UK, our partnership with Alzheimer's Society won five new awards recognizing the work done to help both customers and the community.

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CORPORATE GOVERNANCE

Reduction of the share capital by 1.64% in regard to shareholder remuneration applicable to 2022 results
The board of directors reduced the Bank's share capital in the amount of EUR 134,924,476.50 by cancelling 269,848,953 of its own shares. These own shares represent 1.64% of share capital prior to the capital reduction and were acquired in the buyback programme carried out between March and April 2023 as part of the shareholder remuneration charged against 2022 results. The capital reduction, which was approved by the general shareholders’ meeting on 31 March 2023, obtained the required ECB’s approval on 27 June and was registered in the Commercial Registry of Cantabria on 30 June. Consequently, Article 5 of the Bylaws was amended to reflect that the Bank’s share capital is set at EUR 8,092,073,029.50, comprising 16,184,146,059 shares that have a nominal value of EUR 0.50 per share, which belong to the same class and accord the same rights.
The four share buyback programmes against 2021 and 2022 earnings and the related share capital reductions have resulted in the redemption of almost 7% of the Bank's shares (1,156,495,243 shares) since November 2021.

Changes in the organizational structure of the Group's Senior Management
On 26 April, the Bank announced the appointment of Christiana Riley as regional head of North America, effective on 1 October. Ms Riley will lead all the businesses in the US and Mexico, with the respective country heads reporting to her. Most recently, she was regional head for Deutsche Bank in the Americas.
In addition, on 7 June, the board of directors appointed Daniel Barriuso Group Chief Transformation Officer, subject to the necessary regulatory approval being obtained. Mr Barriuso had been our Global Chief Information Security Officer (Global CISO).
Finally, on 15 June, the Bank announced the appointment of Pedro Castro e Almeida as regional head for Europe to succeed António Simões. Mr Simões will depart from the Group on 1 September, when this appointment will take effect. Mr Castro e Almeida, who will continue as CEO of Santander Portugal, will be responsible for the businesses in Europe and leading transformation in the region, with the country heads of Spain, the United Kingdom and Poland reporting to him.

Changes to the international advisory board’s composition
On 24 April, Carolyn Everson joined the international advisory board of Banco Santander. Ms Everson is a director at The Coca-Cola Company and at The Walt Disney Company. She has extensive experience in technology and media companies.

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SANTANDER SHARE
In application of the shareholder remuneration policy for 2022, the bank paid a second cash dividend of EUR 5.95 cents per share against 2022 results in May.
Likewise, and in application of the shareholder remuneration policy for 2022, a second share buyback programme was carried out March and April 2023 for EUR 921 million, representing 1.64% of the share capital. The shares acquired were amortized and the corresponding capital reduction was executed under the terms explained in the corporate governance section.
After carrying out both actions, total shareholder remuneration against 2022 results was EUR 3,842 million, approximately 40% of 2022 underlying profit.
The shareholder remuneration policy the board approved for the 2023 results is a payout of approximately 50% of the Group's net reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately as 50% in cash dividend and 50% in share buybacks. The execution of the shareholder remuneration policy is subject to future corporate and regulatory approvals.
Share price performance
The second quarter of 2023 was again characterized by inflationary pressures, which, despite having declined, remain persistently high. The main central banks continued to rise interest rates, albeit at different speeds.
The Federal Reserve, after a 25 bp increase in May, paused raising rates in June to properly assess their impact on the economy, leaving rates at 5.25%.
The European Central Bank, eased its rate up by 25 bps at each of its last two meetings to 4.00%, while the Bank of England surprised the market with a 50 bp rise to 5.00% at the June meeting, following the acceleration in core inflation.
In this context, the main central banks maintained that it is too early to say that their ceiling was reached and predicted possible rises in the following meetings.
All in all, the global economy remained resilient, with better prospects for 2023 than forecast at the beginning of the year, mainly due to strength in US household spending, lower gas prices in Europe, the reopening of China, the end of the global covid-19 health emergency announced by the World Health Organization in May, and the robustness of the labour market in many economies.
The European financial sector maintained a positive performance after first quarter turbulence, mainly due to the isolated crises suffered by some American banks, which subsequently affected Credit Suisse, and to the uncertainty in the debt ceiling negotiations in the US.
The Santander share price ended the quarter with a positive return of 21%, outperforming the market in relative terms. In the banking sector, EuroStoxx Banks was up 12%, DJ Stoxx Banks increased 11% and MSCI World Banks decreased slightly 0.2%. The other main indices closed up, Ibex 35 +17% and DJ Stoxx 50 +10%.

Share price

START 30/12/2022	END 30/06/2023
€2.803	€3.385

Maximum 07/03/2023	Minimum 03/01/2023
€3.873	€2.812

Comparative share performance

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Market capitalization and trading
As at 30 June 2023, Banco Santander’s market capitalization of EUR 54,783 million1 was the second largest in the eurozone and 27th largest in the world among financial institutions.
The share’s weighting in the DJ Stoxx Banks index was 6.7% and 11.6% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end March was 11.1%.
A total of 6,585 million shares were traded in the period for an effective value of EUR 21,880 million and a liquidity ratio of 40%.
The daily trading volume was 51.8 million shares with an effective value of EUR 172 million.
Shareholder base
The total number of Santander shareholders at 30 June 2023 was 3,802,161, of which 3,349,755 were European (73.23% of the capital stock) and 440,853 from the Americas (25.42% of the capital stock).
Excluding the board, which holds 1.15% of the bank’s capital stock, retail shareholders accounted for 42.74% and institutional shareholders accounted for 56.11%.

Share capital distribution by geographic area
June 2023
The Americas	Europe	Other
25.42%	73.23%	1.35%

Source: Banco Santander, S.A Shareholder register.

2nd	Bank in the eurozone by market capitalization
EUR 54,783 million[1]

The Santander share
June 2023

Shares and trading data
Shares (number)	16,184,146,059
Average daily turnover (number of shares)	51,847,418
Share liquidity (%)	40
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.74
Free float (%)	99.91

1.After cancelling the shares from the second share buyback programme against 2022 results.

Share capital distribution by type of shareholder
June 2023

Institutions
56.11%

Board *
1.15%

Retail
42.74%

* Shares owned or represented by directors.

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2023 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q2'23	Q1'23	Change (%)	H1'23	H1'22	Change (%)
Fees from services	1,747	1,844	(5.3)	3,591	3,369	6.6
Wealth management and marketing of customer funds	1,032	924	11.7	1,956	1,927	1.5
Securities and custody	281	275	2.2	556	556	—
Net fee income	3,060	3,043	0.6	6,103	5,852	4.3

Underlying operating expenses. Consolidated
EUR million
	Q2'23	Q1'23	Change (%)	H1'23	H1'22	Change (%)
Staff costs	3,358	3,245	3.5	6,603	5,948	11.0
Other general administrative expenses	2,159	2,111	2.3	4,270	4,045	5.6
Information technology	605	642	(5.8)	1,247	1,161	7.4
Communications	105	103	1.9	208	208	—
Advertising	163	136	19.9	299	265	12.8
Buildings and premises	196	177	10.7	373	359	3.9
Printed and office material	27	20	35.0	47	47	—
Taxes (other than tax on profits)	146	149	(2.0)	295	280	5.4
Other expenses	917	884	3.7	1,801	1,725	4.4
Administrative expenses	5,517	5,356	3.0	10,873	9,993	8.8
Depreciation and amortization	817	789	3.5	1,606	1,442	11.4
Operating expenses	6,334	6,145	3.1	12,479	11,435	9.1

Operating means. Consolidated
	Employees			Branches
	Jun-23	Jun-22	Change	Jun-23	Jun-22	Change
Europe	66,819	63,579	3,240	3,103	3,178	(75)
Spain	26,679	26,272	407	1,884	1,921	(37)
United Kingdom	22,163	20,320	1,843	445	450	(5)
Portugal	4,977	4,977	—	377	386	(9)
Poland	10,682	10,468	214	389	413	(24)
Other	2,318	1,542	776	8	8	—
North America	45,657	43,779	1,878	1,814	1,859	(45)
US	14,250	14,943	(693)	443	486	(43)
Mexico	30,280	28,236	2,044	1,371	1,373	(2)
Other	1,127	600	527	—	—	—
South America	81,413	75,588	5,825	3,543	3,786	(243)
Brazil	58,505	53,743	4,762	2,772	2,936	(164)
Chile	9,928	9,921	7	259	306	(47)
Argentina	8,233	8,514	(281)	362	407	(45)
Other	4,747	3,410	1,337	150	137	13
Digital Consumer Bank	16,624	15,894	730	363	370	(7)
Corporate Centre	1,896	1,811	85
Total Group	212,409	200,651	11,758	8,823	9,193	(370)
.

Underlying net loan-loss provisions. Consolidated
EUR million
	Q2'23	Q1'23	Change (%)	H1'23	H1'22	Change (%)
Non-performing loans	3,412	3,223	5.9	6,635	5,397	22.9
Country-risk	1	(1)	—	0	1	(100.0)
Recovery of written-off assets	(515)	(349)	47.6	(864)	(663)	30.3
Net loan-loss provisions	2,898	2,873	0.9	5,771	4,735	21.9

January - June 2023	53

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-23	Jun-22	Absolute	%	Dec-22
Commercial bills	53,596	57,171	(3,575)	(6.3)	56,688
Secured loans	566,991	563,525	3,466	0.6	565,609
Other term loans	293,360	288,070	5,290	1.8	290,031
Finance leases	36,831	39,139	(2,308)	(5.9)	39,833
Receivable on demand	14,229	13,244	985	7.4	11,435
Credit cards receivable	23,889	21,884	2,005	9.2	22,704
Impaired assets	33,295	32,402	893	2.8	32,888
Gross loans and advances to customers (excl. reverse repos)	1,022,191	1,015,435	6,756	0.7	1,019,188
Reverse repos	45,999	45,738	261	0.6	39,500
Gross loans and advances to customers	1,068,190	1,061,173	7,017	0.7	1,058,688
Loan-loss allowances	23,146	23,452	(306)	(1.3)	22,684
Loans and advances to customers	1,045,044	1,037,721	7,323	0.7	1,036,004

Total funds. Consolidated
EUR million
			Change
	Jun-23	Jun-22	Absolute	%	Dec-22
Demand deposits	670,106	717,516	(47,410)	(6.6)	710,232
Time deposits	270,609	181,323	89,286	49.2	236,099
Mutual funds	193,401	183,773	9,628	5.2	184,054
Customer funds	1,134,116	1,082,612	51,504	4.8	1,130,385
Pension funds	14,352	14,250	102	0.7	14,021
Managed portfolios	34,252	32,597	1,655	5.1	32,184
Repos	73,063	58,851	14,212	24.1	63,391
Total funds	1,255,783	1,188,310	67,473	5.7	1,239,981

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Jun-23	Jun-22	Absolute	%	Dec-22
Capital stock and reserves	121,643	117,619	4,023	3.4	116,956
Attributable profit	5,241	4,894	347	7.1	9,605
Dividends	(1,310)	(979)	(331)	33.9	(1,921)
Other retained earnings	(31,882)	(32,506)	624	(1.9)	(35,068)
Minority interests	6,702	6,971	(269)	(3.9)	7,416
Goodwill and intangible assets	(17,878)	(17,084)	(794)	4.6	(17,182)
Other deductions	(4,887)	(4,825)	(62)	1.3	(5,604)
Core CET1	77,628	74,091	3,537	4.8	74,202
Preferred shares and other eligible tier 1	8,856	8,794	63	0.7	8,831
Tier 1	86,485	82,885	3,600	4.3	83,033
Generic funds and eligible tier 2 instruments	14,669	14,958	(289)	(1.9)	14,359
Eligible capital	101,154	97,843	3,310	3.4	97,392
Risk-weighted assets	631,149	604,977	26,171	4.3	609,266

CET1 capital ratio	12.3	12.2	0.1		12.2
Tier 1 capital ratio	13.7	13.7	0.0		13.6
Total capital ratio	16.0	16.2	(0.2)		16.0
1. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

54	January - June 2023

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Financial information by segment

EUROPE						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	3,968	10.3	9.1	7,565	30.0	32.0
Net fee income	1,076	(7.9)	(8.4)	2,244	(3.1)	(2.8)
Gains (losses) on financial transactions [1]	130	(62.6)	(62.7)	477	29.1	29.1
Other operating income	119	103.5	106.2	177	133.5	134.9
Total income	5,293	2.4	1.4	10,464	21.9	23.3
Administrative expenses and amortizations	(2,215)	2.2	1.4	(4,382)	5.3	6.5
Net operating income	3,078	2.5	1.4	6,081	37.7	39.2
Net loan-loss provisions	(646)	0.6	(0.4)	(1,289)	12.4	12.9
Other gains (losses) and provisions	(389)	(24.6)	(25.1)	(905)	56.5	58.2
Profit before tax	2,042	10.6	9.5	3,888	44.4	46.4
Tax on profit	(614)	6.4	5.4	(1,191)	58.2	60.3
Profit from continuing operations	1,428	12.6	11.3	2,697	39.0	41.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,428	12.6	11.3	2,697	39.0	41.0
Non-controlling interests	(81)	1.7	(2.0)	(161)	58.3	57.9
Profit attributable to the parent	1,347	13.3	12.2	2,536	37.9	40.0

Balance sheet
Loans and advances to customers	582,186	0.1	(1.1)	582,186	(4.5)	(4.7)
Cash, central banks and credit institutions	195,592	0.0	(1.0)	195,592	(16.5)	(16.6)
Debt instruments	96,922	13.3	12.2	96,922	46.6	44.9
Other financial assets	51,191	6.0	5.9	51,191	8.8	8.9
Other asset accounts	25,168	(5.9)	(6.5)	25,168	(13.5)	(13.7)
Total assets	951,058	1.4	0.3	951,058	(3.5)	(3.8)
Customer deposits	629,383	1.4	0.2	629,383	3.2	2.7
Central banks and credit institutions	115,902	(0.7)	(1.6)	115,902	(33.4)	(33.3)
Marketable debt securities	75,492	(0.9)	(2.3)	75,492	4.7	4.5
Other financial liabilities	59,436	10.9	10.6	59,436	2.3	2.3
Other liabilities accounts	29,091	(1.0)	(1.4)	29,091	6.8	6.4
Total liabilities	909,305	1.5	0.3	909,305	(3.4)	(3.7)
Total equity	41,753	1.0	(0.4)	41,753	(6.1)	(6.6)

Memorandum items:
Gross loans and advances to customers [2]	563,951	(0.4)	(1.6)	563,951	(4.3)	(4.6)
Customer funds	703,203	1.3	0.2	703,203	2.0	1.6
Customer deposits [3]	603,590	0.8	(0.4)	603,590	1.8	1.4
Mutual funds	99,613	4.8	4.4	99,613	3.1	2.8

Ratios (%), operating means and customers
RoTE	14.21	1.41		13.51	4.71
Efficiency ratio	41.9	(0.1)		41.9	(6.6)
NPL ratio	2.35	0.00		2.35	(0.28)
NPL coverage ratio	51.1	(0.2)		51.1	0.9
Number of employees	66,819	0.2		66,819	5.1
Number of branches	3,103	(1.0)		3,103	(2.4)
Number of total customers (thousands)	45,944	0.4		45,944	2.1
Number of active customers (thousands)	28,356	0.5		28,356	2.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	55

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Financial information by segment

Spain				Q
EUR million
		/ Q1'23		/ H1'22
Underlying income statement	Q2'23%		H1'23%
Net interest income	1,701	16.5	3,161	56.9
Net fee income	661	(12.0)	1,413	(4.3)
Gains (losses) on financial transactions [1]	72	(72.4)	332	54.7
Other operating income	132	76.0	206	(10.9)
Total income	2,566	0.7	5,113	29.9
Administrative expenses and amortizations	(1,025)	1.2	(2,039)	4.9
Net operating income	1,540	0.5	3,074	54.2
Net loan-loss provisions	(389)	(6.3)	(803)	(0.4)
Other gains (losses) and provisions	(212)	(44.2)	(591)	109.1
Profit before tax	940	27.2	1,679	85.8
Tax on profit	(274)	0.6	(547)	117.3
Profit from continuing operations	666	42.7	1,132	73.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	666	42.7	1,132	73.6
Non-controlling interests	0	29.3	0	(17.2)
Profit attributable to the parent	666	42.7	1,132	73.6

Balance sheet
Loans and advances to customers	246,187	(1.0)	246,187	(7.6)
Cash, central banks and credit institutions	111,829	2.8	111,829	(24.9)
Debt instruments	57,770	17.2	57,770	82.5
Other financial assets	46,278	3.7	46,278	9.9
Other asset accounts	17,553	(2.1)	17,553	(5.4)
Total assets	479,618	2.2	479,618	(5.5)
Customer deposits	313,364	0.8	313,364	4.7
Central banks and credit institutions	48,379	7.6	48,379	(47.9)
Marketable debt securities	27,116	(1.3)	27,116	6.2
Other financial liabilities	52,888	12.5	52,888	3.1
Other liabilities accounts	20,754	(4.3)	20,754	12.5
Total liabilities	462,501	2.3	462,501	(5.2)
Total equity	17,117	(0.2)	17,117	(14.5)

Memorandum items:
Gross loans and advances to customers [2]	237,685	(1.6)	237,685	(6.2)
Customer funds	373,727	(0.3)	373,727	2.6
Customer deposits [3]	298,757	(0.8)	298,757	2.9
Mutual funds	74,971	1.7	74,971	1.1

Ratios (%), operating means and customers
RoTE	15.77	4.69	13.43	6.82
Efficiency ratio	40.0	0.2	39.9	(9.5)
NPL ratio	3.11	(0.08)	3.11	(0.72)
NPL coverage ratio	50.7	0.5	50.7	1.3
Number of employees	26,679	(1.4)	26,679	1.5
Number of branches	1,884	(1.3)	1,884	(1.9)
Number of total customers (thousands)	14,681	1.3	14,681	5.3
Number of active customers (thousands)	8,129	2.0	8,129	5.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

56	January - June 2023

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,300	1.3	(0.2)	2,583	6.8	11.1
Net fee income	84	2.1	0.6	167	(17.3)	(14.0)
Gains (losses) on financial transactions [1]	7	—	—	7	(42.7)	(40.4)
Other operating income	—	—	—	2	145.4	155.3
Total income	1,391	1.7	0.1	2,759	4.8	9.0
Administrative expenses and amortizations	(689)	2.2	0.7	(1,363)	1.1	5.2
Net operating income	702	1.1	(0.5)	1,395	8.6	12.9
Net loan-loss provisions	(44)	(26.0)	(27.4)	(103)	(17.5)	(14.2)
Other gains (losses) and provisions	(73)	(21.2)	(22.6)	(165)	—	4.0
Profit before tax	585	7.9	6.3	1,127	13.3	17.8
Tax on profit	(162)	10.2	8.6	(309)	19.3	24.1
Profit from continuing operations	423	7.0	5.4	818	11.2	15.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	423	7.0	5.4	818	11.2	15.6
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	423	7.0	5.4	818	11.2	15.6

Balance sheet
Loans and advances to customers	253,681	0.7	(1.6)	253,681	(2.3)	(2.5)
Cash, central banks and credit institutions	64,683	(2.7)	(5.0)	64,683	(0.9)	(1.1)
Debt instruments	8,712	7.6	5.2	8,712	41.0	40.7
Other financial assets	1,074	153.9	148.1	1,074	87.0	86.6
Other asset accounts	2,362	(36.1)	(37.6)	2,362	(55.2)	(55.3)
Total assets	330,514	0.0	(2.3)	330,514	(1.9)	(2.1)
Customer deposits	233,644	1.7	(0.7)	233,644	2.0	1.8
Central banks and credit institutions	35,918	(6.7)	(8.8)	35,918	(21.9)	(22.1)
Marketable debt securities	43,257	(2.4)	(4.7)	43,257	0.3	0.1
Other financial liabilities	3,108	(14.5)	(16.5)	3,108	3.2	2.9
Other liabilities accounts	2,011	45.5	42.1	2,011	5.2	5.0
Total liabilities	317,938	0.1	(2.2)	317,938	(1.6)	(1.8)
Total equity	12,576	(2.8)	(5.1)	12,576	(9.0)	(9.2)

Memorandum items:
Gross loans and advances to customers [2]	242,113	0.1	(2.2)	242,113	(3.5)	(3.7)
Customer funds	229,868	2.0	(0.4)	229,868	0.6	0.4
Customer deposits [3]	222,634	2.1	(0.3)	222,634	0.7	0.5
Mutual funds	7,234	(0.2)	(2.5)	7,234	(4.3)	(4.5)

Ratios (%), operating means and customers
RoTE	14.19	0.63		13.87	3.09
Efficiency ratio	49.6	0.3		49.4	(1.8)
NPL ratio	1.32	0.05		1.32	0.15
NPL coverage ratio	32.0	(1.2)		32.0	(1.0)
Number of employees	22,163	1.4		22,163	9.1
Number of branches	445	(0.2)		445	(1.1)
Number of total customers (thousands)	22,372	(0.1)		22,372	0.7
Number of active customers (thousands)	13,878	(0.5)		13,878	(0.2)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	57

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Financial information by segment

Portugal				Q
EUR million
		/ Q1'23		/ H1'22
Underlying income statement	Q2'23%		H1'23%
Net interest income	314	20.3	575	68.8
Net fee income	111	(10.2)	235	(3.9)
Gains (losses) on financial transactions [1]	3	(66.8)	12	(72.7)
Other operating income	(9)	—	2	—
Total income	419	3.4	824	34.4
Administrative expenses and amortizations	(132)	0.1	(265)	5.6
Net operating income	286	4.9	559	54.2
Net loan-loss provisions	(20)	51.4	(34)	214.5
Other gains (losses) and provisions	(42)	—	(41)	68.7
Profit before tax	223	(14.3)	484	47.9
Tax on profit	(81)	0.7	(162)	60.1
Profit from continuing operations	142	(21.0)	322	42.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	142	(21.0)	322	42.4
Non-controlling interests	—	194.2	(1)	(8.2)
Profit attributable to the parent	142	(21.2)	321	42.6

Balance sheet
Loans and advances to customers	37,765	(1.5)	37,765	(4.6)
Cash, central banks and credit institutions	9,276	(4.3)	9,276	(20.9)
Debt instruments	7,903	(0.7)	7,903	(1.0)
Other financial assets	1,141	1.1	1,141	(18.0)
Other asset accounts	1,371	1.6	1,371	(2.5)
Total assets	57,456	(1.7)	57,456	(7.4)
Customer deposits	36,598	(1.9)	36,598	(8.9)
Central banks and credit institutions	8,532	(11.3)	8,532	(16.1)
Marketable debt securities	3,983	22.5	3,983	47.6
Other financial liabilities	308	1.5	308	8.1
Other liabilities accounts	4,542	(2.2)	4,542	(8.1)
Total liabilities	53,964	(2.1)	53,964	(7.4)
Total equity	3,492	4.4	3,492	(8.7)

Memorandum items:
Gross loans and advances to customers [2]	38,741	(1.4)	38,741	(4.5)
Customer funds	40,550	(1.3)	40,550	(7.7)
Customer deposits [3]	36,598	(1.9)	36,598	(8.9)
Mutual funds	3,952	4.4	3,952	4.5

Ratios (%), operating means and customers
RoTE	16.53	(4.37)	18.71	6.99
Efficiency ratio	31.6	(1.0)	32.1	(8.7)
NPL ratio	3.09	0.05	3.09	(0.24)
NPL coverage ratio	81.8	1.5	81.8	7.5
Number of employees	4,977	0.4	4,977	0.0
Number of branches	377	0.0	377	(2.3)
Number of total customers (thousands)	2,888	(0.7)	2,888	(4.4)
Number of active customers (thousands)	1,800	0.8	1,800	4.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Financial information by segment

Poland						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	623	6.4	2.6	1,209	35.3	34.9
Net fee income	144	(0.7)	(4.3)	289	7.8	7.5
Gains (losses) on financial transactions [1]	4	(83.9)	(86.0)	30	(46.6)	(46.7)
Other operating income	9	—	—	(19)	(85.3)	(85.4)
Total income	780	7.1	3.3	1,509	38.4	38.1
Administrative expenses and amortizations	(207)	5.0	1.2	(405)	19.4	19.1
Net operating income	573	7.9	4.1	1,105	47.0	46.7
Net loan-loss provisions	(191)	26.3	22.2	(343)	69.8	69.4
Other gains (losses) and provisions	(61)	38.2	33.8	(105)	(0.3)	(0.6)
Profit before tax	321	(4.5)	(8.0)	657	48.0	47.6
Tax on profit	(85)	(4.0)	(7.5)	(173)	28.7	28.4
Profit from continuing operations	236	(4.6)	(8.2)	484	56.4	56.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	236	(4.6)	(8.2)	484	56.4	56.0
Non-controlling interests	(81)	0.7	(3.0)	(162)	59.3	58.9
Profit attributable to the parent	155	(7.2)	(10.7)	321	55.0	54.6

Balance sheet
Loans and advances to customers	32,146	7.1	1.5	32,146	6.3	0.3
Cash, central banks and credit institutions	8,831	1.2	(4.0)	8,831	133.7	120.5
Debt instruments	13,340	15.4	9.5	13,340	2.5	(3.3)
Other financial assets	618	23.3	16.9	618	(26.6)	(30.7)
Other asset accounts	1,758	8.1	2.5	1,758	2.6	(3.2)
Total assets	56,693	8.1	2.5	56,693	14.3	7.9
Customer deposits	42,148	6.9	1.4	42,148	15.3	8.8
Central banks and credit institutions	4,548	16.7	10.6	4,548	(2.1)	(7.6)
Marketable debt securities	1,136	3.7	(1.6)	1,136	45.2	37.0
Other financial liabilities	1,232	14.6	8.7	1,232	6.2	0.2
Other liabilities accounts	1,478	5.7	0.2	1,478	(8.1)	(13.3)
Total liabilities	50,541	7.8	2.3	50,541	12.9	6.5
Total equity	6,151	10.7	5.0	6,151	27.2	20.0

Memorandum items:
Gross loans and advances to customers [2]	32,984	7.2	1.7	32,984	6.5	0.5
Customer funds	46,129	7.9	2.3	46,129	16.2	9.7
Customer deposits [3]	42,148	7.0	1.4	42,148	15.3	8.8
Mutual funds	3,982	18.8	12.6	3,982	27.3	20.1

Ratios (%), operating means and customers
RoTE	16.41	(3.14)		17.93	4.23
Efficiency ratio	26.5	(0.5)		26.8	(4.3)
NPL ratio	3.74	0.08		3.74	0.29
NPL coverage ratio	74.0	(1.2)		74.0	(2.0)
Number of employees	10,682	0.6		10,682	2.0
Number of branches	389	(1.0)		389	(5.8)
Number of total customers (thousands)	5,787	0.7		5,787	3.2
Number of active customers (thousands)	4,382	0.8		4,382	3.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	59

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Financial information by segment

Other Europe
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	30	343.8	374.5	37	(75.8)	(75.9)
Net fee income	75	15.3	16.0	140	11.9	11.2
Gains (losses) on financial transactions [1]	44	(13.5)	(12.9)	96	127.6	125.7
Other operating income	(12)	691.7	690.6	(14)	14.8	13.8
Total income	137	12.9	14.1	259	(15.7)	(16.2)
Administrative expenses and amortizations	(161)	7.8	8.4	(311)	10.0	9.5
Net operating income	(24)	(14.3)	(16.2)	(52)	—	—
Net loan-loss provisions	(2)	(37.3)	(37.9)	(6)	230.2	229.1
Other gains (losses) and provisions	(1)	(6.9)	(6.7)	(2)	—	—
Profit before tax	(27)	(16.4)	(18.1)	(59)	—	—
Tax on profit	(11)	—	—	1	—	—
Profit from continuing operations	(38)	89.2	85.8	(59)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(38)	89.2	85.8	(59)	—	—
Non-controlling interests	1	(41.9)	(41.9)	2	133.1	133.1
Profit attributable to the parent	(38)	97.7	93.9	(57)	—	—

Balance sheet
Loans and advances to customers	12,408	(0.7)	(0.2)	12,408	(8.4)	(4.5)
Cash, central banks and credit institutions	972	(49.5)	(49.4)	972	(79.0)	(78.3)
Debt instruments	9,196	6.0	6.1	9,196	25.8	26.4
Other financial assets	2,079	30.9	31.5	2,079	(2.1)	1.8
Other asset accounts	2,123	(1.5)	(1.3)	2,123	(1.6)	0.5
Total assets	26,778	(0.2)	0.1	26,778	(10.1)	(7.4)
Customer deposits	3,629	25.1	25.8	3,629	(26.1)	(23.2)
Central banks and credit institutions	18,525	(6.2)	(5.9)	18,525	(8.5)	(6.0)
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	1,901	20.5	21.0	1,901	(18.1)	(15.1)
Other liabilities accounts	306	12.0	12.1	306	(7.2)	(6.7)
Total liabilities	24,361	(0.5)	(0.2)	24,361	(12.4)	(9.8)
Total equity	2,417	3.2	3.5	2,417	22.7	27.3

Memorandum items:
Gross loans and advances to customers [2]	12,428	(0.6)	(0.2)	12,428	(8.4)	(4.5)
Customer funds	12,928	34.2	34.5	12,928	1.0	2.5
Customer deposits [3]	3,454	26.5	27.3	3,454	(27.1)	(24.2)
Mutual funds	9,474	37.3	37.3	9,474	17.5	17.5

Resources
Number of employees	2,318	6.0		2,318	50.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - June 2023

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	2,483	1.4	0.6	4,931	10.0	4.4
Net fee income	555	6.5	4.5	1,077	14.9	6.7
Gains (losses) on financial transactions [1]	161	132.1	131.3	230	90.8	84.9
Other operating income	77	(25.1)	(22.6)	179	(25.3)	(23.9)
Total income	3,276	4.3	3.4	6,417	11.0	5.4
Administrative expenses and amortizations	(1,560)	4.0	3.4	(3,060)	13.6	8.1
Net operating income	1,716	4.5	3.4	3,357	8.7	3.0
Net loan-loss provisions	(722)	(10.7)	(10.9)	(1,530)	59.0	50.6
Other gains (losses) and provisions	(69)	272.6	264.5	(88)	34.1	21.3
Profit before tax	925	13.5	11.5	1,739	(15.6)	(19.9)
Tax on profit	(205)	17.4	14.6	(380)	(18.2)	(22.6)
Profit from continuing operations	719	12.5	10.7	1,359	(14.8)	(19.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	719	12.5	10.7	1,359	(14.8)	(19.1)
Non-controlling interests	(1)	(94.2)	(96.5)	(14)	(26.6)	(35.2)
Profit attributable to the parent	719	14.6	12.9	1,346	(14.7)	(18.9)

Balance sheet
Loans and advances to customers	175,013	(1.6)	(2.4)	175,013	6.9	7.2
Cash, central banks and credit institutions	42,231	(0.5)	(2.6)	42,231	20.1	17.4
Debt instruments	49,389	4.4	2.2	49,389	9.4	4.9
Other financial assets	12,890	(16.5)	(18.9)	12,890	(7.6)	(12.3)
Other asset accounts	22,703	0.4	(0.3)	22,703	(4.9)	(3.7)
Total assets	302,226	(1.1)	(2.4)	302,226	7.2	6.2
Customer deposits	174,405	0.6	(0.4)	174,405	12.9	12.7
Central banks and credit institutions	37,101	2.0	(0.4)	37,101	19.6	14.4
Marketable debt securities	37,911	(2.6)	(3.4)	37,911	(6.9)	(6.1)
Other financial liabilities	20,418	(16.9)	(19.1)	20,418	(1.9)	(7.0)
Other liabilities accounts	6,552	(3.4)	(5.1)	6,552	(3.1)	(4.5)
Total liabilities	276,387	(1.3)	(2.6)	276,387	8.9	7.8
Total equity	25,839	0.5	(0.8)	25,839	(8.1)	(8.4)

Memorandum items:
Gross loans and advances to customers [2]	159,959	1.8	0.8	159,959	5.5	5.3
Customer funds	167,944	0.8	(0.5)	167,944	11.1	9.8
Customer deposits [3]	139,858	1.9	0.8	139,858	13.2	12.5
Mutual funds	28,086	(4.5)	(6.5)	28,086	2.1	(2.1)

Ratios (%), operating means and customers
RoTE	11.69	1.24		11.08	(1.09)
Efficiency ratio	47.6	(0.1)		47.7	1.1
NPL ratio	3.23	0.28		3.23	0.52
NPL coverage ratio	90.0	(4.9)		90.0	(21.5)
Number of employees	45,657	1.1		45,657	4.3
Number of branches	1,814	(1.6)		1,814	(2.4)
Number of total customers (thousands)	24,957	0.0		24,957	3.0
Number of active customers (thousands)	14,127	0.3		14,127	(0.1)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	61

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Financial information by segment

United States						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,436	(2.0)	(0.6)	2,901	0.8	(0.3)
Net fee income	200	5.7	7.1	390	(1.1)	(2.2)
Gains (losses) on financial transactions [1]	70	53.1	54.9	115	17.3	16.0
Other operating income	91	(28.5)	(27.3)	218	(26.3)	(27.1)
Total income	1,797	(1.7)	(0.3)	3,624	(1.1)	(2.2)
Administrative expenses and amortizations	(887)	(2.8)	(1.4)	(1,799)	7.0	5.8
Net operating income	910	(0.5)	0.9	1,825	(8.0)	(9.0)
Net loan-loss provisions	(438)	(22.9)	(21.6)	(1,005)	69.3	67.5
Other gains (losses) and provisions	(55)	—	—	(57)	374.0	368.8
Profit before tax	417	20.6	22.2	762	(44.7)	(45.3)
Tax on profit	(50)	9.1	10.6	(95)	(66.8)	(67.2)
Profit from continuing operations	367	22.4	24.0	667	(38.8)	(39.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	367	22.4	24.0	667	(38.8)	(39.5)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	367	22.4	24.0	667	(38.8)	(39.5)

Balance sheet
Loans and advances to customers	129,511	(3.4)	(2.9)	129,511	3.9	8.5
Cash, central banks and credit institutions	20,887	1.2	1.7	20,887	(2.2)	2.1
Debt instruments	22,650	(3.2)	(2.8)	22,650	1.7	6.2
Other financial assets	5,584	11.7	12.2	5,584	(4.7)	(0.5)
Other asset accounts	17,200	(0.7)	(0.2)	17,200	(11.6)	(7.7)
Total assets	195,831	(2.3)	(1.8)	195,831	1.1	5.6
Customer deposits	122,218	(2.7)	(2.2)	122,218	7.9	12.7
Central banks and credit institutions	16,260	2.0	2.5	16,260	10.8	15.7
Marketable debt securities	29,334	(0.5)	0.0	29,334	(9.7)	(5.7)
Other financial liabilities	8,755	(5.7)	(5.3)	8,755	1.6	6.1
Other liabilities accounts	3,590	(5.0)	(4.6)	3,590	(19.3)	(15.7)
Total liabilities	180,158	(2.1)	(1.7)	180,158	3.8	8.5
Total equity	15,673	(4.2)	(3.7)	15,673	(22.2)	(18.7)

Memorandum items:
Gross loans and advances to customers [2]	113,437	(0.1)	0.3	113,437	1.7	6.2
Customer funds	107,743	(1.6)	(1.1)	107,743	6.1	10.9
Customer deposits [3]	95,596	1.0	1.5	95,596	8.6	13.4
Mutual funds	12,146	(18.0)	(17.6)	12,146	(10.1)	(6.1)

Ratios (%), operating means and customers
RoTE	9.46	1.97		8.46	(3.04)
Efficiency ratio	49.3	(0.6)		49.6	3.8
NPL ratio	3.46	0.32		3.46	0.82
NPL coverage ratio	85.6	(5.9)		85.6	(35.4)
Number of employees	14,250	(1.7)		14,250	(4.6)
Number of branches	443	(6.3)		443	(8.8)
Number of total customers (thousands)	4,410	(1.1)		4,410	(5.4)
Number of active customers (thousands)	4,031	(1.3)		4,031	(5.6)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - June 2023

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Financial information by segment

Mexico						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,045	6.3	2.2	2,027	26.2	11.9
Net fee income	344	7.5	3.4	663	25.5	11.3
Gains (losses) on financial transactions [1]	91	276.0	266.6	115	434.1	373.4
Other operating income	(16)	(37.4)	(40.6)	(42)	(29.2)	(37.2)
Total income	1,463	12.5	8.3	2,763	31.8	16.8
Administrative expenses and amortizations	(623)	15.3	11.0	(1,163)	25.1	10.9
Net operating income	840	10.6	6.4	1,600	37.2	21.5
Net loan-loss provisions	(284)	18.7	14.3	(523)	42.4	26.2
Other gains (losses) and provisions	(13)	(22.4)	(25.9)	(29)	(44.0)	(50.3)
Profit before tax	543	7.8	3.7	1,048	40.3	24.3
Tax on profit	(141)	7.5	3.4	(272)	50.1	33.0
Profit from continuing operations	402	7.9	3.8	775	37.2	21.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	402	7.9	3.8	775	37.2	21.6
Non-controlling interests	(1)	(91.6)	(93.8)	(15)	(21.1)	(30.1)
Profit attributable to the parent	401	11.8	7.6	760	39.2	23.4

Balance sheet
Loans and advances to customers	45,447	3.7	(1.0)	45,447	16.5	3.5
Cash, central banks and credit institutions	21,004	(2.3)	(6.7)	21,004	55.6	38.2
Debt instruments	26,739	11.8	6.8	26,739	17.0	3.9
Other financial assets	7,171	(30.5)	(33.6)	7,171	(9.4)	(19.5)
Other asset accounts	5,200	4.1	(0.6)	5,200	24.4	10.5
Total assets	105,561	1.0	(3.6)	105,561	20.7	7.2
Customer deposits	51,987	9.3	4.3	51,987	26.8	12.6
Central banks and credit institutions	20,659	1.9	(2.8)	20,659	27.4	13.2
Marketable debt securities	8,577	(9.5)	(13.6)	8,577	4.4	(7.3)
Other financial liabilities	11,529	(24.0)	(27.4)	11,529	(4.1)	(14.8)
Other liabilities accounts	2,896	(1.5)	(5.9)	2,896	28.0	13.7
Total liabilities	95,649	0.2	(4.3)	95,649	20.0	6.6
Total equity	9,913	8.8	3.8	9,913	28.2	13.9

Memorandum items:
Gross loans and advances to customers [2]	46,458	6.7	1.9	46,458	16.3	3.3
Customer funds	60,001	5.3	0.5	60,001	21.5	7.9
Customer deposits [3]	44,062	4.0	(0.7)	44,062	24.5	10.6
Mutual funds	15,940	9.1	4.1	15,940	13.9	1.2

Ratios (%), operating means and customers
RoTE	17.81	(0.17)		17.89	2.08
Efficiency ratio	42.6	1.0		42.1	(2.3)
NPL ratio	2.60	0.22		2.60	(0.35)
NPL coverage ratio	106.3	(2.2)		106.3	22.1
Number of employees	30,280	2.2		30,280	7.2
Number of branches	1,371	0.0		1,371	(0.1)
Number of total customers (thousands)	20,335	0.3		20,335	5.0
Number of active customers (thousands)	9,933	1.0		9,933	2.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	63

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Financial information by segment

Other North America
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	3	506.6	506.6	3	—	—
Net fee income	11	(7.9)	(7.9)	23	66.0	66.0
Gains (losses) on financial transactions [1]	—	(86.7)	(86.7)	(1)	—	—
Other operating income	2	49.0	49.0	4	(15.2)	(15.2)
Total income	16	18.9	18.9	30	54.6	54.6
Administrative expenses and amortizations	(50)	8.0	8.0	(97)	20.0	20.0
Net operating income	(34)	3.6	3.6	(68)	9.3	9.3
Net loan-loss provisions	(1)	(69.4)	(69.4)	(2)	67.2	67.2
Other gains (losses) and provisions	(1)	841.0	841.1	(1)	28.0	26.7
Profit before tax	(36)	1.3	1.3	(71)	10.8	10.7
Tax on profit	(14)	—	—	(12)	—	—
Profit from continuing operations	(50)	51.2	51.2	(83)	40.6	40.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(50)	51.2	51.2	(83)	40.6	40.6
Non-controlling interests	0	(65.1)	(65.1)	2	99.0	99.0
Profit attributable to the parent	(49)	55.7	55.7	(81)	39.7	39.7

Balance sheet
Loans and advances to customers	55	24.0	24.0	55	32.0	32.0
Cash, central banks and credit institutions	339	6.7	6.7	339	10.4	10.4
Debt instruments	0	—	—	0	(4.5)	(4.5)
Other financial assets	135	12.6	12.6	135	(21.1)	(21.1)
Other asset accounts	304	2.5	2.5	304	25.0	25.0
Total assets	834	7.0	7.0	834	9.1	9.1
Customer deposits	200	(0.5)	(0.5)	200	9.2	9.2
Central banks and credit institutions	181	16.7	16.7	181	38.8	38.9
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	134	6.0	6.0	134	(19.8)	(19.8)
Other liabilities accounts	66	2.1	2.1	66	27.9	27.9
Total liabilities	580	6.2	6.2	580	9.2	9.2
Total equity	253	9.0	9.0	253	9.1	9.1

Memorandum items:
Gross loans and advances to customers [2]	63	20.9	20.9	63	40.5	40.5
Customer funds	200	(0.5)	(0.5)	200	9.2	9.2
Customer deposits [3]	200	(0.5)	(0.5)	200	9.2	9.2
Mutual funds	0	—	—	0	—	—

Resources
Number of employees	1,127	6.3		1,127	87.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - June 2023

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	3,314	4.8	9.0	6,477	0.8	5.8
Net fee income	1,229	5.4	7.5	2,395	10.1	16.3
Gains (losses) on financial transactions [1]	405	25.6	35.7	727	20.1	31.9
Other operating income	(314)	27.0	82.0	(561)	104.0	361.6
Total income	4,634	5.2	7.2	9,037	1.2	4.9
Administrative expenses and amortizations	(1,810)	5.0	8.5	(3,534)	12.1	20.3
Net operating income	2,823	5.3	6.4	5,504	(4.8)	(3.0)
Net loan-loss provisions	(1,309)	6.3	4.6	(2,541)	8.9	9.4
Other gains (losses) and provisions	(386)	92.3	96.2	(587)	108.6	157.9
Profit before tax	1,128	(9.6)	(6.4)	2,376	(24.9)	(24.0)
Tax on profit	(328)	(6.1)	(4.4)	(678)	(24.5)	(24.4)
Profit from continuing operations	800	(10.9)	(7.2)	1,698	(25.1)	(23.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	800	(10.9)	(7.2)	1,698	(25.1)	(23.8)
Non-controlling interests	(132)	21.9	20.4	(240)	(25.6)	(27.2)
Profit attributable to the parent	668	(15.4)	(11.1)	1,458	(25.1)	(23.2)

Balance sheet
Loans and advances to customers	156,813	3.0	1.0	156,813	11.4	7.6
Cash, central banks and credit institutions	59,964	1.4	(0.7)	59,964	17.4	16.2
Debt instruments	67,991	14.2	12.3	67,991	14.5	13.3
Other financial assets	21,499	1.5	1.1	21,499	(10.6)	(18.1)
Other asset accounts	19,027	0.7	(1.7)	19,027	1.5	(0.6)
Total assets	325,294	4.6	2.7	325,294	10.6	7.4
Customer deposits	146,848	2.4	0.9	146,848	9.0	8.2
Central banks and credit institutions	52,989	12.1	9.4	52,989	11.5	6.1
Marketable debt securities	41,457	7.2	4.3	41,457	27.7	20.4
Other financial liabilities	46,255	4.4	2.2	46,255	1.7	(3.8)
Other liabilities accounts	11,670	(1.1)	(2.0)	11,670	7.9	3.0
Total liabilities	299,218	4.8	2.8	299,218	10.4	7.0
Total equity	26,076	1.8	0.5	26,076	13.3	12.2

Memorandum items:
Gross loans and advances to customers [2]	164,768	3.0	0.9	164,768	11.4	7.5
Customer funds	196,365	2.0	0.5	196,365	8.2	7.3
Customer deposits [3]	134,125	3.5	2.2	134,125	8.1	7.6
Mutual funds	62,241	(1.1)	(3.0)	62,241	8.4	6.7

Ratios (%), operating means and customers
RoTE	12.68	(2.59)		13.96	(6.83)
Efficiency ratio	39.1	(0.1)		39.1	3.8
NPL ratio	5.88	(0.11)		5.88	0.50
NPL coverage ratio	77.8	1.5		77.8	(9.1)
Number of employees	81,413	2.1		81,413	7.7
Number of branches	3,543	(3.0)		3,543	(6.4)
Number of total customers (thousands)	73,138	3.6		73,138	11.2
Number of active customers (thousands)	38,414	0.5		38,414	2.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	65

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Financial information by segment

Brazil						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	2,180	3.5	0.1	4,285	(3.1)	(3.9)
Net fee income	858	5.1	1.6	1,675	4.7	3.7
Gains (losses) on financial transactions [1]	169	33.5	29.6	296	(11.7)	(12.5)
Other operating income	16	96.0	91.1	24	(32.1)	(32.7)
Total income	3,224	5.4	2.0	6,281	(1.8)	(2.6)
Administrative expenses and amortizations	(1,127)	4.4	0.9	(2,207)	13.1	12.1
Net operating income	2,096	6.0	2.6	4,073	(8.3)	(9.1)
Net loan-loss provisions	(1,129)	9.2	5.7	(2,163)	7.3	6.4
Other gains (losses) and provisions	(323)	81.3	76.5	(501)	218.9	216.1
Profit before tax	645	(15.8)	(18.9)	1,410	(37.9)	(38.4)
Tax on profit	(232)	(6.9)	(10.1)	(481)	(36.0)	(36.6)
Profit from continuing operations	413	(20.1)	(23.1)	929	(38.8)	(39.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	413	(20.1)	(23.1)	929	(38.8)	(39.4)
Non-controlling interests	(59)	24.3	20.5	(106)	(30.9)	(31.5)
Profit attributable to the parent	354	(24.6)	(27.5)	823	(39.7)	(40.2)

Balance sheet
Loans and advances to customers	94,818	4.9	0.2	94,818	10.7	6.3
Cash, central banks and credit institutions	47,994	7.7	2.8	47,994	27.3	22.2
Debt instruments	46,891	17.8	12.4	46,891	13.8	9.3
Other financial assets	7,692	21.2	15.7	7,692	(7.8)	(11.5)
Other asset accounts	14,226	1.5	(3.1)	14,226	6.3	2.0
Total assets	211,621	8.4	3.5	211,621	13.6	9.1
Customer deposits	97,167	5.5	0.7	97,167	12.3	7.8
Central banks and credit institutions	31,460	16.6	11.3	31,460	13.7	9.2
Marketable debt securities	29,312	9.8	4.8	29,312	31.1	25.9
Other financial liabilities	30,710	10.5	5.5	30,710	8.7	4.4
Other liabilities accounts	6,188	10.3	5.3	6,188	1.7	(2.3)
Total liabilities	194,837	8.7	3.8	194,837	14.0	9.5
Total equity	16,784	5.1	0.4	16,784	9.2	4.9

Memorandum items:
Gross loans and advances to customers [2]	101,052	4.9	0.1	101,052	10.7	6.3
Customer funds	131,063	4.1	(0.7)	131,063	7.6	3.3
Customer deposits [3]	84,625	7.5	2.7	84,625	10.3	6.0
Mutual funds	46,438	(1.7)	(6.2)	46,438	2.9	(1.2)

Ratios (%), operating means and customers
RoTE	10.01	(4.09)		12.04	(9.42)
Efficiency ratio	35.0	(0.4)		35.1	4.6
NPL ratio	7.00	(0.34)		7.00	0.66
NPL coverage ratio	82.7	3.2		82.7	(9.6)
Number of employees	58,505	3.2		58,505	8.9
Number of branches	2,772	(2.6)		2,772	(5.6)
Number of total customers (thousands)	63,305	3.8		63,305	12.7
Number of active customers (thousands)	31,853	0.4		31,853	2.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Financial information by segment

Chile						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	356	(3.9)	(3.8)	727	(29.9)	(32.4)
Net fee income	163	6.6	6.8	316	42.8	37.8
Gains (losses) on financial transactions [1]	97	20.1	20.3	179	56.1	50.6
Other operating income	5	427.1	427.7	7	—	—
Total income	623	2.7	2.9	1,229	(9.4)	(12.6)
Administrative expenses and amortizations	(266)	4.7	4.9	(521)	6.4	2.7
Net operating income	356	1.2	1.4	708	(18.4)	(21.3)
Net loan-loss provisions	(86)	(26.8)	(26.7)	(203)	(0.9)	(4.4)
Other gains (losses) and provisions	16	58.4	58.6	26	—	—
Profit before tax	286	17.0	17.2	531	(17.8)	(20.7)
Tax on profit	(34)	2.9	3.1	(67)	(22.5)	(25.2)
Profit from continuing operations	252	19.2	19.4	464	(17.1)	(20.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	252	19.2	19.4	464	(17.1)	(20.0)
Non-controlling interests	(73)	18.2	18.4	(134)	(20.3)	(23.1)
Profit attributable to the parent	180	19.6	19.8	330	(15.7)	(18.7)

Balance sheet
Loans and advances to customers	45,591	(1.5)	0.0	45,591	16.2	3.7
Cash, central banks and credit institutions	6,545	(11.6)	(10.3)	6,545	(10.5)	(20.1)
Debt instruments	13,460	3.1	4.7	13,460	24.3	10.9
Other financial assets	13,414	(7.3)	(5.9)	13,414	(13.2)	(22.5)
Other asset accounts	2,786	(5.8)	(4.3)	2,786	(18.1)	(26.9)
Total assets	81,795	(2.8)	(1.3)	81,795	7.3	(4.3)
Customer deposits	30,797	(2.9)	(1.4)	30,797	9.9	(1.9)
Central banks and credit institutions	15,345	3.7	5.3	15,345	6.3	(5.1)
Marketable debt securities	11,371	1.0	2.6	11,371	20.4	7.4
Other financial liabilities	14,111	(7.3)	(5.9)	14,111	(11.8)	(21.3)
Other liabilities accounts	4,391	(14.7)	(13.4)	4,391	13.6	1.4
Total liabilities	76,015	(2.7)	(1.2)	76,015	5.9	(5.5)
Total equity	5,780	(4.4)	(2.9)	5,780	28.7	14.8

Memorandum items:
Gross loans and advances to customers [2]	46,914	(1.5)	0.0	46,914	16.2	3.6
Customer funds	41,011	(1.1)	0.4	41,011	17.2	4.6
Customer deposits [3]	30,616	(2.5)	(1.0)	30,616	12.2	0.1
Mutual funds	10,395	3.3	4.9	10,395	35.1	20.5

Ratios (%), operating means and customers
RoTE	18.33	3.67		16.46	(6.29)
Efficiency ratio	42.8	0.8		42.4	6.3
NPL ratio	4.9	0.2		4.9	0.2
NPL coverage ratio	56.2	(3.0)		56.2	(4.2)
Number of employees	9,928	(1.8)		9,928	0.1
Number of branches	259	(5.8)		259	(15.4)
Number of total customers (thousands)	3,737	0.5		3,737	(7.2)
Number of active customers (thousands)	2,186	0.5		2,186	5.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	67

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Financial information by segment

Argentina						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	606	13.9	63.8	1,138	55.5	232.7
Net fee income	145	5.7	53.8	282	6.9	128.8
Gains (losses) on financial transactions (1)	109	26.3	79.1	195	70.0	263.9
Other operating income	(332)	30.5	84.3	(586)	102.8	333.9
Total income	528	5.4	53.3	1,029	25.3	168.2
Administrative expenses and amortizations	(272)	8.8	57.5	(522)	9.4	134.1
Net operating income	256	2.0	49.2	508	47.3	215.3
Net loan-loss provisions	(54)	26.0	78.7	(97)	34.4	187.7
Other gains (losses) and provisions	(74)	145.5	226.2	(104)	(1.4)	111.0
Profit before tax	129	(27.8)	12.4	308	83.3	292.4
Tax on profit	(16)	(59.6)	(26.8)	(55)	149.4	433.7
Profit from continuing operations	113	(18.9)	23.4	253	73.4	271.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	113	(18.9)	23.4	253	73.4	271.1
Non-controlling interests	0	20.0	71.4	(1)	58.4	238.9
Profit attributable to the parent	113	(19.0)	23.3	252	73.4	271.2

Balance sheet
Loans and advances to customers	6,207	7.6	32.8	6,207	1.8	117.8
Cash, central banks and credit institutions	2,912	(33.0)	(17.4)	2,912	(19.4)	72.4
Debt instruments	5,027	17.4	44.9	5,027	11.4	138.5
Other financial assets	40	(38.3)	(23.8)	40	13.6	143.1
Other asset accounts	1,022	8.7	34.0	1,022	(3.8)	105.8
Total assets	15,207	(1.3)	21.8	15,207	(0.7)	112.4
Customer deposits	9,914	(8.6)	12.8	9,914	(12.1)	88.1
Central banks and credit institutions	1,738	94.2	139.5	1,738	141.8	417.6
Marketable debt securities	148	(0.7)	22.5	148	(5.5)	102.2
Other financial liabilities	960	6.0	30.7	960	0.4	114.8
Other liabilities accounts	519	6.8	31.8	519	29.8	177.8
Total liabilities	13,278	0.0	23.3	13,278	(1.7)	110.3
Total equity	1,930	(9.0)	12.2	1,930	6.6	128.1

Memorandum items:
Gross loans and advances to customers [2]	6,394	7.4	32.5	6,394	0.9	116.0
Customer funds	14,309	(7.3)	14.3	14,309	(3.5)	106.6
Customer deposits [3]	9,914	(8.2)	13.2	9,914	(12.1)	88.1
Mutual funds	4,395	(5.1)	17.0	4,395	24.1	165.5

Ratios (%), operating means and customers
RoTE	31.37	1.55		30.66	9.72
Efficiency ratio	51.4	1.6		50.7	(7.4)
NPL ratio	1.92	(0.15)		1.92	(0.55)
NPL coverage ratio	163.1	(6.2)		163.1	(8.0)
Number of employees	8,233	(0.8)		8,233	(3.3)
Number of branches	362	(5.2)		362	(11.1)
Number of total customers (thousands)	4,565	2.7		4,565	4.4
Number of active customers (thousands)	3,172	0.5		3,172	(1.7)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - June 2023

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Financial information by segment

Other South America
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	172	11.4	10.4	327	38.3	33.2
Net fee income	62	5.6	4.3	122	34.9	31.1
Gains (losses) on financial transactions [1]	29	3.4	0.4	57	39.6	41.3
Other operating income	(4)	67.8	68.1	(7)	19.4	18.3
Total income	259	8.4	7.1	499	37.9	33.8
Administrative expenses and amortizations	(145)	4.1	3.0	(284)	20.6	18.6
Net operating income	114	14.6	13.0	214	70.5	61.3
Net loan-loss provisions	(40)	5.2	4.2	(78)	89.1	81.1
Other gains (losses) and provisions	(6)	103.2	103.3	(9)	285.4	252.7
Profit before tax	68	16.2	14.2	127	55.1	46.1
Tax on profit	(47)	63.4	61.8	(76)	94.6	89.3
Profit from continuing operations	21	(29.0)	(31.2)	51	19.3	9.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	21	(29.0)	(31.2)	51	19.3	9.3
Non-controlling interests	0	(63.1)	(63.1)	2	96.8	96.7
Profit attributable to the parent	22	(30.4)	(32.5)	53	20.9	10.8

Balance sheet
Loans and advances to customers	10,198	3.5	(1.6)	10,198	4.3	4.6
Cash, central banks and credit institutions	2,513	(10.0)	(13.9)	2,513	3.2	2.9
Debt instruments	2,613	8.9	4.5	2,613	(7.4)	(8.7)
Other financial assets	353	18.2	12.4	353	60.7	60.8
Other asset accounts	994	1.3	(0.8)	994	11.0	11.0
Total assets	16,671	2.1	(2.5)	16,671	3.2	3.1
Customer deposits	8,970	2.7	(1.6)	8,970	1.5	0.6
Central banks and credit institutions	4,446	(3.1)	(8.7)	4,446	(5.5)	(3.9)
Marketable debt securities	627	10.6	6.8	627	26.2	24.3
Other financial liabilities	474	19.7	14.5	474	58.4	58.9
Other liabilities accounts	572	2.4	(1.1)	572	21.7	20.9
Total liabilities	15,089	1.7	(3.0)	15,089	1.9	1.8
Total equity	1,583	6.6	2.6	1,583	17.5	17.0

Memorandum items:
Gross loans and advances to customers [2]	10,408	3.7	(1.5)	10,408	4.4	4.7
Customer funds	9,982	2.8	(1.5)	9,982	1.0	0.0
Customer deposits [3]	8,970	2.7	(1.6)	8,970	1.5	0.6
Mutual funds	1,013	2.9	(0.6)	1,013	(3.5)	(5.3)

Resources
Number of employees	4,747	2.4		4,747	39.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	69

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,011	(1.7)	(1.3)	2,040	0.4	2.6
Net fee income	203	6.4	6.4	394	(7.2)	(6.8)
Gains (losses) on financial transactions [1]	27	(10.4)	(10.3)	57	213.2	217.5
Other operating income	74	(20.5)	(20.4)	166	70.4	71.3
Total income	1,315	(2.1)	(1.7)	2,658	3.3	5.2
Administrative expenses and amortizations	(655)	(0.6)	(0.3)	(1,314)	5.3	7.3
Net operating income	660	(3.4)	(3.1)	1,344	1.4	3.2
Net loan-loss provisions	(222)	15.0	15.8	(415)	44.5	48.0
Other gains (losses) and provisions	43	—	—	(1)	(97.3)	(97.3)
Profit before tax	481	7.4	7.7	928	(8.1)	(6.6)
Tax on profit	(116)	5.1	5.1	(227)	(2.8)	(1.6)
Profit from continuing operations	364	8.2	8.6	701	(9.7)	(8.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	364	8.2	8.6	701	(9.7)	(8.2)
Non-controlling interests	(87)	(6.3)	(6.5)	(180)	(12.0)	(11.6)
Profit attributable to the parent	277	13.7	14.4	521	(8.9)	(6.9)

Balance sheet
Loans and advances to customers	125,448	1.1	1.0	125,448	7.4	8.7
Cash, central banks and credit institutions	16,593	5.8	5.9	16,593	14.6	16.4
Debt instruments	5,239	(24.5)	(24.7)	5,239	(33.1)	(33.0)
Other financial assets	163	(7.6)	(7.9)	163	21.6	21.7
Other asset accounts	9,256	2.9	2.7	9,256	21.4	22.0
Total assets	156,699	0.5	0.4	156,699	6.7	7.9
Customer deposits	61,962	2.1	2.2	61,962	7.7	9.0
Central banks and credit institutions	38,548	(5.0)	(5.5)	38,548	(2.1)	(1.2)
Marketable debt securities	36,155	2.7	2.8	36,155	16.5	17.8
Other financial liabilities	2,323	35.8	35.1	2,323	37.7	37.8
Other liabilities accounts	5,105	2.6	2.6	5,105	10.2	11.2
Total liabilities	144,094	0.7	0.6	144,094	7.3	8.5
Total equity	12,606	(1.2)	(1.4)	12,606	0.2	2.1

Memorandum items:
Gross loans and advances to customers [2]	127,891	1.1	1.0	127,891	7.2	8.5
Customer funds	65,423	2.4	2.5	65,423	9.5	10.8
Customer deposits [3]	61,962	2.1	2.2	61,962	7.7	9.0
Mutual funds	3,461	6.7	6.7	3,461	56.6	56.6

Ratios (%), operating means and customers
RoTE	11.74	1.85		10.79	(1.20)
Efficiency ratio	49.8	0.7		49.4	0.9
NPL ratio	2.04	(0.01)		2.04	(0.19)
NPL coverage ratio	94.5	0.9		94.5	(3.0)
Number of employees	16,624	(0.1)		16,624	4.6
Number of branches	363	0.0		363	(1.9)
Number of total customers (thousands)	19,717	(0.6)		19,717	1.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

70	January - June 2023

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23	Q1'23%		H1'23	H1'22%
Net interest income	(42)	(52)	(19.2)	(94)	(353)	(73.5)
Net fee income	(3)	(3)	(1.1)	(7)	(1)	615.3
Gains (losses) on financial transactions [1]	(135)	(54)	148.4	(189)	(371)	(49.0)
Other operating income	(37)	(15)	153.1	(52)	(22)	141.9
Total income	(218)	(124)	75.0	(342)	(747)	(54.2)
Administrative expenses and amortizations	(95)	(95)	—	(189)	(179)	5.6
Net operating income	(312)	(219)	42.6	(531)	(926)	(42.6)
Net loan-loss provisions	1	3	(75.3)	4	(5)	—
Other gains (losses) and provisions	(30)	(44)	(32.4)	(74)	(82)	(10.5)
Profit before tax	(341)	(260)	31.2	(601)	(1,014)	(40.7)
Tax on profit	—	(19)	—	(19)	(26)	(29.0)
Profit from continuing operations	(341)	(279)	22.4	(620)	(1,040)	(40.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(341)	(279)	22.4	(620)	(1,040)	(40.4)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	(341)	(279)	22.4	(620)	(1,040)	(40.4)

Balance sheet
Loans and advances to customers	5,583	5,680	(1.7)	5,583	7,087	(21.2)
Cash, central banks and credit institutions	107,118	94,047	13.9	107,118	108,644	(1.4)
Debt instruments	7,827	8,105	(3.4)	7,827	6,928	13.0
Other financial assets	1,003	783	28.1	1,003	522	91.9
Other asset accounts	127,867	129,786	(1.5)	127,867	129,429	(1.2)
Total assets	249,398	238,400	4.6	249,398	252,610	(1.3)
Customer deposits	1,181	1,127	4.8	1,181	928	27.3
Central banks and credit institutions	45,181	38,891	16.2	45,181	69,730	(35.2)
Marketable debt securities	100,538	97,787	2.8	100,538	84,309	19.2
Other financial liabilities	1,284	1,259	2.0	1,284	287	347.7
Other liabilities accounts	8,042	6,367	26.3	8,042	9,063	(11.3)
Total liabilities	156,226	145,431	7.4	156,226	164,317	(4.9)
Total equity	93,172	92,969	0.2	93,172	88,292	5.5

Memorandum items:
Gross loans and advances to customers [2]	5,623	5,704	(1.4)	5,623	7,172	(21.6)
Customer funds	1,181	1,127	4.8	1,181	928	27.3
Customer deposits [3]	1,181	1,127	4.8	1,181	928	27.3
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,896	1,940	(2.3)	1,896	1,811	4.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	9,524	6.1	6.5	18,501	10.5	11.4
Net fee income	1,965	3.4	3.6	3,865	2.0	3.3
Gains (losses) on financial transactions [1]	(75)	161.7	133.6	(104)	—	—
Other operating income	(207)	197.4	498.0	(276)	258.6	—
Total income	11,206	4.0	3.8	21,985	6.3	6.8
Administrative expenses and amortizations	(4,891)	2.9	3.4	(9,646)	7.0	8.8
Net operating income	6,315	4.8	4.1	12,339	5.8	5.2
Net loan-loss provisions	(2,877)	(0.7)	(1.7)	(5,776)	21.9	21.1
Other gains (losses) and provisions	(755)	5.3	5.4	(1,472)	68.8	80.2
Profit before tax	2,683	11.4	10.6	5,091	(15.9)	(17.1)
Tax on profit	(745)	15.4	14.8	(1,390)	(8.8)	(9.6)
Profit from continuing operations	1,938	9.9	9.0	3,701	(18.3)	(19.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,938	9.9	9.0	3,701	(18.3)	(19.6)
Non-controlling interests	(220)	3.8	2.1	(432)	(15.5)	(16.8)
Profit attributable to the parent	1,718	10.7	10.0	3,269	(18.6)	(19.9)
1. Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	774	(7.6)	(2.9)	1,612	(5.8)	(2.6)
Net fee income	554	(10.5)	(10.1)	1,172	14.0	15.3
Gains (losses) on financial transactions [1]	765	(1.2)	1.4	1,538	82.9	95.1
Other operating income	54	—	—	30	46.3	(53.9)
Total income	2,147	(2.7)	(1.2)	4,353	20.8	23.5
Administrative expenses and amortizations	(772)	4.5	5.5	(1,510)	17.0	17.6
Net operating income	1,375	(6.3)	(4.5)	2,843	23.0	26.9
Net loan-loss provisions	(31)	—	—	(3)	—	—
Other gains (losses) and provisions	(25)	(31.2)	(31.3)	(61)	5.7	3.3
Profit before tax	1,320	(9.6)	(7.9)	2,779	21.9	25.9
Tax on profit	(359)	(14.1)	(14.2)	(777)	21.2	21.2
Profit from continuing operations	961	(7.8)	(5.3)	2,002	22.2	27.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	961	(7.8)	(5.3)	2,002	22.2	27.9
Non-controlling interests	(61)	(5.8)	(7.7)	(126)	24.7	23.6
Profit attributable to the parent	899	(7.9)	(5.2)	1,876	22.0	28.2
1. Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	456	10.5	10.9	869	191.8	197.4
Net fee income	317	2.7	4.0	626	(4.5)	(4.1)
Gains (losses) on financial transactions [1]	37	19.7	25.0	68	17.7	20.0
Other operating income	77	(0.2)	(5.1)	154	(14.8)	(19.6)
Total income	887	7.0	7.3	1,717	44.1	43.9
Administrative expenses and amortizations	(283)	1.6	1.9	(561)	11.0	10.8
Net operating income	604	9.7	10.1	1,156	68.4	68.4
Net loan-loss provisions	15	—	—	16	—	—
Other gains (losses) and provisions	(12)	(47.7)	(47.5)	(35)	76.5	77.5
Profit before tax	607	14.8	15.2	1,136	72.2	72.2
Tax on profit	(145)	8.9	9.8	(279)	91.4	93.1
Profit from continuing operations	462	16.7	17.0	857	66.8	66.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	462	16.7	17.0	857	66.8	66.4
Non-controlling interests	(20)	5.6	3.1	(38)	20.4	18.6
Profit attributable to the parent	442	17.3	17.7	819	69.8	69.5
1. Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	22	138.0	133.5	31	568.5	567.9
Net fee income	228	4.4	2.3	446	17.7	14.4
Gains (losses) on financial transactions [1]	(4)	(42.4)	(43.2)	(12)	808.4	815.1
Other operating income	31	34.3	33.8	55	265.8	259.7
Total income	277	13.8	11.7	521	31.0	27.5
Administrative expenses and amortizations	(295)	6.3	5.6	(573)	28.0	26.5
Net operating income	(18)	(48.0)	(40.5)	(52)	4.0	17.8
Net loan-loss provisions	(6)	(4.9)	(5.2)	(12)	10.9	10.3
Other gains (losses) and provisions	(10)	352.1	345.3	(13)	244.6	248.1
Profit before tax	(34)	(20.2)	(13.3)	(77)	18.8	30.5
Tax on profit	(14)	(4.3)	(8.0)	(29)	(20.9)	(24.3)
Profit from continuing operations	(48)	(16.1)	(11.9)	(105)	4.5	9.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(48)	(16.1)	(11.9)	(105)	4.5	9.0
Non-controlling interests	—	—	—	2	—	—
Profit attributable to the parent	(48)	(13.3)	(8.9)	(103)	(0.3)	3.7
1. Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the section "Financial information by segment", relative to the primary and secondary segments, results are only presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-June 2023
	Statutory results	Adjustments	Underlying results
Net interest income	20,920	—	20,920
Net fee income	6,103	—	6,103
Gains (losses) on financial transactions [1]	1,302	—	1,302
Other operating income	(315)	224	(91)
Total income	28,010	224	28,234
Administrative expenses and amortizations	(12,479)	—	(12,479)
Net operating income	15,531	224	15,755
Net loan-loss provisions	(6,245)	474	(5,771)
Other gains (losses) and provisions	(1,196)	(459)	(1,655)
Profit before tax	8,090	239	8,329
Tax on profit	(2,281)	(213)	(2,494)
Profit from continuing operations	5,809	26	5,835
Net profit from discontinued operations	—	—	—
Consolidated profit	5,809	26	5,835
Non-controlling interests	(568)	(26)	(594)
Profit attributable to the parent	5,241	—	5,241
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
2.	Provisions to strengthen the balance sheet in Brazil in the first quarter, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2022
	Statutory results	Adjustments	Underlying results
Net interest income	18,409	—	18,409
Net fee income	5,852	—	5,852
Gains (losses) on financial transactions [1]	743	—	743
Other operating income	116	—	116
Total income	25,120	—	25,120
Administrative expenses and amortizations	(11,435)	—	(11,435)
Net operating income	13,685	—	13,685
Net loan-loss provisions	(4,735)	—	(4,735)
Other gains (losses) and provisions	(1,035)	—	(1,035)
Profit before tax	7,915	—	7,915
Tax on profit	(2,374)	—	(2,374)
Profit from continuing operations	5,541	—	5,541
Net profit from discontinued operations	—	—	—
Consolidated profit	5,541	—	5,541
Non-controlling interests	(647)	—	(647)
Profit attributable to the parent	4,894	—	4,894
1. Includes exchange differences.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk- weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency (1) (2)	Q2'23	Q1'23	H1'23	H1'22
(EUR million and %)
RoE	11.56%	11.38%	11.47%	10.98%
Profit attributable to the parent	10,680	10,284	10,482	9,789
Average stockholders' equity (excluding minority interests)	92,383	90,353	91,368	89,125

RoTE	14.61%	14.38%	14.49%	13.69%
Profit attributable to the parent	10,680	10,284	10,482	9,789
(+) Goodwill impairment	—	—	—	—
Profit attributable to the parent (excluding goodwill impairment)	10,680	10,284	10,482	9,789
Average stockholders' equity (excluding minority interests)	92,383	90,353	91,368	89,125
(-) Average intangible assets	19,282	18,821	19,051	17,630
Average stockholders' equity (excl. minority interests) - intangible assets	73,101	71,532	72,317	71,495

RoA	0.67%	0.66%	0.67%	0.66%
Consolidated profit	11,883	11,458	11,671	11,082
Average total assets	1,766,099	1,742,316	1,754,207	1,666,474

RoRWA	1.90%	1.86%	1.88%	1.86%
Consolidated profit	11,883	11,458	11,671	11,082
Average risk-weighted assets	624,529	617,031	620,790	597,276

Efficiency ratio	44.3%	44.1%	44.2%	45.5%
Underlying operating expenses	6,334	6,145	12,479	11,435
Operating expenses	6,334	6,145	12,479	11,435
Net capital gains and provisions impact on operating expenses	—	—	—	—
Underlying total income	14,299	13,935	28,234	25,120
Total income	14,088	13,922	28,010	25,120
Net capital gains and provisions impact on total income	211	13	224	—
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
(EUR million and %)
	H1'23			H1'22
	%	Operating expenses	Total income	%	Operating expenses	Total income
Europe	41.9	4,382	10,464	48.5	4,164	8,581
Spain	39.9	2,039	5,113	49.4	1,943	3,937
United Kingdom	49.4	1,363	2,759	51.2	1,348	2,633
Portugal	32.1	265	824	40.9	251	613
Poland	26.8	405	1,509	31.1	339	1,090
North America	47.7	3,060	6,417	46.6	2,692	5,780
US	49.6	1,799	3,624	45.9	1,682	3,665
Mexico	42.1	1,163	2,763	44.4	930	2,096
South America	39.1	3,534	9,037	35.3	3,153	8,933
Brazil	35.1	2,207	6,281	30.5	1,951	6,393
Chile	42.4	521	1,229	36.0	489	1,357
Argentina	50.7	522	1,029	58.0	477	821
Digital Consumer Bank	49.4	1,314	2,658	48.5	1,248	2,573

RoTE
(EUR million and %)
	H1'23			H1'22
	%	Profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	13.51	5,071	37,547	8.80	3,677	41,777
Spain	13.43	2,264	16,856	6.62	1,305	19,711
United Kingdom	13.87	1,636	11,795	10.78	1,472	13,649
Portugal	18.71	642	3,432	11.73	451	3,842
Poland	17.93	642	3,583	13.70	415	3,027
North America	11.08	2,691	24,293	12.17	3,156	25,935
US	8.46	1,334	15,759	11.50	2,180	18,952
Mexico	17.89	1,520	8,497	15.81	1,092	6,904
South America	13.96	2,916	20,886	20.80	3,891	18,712
Brazil	12.04	1,646	13,670	21.46	2,730	12,719
Chile	16.46	660	4,011	22.74	783	3,443
Argentina	30.66	504	1,645	20.93	291	1,389
Digital Consumer Bank	10.79	1,042	9,656	11.99	1,144	9,538

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired.

Credit risk (I)	Jun-23	Mar-23	Jun-22
(EUR million and %)
NPL ratio	3.07%	3.05%	3.05%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	34,949	34,445	34,259
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,045	32,353	32,100
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	251	301	303
Customer guarantees and customer commitments granted classified in stage 3	1,643	1,783	1,846
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	8	10
Total risk	1,137,823	1,128,501	1,121,726
Impaired and non-impaired gross loans and advances to customers	1,068,190	1,063,996	1,061,172
Impaired and non-impaired customer guarantees and customer commitments granted	69,633	64,505	60,554

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Credit risk (II)	Jun-23	Mar-23	Jun-22
(EUR million and %)
Total coverage ratio	68%	68%	71%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,902	23,388	24,195
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	23,146	22,608	23,452
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	756	780	743
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	34,949	34,445	34,259
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,045	32,353	32,100
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	251	301	303
Customer guarantees and customer commitments granted classified in stage 3	1,643	1,783	1,846
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	8	10

Cost of risk	1.08%	1.05%	0.83%
Underlying allowances for loan-loss provisions over the last 12 months	11,545	11,281	8,417
Allowances for loan-loss provisions over the last 12 months	12,019	11,755	8,417
Net capital gains and provisions impact in allowances for loan-loss provisions	-474	-474	—
Average loans and advances to customers over the last 12 months	1,070,729	1,070,927	1,010,282

NPL ratio
(EUR million and %)
	H1'23			H1'22
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	2.35	14,941	634,775	2.63	17,264	656,029
Spain	3.11	8,853	284,263	3.83	11,565	301,693
United Kingdom	1.32	3,358	255,287	1.17	3,046	261,116
Portugal	3.09	1,253	40,503	3.33	1,410	42,310
Poland	3.74	1,382	36,921	3.45	1,162	33,640
North America	3.23	6,144	189,962	2.71	4,811	177,452
US	3.46	4,825	139,641	2.64	3,551	134,761
Mexico	2.60	1,307	50,258	2.95	1,260	42,646
South America	5.88	10,550	179,365	5.39	8,720	161,884
Brazil	7.00	7,730	110,472	6.34	6,364	100,389
Chile	4.95	2,460	49,733	4.70	2,032	43,271
Argentina	1.92	129	6,693	2.48	159	6,422
Digital Consumer Bank	2.04	2,612	128,246	2.22	2,664	119,753

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Alternative performance measures

NPL coverage ratio
(EUR million and %)
	H1'23			H1'22
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	51.1	7,628	14,941	50.2	8,665	17,264
Spain	50.7	4,487	8,853	49.4	5,713	11,565
United Kingdom	32.0	1,073	3,358	32.9	1,004	3,046
Portugal	81.8	1,025	1,253	74.3	1,047	1,410
Poland	74.0	1,022	1,382	76.0	883	1,162
North America	90.0	5,527	6,144	111.4	5,362	4,811
US	85.6	4,130	4,825	121.0	4,298	3,551
Mexico	106.3	1,389	1,307	84.1	1,060	1,260
South America	77.8	8,209	10,550	86.9	7,580	8,720
Brazil	82.7	6,395	7,730	92.3	5,876	6,364
Chile	56.2	1,382	2,460	60.4	1,227	2,032
Argentina	163.1	210	129	171.1	272	159
Digital Consumer Bank	94.5	2,467	2,612	97.4	2,596	2,664

Cost of risk
(EUR million and %)
	H1'23			H1'22
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.42	2,539	599,861	0.37	2,237	604,293
Spain	0.62	1,614	258,503	0.79	2,043	259,039
United Kingdom	0.11	294	258,274	-0.02	-52	249,120
Portugal	0.10	40	39,803	-0.05	-21	40,194
Poland	1.87	581	31,037	0.95	288	30,398
North America	1.70	3,106	182,848	1.09	1,584	145,667
US	1.57	2,155	137,686	0.78	856	110,316
Mexico	2.13	944	44,223	2.05	726	35,430
South America	3.32	5,249	158,215	2.97	4,092	137,575
Brazil	4.74	4,565	96,257	4.26	3,507	82,420
Chile	0.88	397	45,236	0.89	364	41,056
Argentina	3.46	157	4,530	3.07	164	5,324
Digital Consumer Bank	0.54	672	123,516	0.44	506	116,090

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
1. Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others	Jun-23	Mar-23	Jun-23	Jun-22
(EUR million and %)
TNAV (tangible book value) per share	4.57	4.41		4.24
Tangible book value	73,941	71,683		71,162
Number of shares excl. treasury stock (million)	16,170	16,266		16,791

Price / Tangible book value per share (X)	0.74	0.78		0.63
Share price (euros)	3.385	3.426		2.688
TNAV (tangible book value) per share	4.57	4.41		4.24

Loan-to-deposit ratio	103%	104%		108%
Net loans and advances to customers	1,045,044	1,041,388		1,037,721
Customer deposits	1,013,778	998,949		957,690

	Q2'23	Q1'23	H1'23	H1'22
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	864	773	1,637	1,258
Profit after tax	462	395	857	515
Net fee income net of tax	402	378	779	743
% change YoY operating expenses

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Alternative performance measures
Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for H1 2023 to all periods contemplated in the analysis.
The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2023 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'23	H1'22	Jun-23	Mar-23	Jun-22
US dollar	1.080	1.092	1.091	1.086	1.045
Pound sterling	0.876	0.842	0.858	0.878	0.860
Brazilian real	5.478	5.527	5.255	5.504	5.473
Mexican peso	19.623	22.142	18.719	19.606	21.073
Chilean peso	870.824	902.582	874.022	860.680	979.495
Argentine peso	226.761	122.552	279.984	226.979	130.825
Polish zloty	4.623	4.634	4.436	4.677	4.702

Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary segments, the changes in operating expenses, as well as the changes excluding the exchange rate effect, and the changes of the latter excluding the effect of average inflation over the last twelve months. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the regions, as the weighted average of each country comprising the region's inflation rate, weighted by each country's operating expenses in the region. The table below shows the cost changes in constant euros, the average inflation rates calculated as indicated and the cost changes in real terms, i.e. in constant euros and excluding average inflation of the last twelve months.

Operating expenses: % change year-on-year
	In constant EUR	Average inflation last 12 months	In real terms
Europe	6.5	8.5	-2.0
Spain	4.9	6.2	-1.3
United Kingdom	5.2	9.8	-4.7
Portugal	5.6	7.8	-2.2
Poland	19.1	15.9	3.2
North America	8.1	6.7	1.4
US	5.8	6.3	-0.5
Mexico	10.9	7.4	3.5
South America	20.3	20.7	-0.4
Brazil	12.1	6.0	6.2
Chile	2.7	11.8	-9.1
Argentina	134.1	96.0	38.1
Digital Consumer Bank	7.3	8.4	-1.1
Total Group	10.6	11.6	-1.0

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Alternative performance measures

ESG indicators
Metric	Definition	Jun-23
Green finance raised and facilitated (EUR mn)	Nominal amount of PF, PF Advisory, PF bonds, Green bonds, ECA, M&A, ECM transactions classified by SCFS panel and reported in the League Tables since the beginning of the exercise.	98,600
Sustainable Responsible Investments AuM (EUR mn)	Volume of assets under management classified as article 8 - promoting ESG objectives - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088). Includes assets managed by Santander Asset Management (SAM), third-party funds and SAM funds managed with equivalent criteria in those geographies where SFDR does not apply (mainly Latin America).	58,600

Note: Not taxonomy.

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Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT

NOTE:	The following financial information for the first six months of 2023 and 2022 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

As a result of the implementation from 1 January 2023 of the amendments to IFRS 17 (new general accounting standard for insurance contracts), the Group has performed retrospectively a reclassification in the balance sheet to 'Liabilities under insurance or reinsurance contracts', related to the different treatment established by this new standard for the components of an insurance contract.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-23	Dec-22	Jun-22
Cash, cash balances at central banks and other deposits on demand	207,546	223,073	211,276
Financial assets held for trading	183,834	156,118	163,235
Non-trading financial assets mandatorily at fair value through profit or loss	5,796	5,713	5,845
Financial assets designated at fair value through profit or loss	9,645	8,989	11,025
Financial assets at fair value through other comprehensive income	86,756	85,239	91,998
Financial assets at amortized cost	1,180,302	1,147,044	1,129,690
Hedging derivatives	7,532	8,069	6,735
Changes in the fair value of hedged items in portfolio hedges of interest risk	(4,711)	(3,749)	(1,769)
Investments	7,679	7,615	7,665
Joint ventures entities	1,935	1,981	1,971
Associated entities	5,744	5,634	5,694
Assets under insurance or reinsurance contracts	243	308	310
Tangible assets	34,159	34,073	34,640
Property, plant and equipment	33,118	33,044	33,621
For own-use	13,718	13,489	13,513
Leased out under an operating lease	19,400	19,555	20,108
Investment property	1,041	1,029	1,019
Of which : Leased out under an operating lease	872	804	838
Intangible assets	19,528	18,645	18,349
Goodwill	14,126	13,741	13,877
Other intangible assets	5,402	4,904	4,472
Tax assets	29,840	29,987	29,025
Current tax assets	8,793	9,200	8,293
Deferred tax assets	21,047	20,787	20,732
Other assets	9,193	10,082	10,981
Insurance contracts linked to pensions	97	104	128
Inventories	10	11	7
Other	9,086	9,967	10,846
Non-current assets held for sale	3,151	3,453	3,835
TOTAL ASSETS	1,780,493	1,734,659	1,722,840

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-23	Dec-22	Jun-22
Financial liabilities held for trading	134,888	115,185	114,406
Financial liabilities designated at fair value through profit or loss	36,220	40,268	24,726
Financial liabilities at amortized cost	1,446,882	1,423,858	1,427,721
Hedging derivatives	10,288	9,228	9,269
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(309)	(117)	(94)
Liabilities under insurance or reinsurance contracts	17,584	16,426	16,955
Provisions	8,389	8,149	8,590
Pensions and other post-retirement obligations	2,284	2,392	2,525
Other long term employee benefits	859	950	1,071
Taxes and other legal contingencies	2,558	2,074	2,242
Contingent liabilities and commitments	756	734	743
Other provisions	1,932	1,999	2,009
Tax liabilities	9,648	9,468	10,085
Current tax liabilities	3,164	3,040	2,853
Deferred tax liabilities	6,484	6,428	7,232
Other liabilities	14,859	14,609	13,720
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,678,449	1,637,074	1,625,378

EQUITY
Shareholders' equity	127,258	124,732	122,037
Capital	8,092	8,397	8,397
Called up paid capital	8,092	8,397	8,397
Unpaid capital which has been called up	—	—	—
Share premium	44,373	46,273	46,273
Equity instruments issued other than capital	704	688	672
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	704	688	672
Other equity	196	175	151
Accumulated retained earnings	74,112	66,702	66,698
Revaluation reserves	—	—	—
Other reserves	(5,413)	(5,454)	(5,038)
(-) Own shares	(47)	(675)	(10)
Profit attributable to shareholders of the parent	5,241	9,605	4,894
(-) Interim dividends	—	(979)	—
Other comprehensive income (loss)	(33,789)	(35,628)	(32,526)
Items not reclassified to profit or loss	(4,956)	(4,635)	(3,809)
Items that may be reclassified to profit or loss	(28,833)	(30,993)	(28,717)
Non-controlling interest	8,575	8,481	7,951
Other comprehensive income	(1,484)	(1,856)	(2,090)
Other items	10,059	10,337	10,041
TOTAL EQUITY	102,044	97,585	97,462
TOTAL LIABILITIES AND EQUITY	1,780,493	1,734,659	1,722,840

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	283,903	274,075	275,865
Financial guarantees granted	14,401	12,856	12,881
Other commitments granted	113,266	92,672	91,195

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	H1'23	H1'22
Interest income	49,922	30,869
Financial assets at fair value through other comprehensive income	3,629	2,211
Financial assets at amortized cost	37,503	26,073
Other interest income	8,790	2,585
Interest expense	(29,002)	(12,460)
Interest income/ (charges)	20,920	18,409
Dividend income	382	335
Income from companies accounted for using the equity method	296	312
Commission income	8,277	7,792
Commission expense	(2,174)	(1,940)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	22	233
Financial assets at amortized cost	6	28
Other financial assets and liabilities	16	205
Gain or losses on financial assets and liabilities held for trading, net	263	718
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	263	718
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	26	(15)
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	26	(15)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(194)	756
Gain or losses from hedge accounting, net	108	128
Exchange differences, net	1,077	(1,077)
Other operating income	480	819
Other operating expenses	(1,504)	(1,461)
Income from assets under insurance and reinsurance contracts	414	1,349
Expenses from liabilities under insurance and reinsurance contracts	(383)	(1,238)
Total income	28,010	25,120
Administrative expenses	(10,873)	(9,993)
Staff costs	(6,603)	(5,948)
Other general and administrative expenses	(4,270)	(4,045)
Depreciation and amortization	(1,606)	(1,442)
Provisions or reversal of provisions, net	(1,330)	(935)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(6,237)	(4,763)
Financial assets at fair value through other comprehensive income	6	(1)
Financial assets at amortized cost	(6,243)	(4,762)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(92)	(61)
Tangible assets	(78)	(24)
Intangible assets	(5)	(29)
Others	(9)	(8)
Gain or losses on non-financial assets and investments, net	277	(4)
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(59)	(7)
Operating profit/(loss) before tax	8,090	7,915
Tax expense or income from continuing operations	(2,281)	(2,374)
Profit/(loss) for the period from continuing operations	5,809	5,541
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	5,809	5,541
Profit attributable to non-controlling interests	568	647
Profit/(loss) attributable to the parent	5,241	4,894

Earnings/(losses) per share
Basic	0.31	0.27
Diluted	0.31	0.27

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APIs: Application Programming Interface
•APM: Alternative Performance Measures
•APS: Amherst Pierpont Securities
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Costs in real terms: variations excluding the effect of average inflation over the last twelve months
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programs are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account
•MDA: Maximum Distributable Amount
•mn: Million
•NII: Net Interest Income
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•PBT: Profit before tax
•PoS: Point of Sale
•pp: percentage points
•QoQ: Quarter-on- quarter
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SRF: Single resolution fund
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance
•YoY: Year-on-year

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Non-financial information
This report contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.
NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.

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Important Information
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
Not a securities offer
This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this report should be taken as a profit and loss forecast.
Third Party Information
In this report, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

90	January - June 2023

Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 26 July 2023	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer